As filed with the Securities and Exchange Commission on June 1, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GOLD KIST HOLDINGS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2015	20-1163666
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

(770) 393-5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

J. David Dyson

General Counsel, Vice President and Corporate Secretary

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

(770) 393-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

B. Harvey Hill, Jr.

William Scott Ortwein

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after the conversion described in this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	32,000,000 shares	$251,179,000	$31,825

(1)	Based upon an estimate of the number of shares of common stock of Gold Kist Holdings Inc. that will be exchanged for patronage equity of Gold Kist Inc.
(2)	Calculated in accordance with Rule 457(f)(2) under the Securities Act based upon the book value as of April 30, 2004 of the patronage equity to be exchanged in the conversion described in this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

The information in this disclosure statement-prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This disclosure statement-prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary—Subject to Completion Dated June 1, 2004

Dear Gold Kist Member:

You are cordially invited to attend a special meeting of Gold Kist Inc. to be held on                  , 2004, beginning at 10:00 a.m. at our principal offices at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346. At this meeting, Gold Kist members will be asked to approve a plan of conversion, pursuant to which Gold Kist will convert from a cooperative marketing association organized under the Georgia Cooperative Marketing Act to a for profit corporation organized under the laws of the State of Delaware by merging into a newly formed corporation called Gold Kist Holdings Inc., which we refer to as New Gold Kist.

After the conversion, New Gold Kist will conduct our business and own all of our assets. However, New Gold Kist will conduct business on a for profit basis, rather than on a non-profit cooperative basis. Immediately prior to the conversion, Gold Kist will redeem a portion of its patronage equity for cash. As part of the conversion, you will receive cash, shares of the common stock of New Gold Kist, or both, in exchange for your Gold Kist patronage equity and your member’s interest, as described in detail in this disclosure statement-prospectus. You should refer to the section in this document entitled “The Plan of Conversion” for a description of how the conversion will work.

The conversion requires the approval of the lesser of a majority of all of Gold Kist’s members and two-thirds of Gold Kist’s members voting in person or by ballot at the special meeting. We encourage you to attend the special meeting. If you are unable to attend, please complete, sign, date and return the enclosed ballot to ensure that your vote will be represented at the special meeting. We have provided a stamped envelope addressed to the independent inspector of elections for your convenience.

Our Board of Directors has unanimously approved and adopted the plan of conversion and determined that the conversion is in the best interests of Gold Kist, its members and its former member equity holders. Accordingly, our Board of Directors recommends that you vote to approve the plan of conversion.

On the effective date of the plan of conversion, New Gold Kist will conduct an initial public offering of its common stock. We will conduct the initial public offering in order to provide liquidity and pay cash to some of Gold Kist’s members and former member equity holders in connection with the conversion, to repay indebtedness and to raise capital for our future growth and to allow us to compete more effectively. We have applied to list New Gold Kist’s common stock on the New York Stock Exchange under the symbol “GKI.”

Part 1 of this document provides you with detailed information about the proposed conversion. Part 2 of this document includes business and financial information about us. We encourage you to read the entire document carefully.

See “Risk Factors” beginning on page 6 of this document for a discussion of some of the risks relevant to the conversion and our business.

Douglas A. Reeves Chairman of the Board of Directors	John Bekkers President and Chief Executive Officer

Neither the SEC nor any state securities commission has approved or disapproved of the shares of New Gold Kist common stock to be issued in the conversion or determined if this disclosure statement-prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated                     , 2004 and was first mailed to members on or about                     , 2004.

Gold Kist Inc.

Notice of Special Meeting of Members

To Be Held on                     , 2004

To the members of Gold Kist:

We will hold a special meeting of the members of Gold Kist Inc. at our principal offices at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346 on                     , 2004 at 10:00 a.m. At the special meeting, we will consider the following matters:

•	to consider and vote upon the approval of a plan of conversion by and between Gold Kist Inc. and Gold Kist Holdings Inc., as it may be amended from time to time; and

•	to consider and vote upon any motion submitted to a vote of the members to adjourn or postpone the special meeting to another time and place for the purpose of soliciting additional ballots.

Only members of record at the close of business on                     , 2004 are entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. The affirmative vote of the lesser of a majority of our members and two-thirds of our members voting in person and by ballot at the special meeting is necessary to approve the plan of conversion. If you do not expect to attend the special meeting, please vote by ballot. Mark, sign, date and promptly return the enclosed ballot card in the stamped envelope. It requires no postage if mailed in the United States. Your ballots will be collected and tabulated by SunTrust Bank, the inspector of elections that we have engaged to manage the special meeting process. Please note that once you have submitted your ballot, Georgia law does not allow you to revoke your ballot or change your vote by submitting another ballot or voting in person at the special meeting.

By Order of the Board of Directors,

J. David Dyson

Secretary

ABOUT THIS DISCLOSURE STATEMENT-PROSPECTUS

This disclosure statement-prospectus is being provided to the members and former member equity holders of Gold Kist Inc., a cooperative marketing association organized under the Georgia Cooperative Marketing Act, which we refer to as Gold Kist, to request that the members approve a plan of conversion, pursuant to which Gold Kist will convert to a for profit corporation by merging into Gold Kist Holdings Inc., a Delaware corporation, which we refer to as New Gold Kist. Pursuant to the plan of conversion, the patronage equity of Gold Kist will be converted into cash and shares of the common stock of New Gold Kist.

Part 1 of this disclosure statement-prospectus summarizes the plan of conversion, describes the conversion of Gold Kist from a cooperative marketing association to a for profit business corporation and describes the consideration that will be paid to Gold Kist members and former member equity holders pursuant to the plan of conversion. Part 2 of this disclosure statement-prospectus contains information about Gold Kist and its business, including financial statements, certain considerations relevant to the ownership of the common stock of New Gold Kist and other matters. We urge you to read both parts of this disclosure statement-prospectus carefully.

References in this disclosure statement-prospectus to the terms “we,” “our” or “us” refer to Gold Kist and its subsidiaries before the conversion and to New Gold Kist and its subsidiaries after the conversion. References in this disclosure statement-prospectus to the terms “you” or “your” refer to the members and former member equity holders, as appropriate. The terms “fiscal 2005,” “fiscal 2004,” “fiscal 2003,” “fiscal 2002,” “fiscal 2001,” “fiscal 2000” and “fiscal 1999” refer to Gold Kist’s fiscal years ending or ended June 25, 2005, June 26, 2004, June 28, 2003, June 29, 2002, June 30, 2001, July 1, 2000 and June 26, 1999, respectively.

About This Disclosure Statement-Prospectus	i
Questions and Answers about the Conversion	ii
Summary	1
Risk Factors	6
The Special Meeting	12
The Plan of Conversion	14
Effect of the Conversion on Rights of Members	29
Annex A - Agreement and Plan of Conversion	38
Annex B - Tax Opinion of Alston & Bird LLP	38

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QUESTIONS AND ANSWERS ABOUT THE CONVERSION

The following are questions that you might have about the conversion and brief answers to those questions. These questions and answers do not address all of the questions that you may have about the conversion. You should carefully read this entire disclosure statement-prospectus before casting your vote on the plan of conversion.

What am I being asked to vote upon?

Gold Kist’s members are being asked to vote by ballot or in person at our special meeting on the approval of a plan of conversion pursuant to which Gold Kist will convert from a cooperative marketing association organized under the Georgia Cooperative Marketing Act to a for profit corporation by merging into a newly formed Delaware corporation called Gold Kist Holdings Inc., which we refer to as New Gold Kist.

What does this mean for Gold Kist?

At the time we complete the conversion, Gold Kist will cease operating its business as a cooperative marketing association. From that time, New Gold Kist will operate the business on a for profit basis. Otherwise, there will not be any changes to the terms of the production contracts upon which we conduct business with our contract growers because of the conversion. There will be several differences in the rights that you currently have as members of Gold Kist and the rights you will have as holders of New Gold Kist common stock. One of the primary differences to you will be that New Gold Kist will not accumulate and allocate patronage earnings to its stockholders. Furthermore, New Gold Kist will have stockholders and not members, as it will not be a cooperative marketing association. For a detailed description of these differences, you should carefully read the section entitled “Effect of the Conversion on Rights of Members.”

Why is our Board of Directors proposing the conversion?

Our Board of Directors has carefully considered the conversion and what is in the best interests of the members and the future success of Gold Kist. The principal reasons that our Board of Directors is proposing the conversion are to provide liquidity to our members and to increase our financial flexibility through improved access to capital, which will enhance our ability to make the additional capital expenditures necessary to improve our operations generally, to serve particular important customers, to develop additional products and to sell more of our products.

What will be distributed under the plan of conversion?

Under the plan of conversion, we currently estimate that we will distribute an aggregate of $600.0 million of cash and shares of common stock of New Gold Kist, consisting of an estimated $480.0 million of shares of common stock and $120.0 million of cash. These estimates are based on the sale of 18 million shares of common stock of New Gold Kist at $15.00 per share in our proposed initial public offering, the use of $150.0 million of the gross proceeds from the proposed initial public offering by New Gold Kist and the distribution of 32 million shares of common stock of New Gold Kist to members and former member equity holders in the conversion. If the underwriters exercise their over-allotment option in full to purchase additional shares of New Gold Kist common stock in our proposed initial public offering, then the estimated $600.0 million that we will distribute will consist of an estimated $439.5 million of shares of common stock of New Gold Kist and $160.5 million of cash.

How will these amounts be allocated among Gold Kist’s members and former member equity holders?

We will distribute the cash and shares of common stock of New Gold Kist under the plan of conversion as follows, as provided in the member-approved By-Laws of Gold Kist,

•	Members and former member equity holders who individually hold patronage equity having a value of less than $10,000 will receive a cash payment equal to the stated amount of their patronage equity.

•	Members who hold patronage equity having a value of $10,000 or more will receive cash and shares of common stock of New Gold Kist having a value equal to the stated amount of their patronage equity. We also expect that members will receive an additional distribution based on their share of patronage over the last five fiscal years, as described below.

•	Former member equity holders who hold patronage equity having a value of $10,000 or more will receive cash and shares of common stock of New Gold Kist having a value equal to the stated amount of their patronage equity.

Can I receive cash instead of shares of common stock of New Gold Kist?

Yes, a certain amount of cash will be available to all members and former member equity holders. Immediately prior to the conversion, Gold Kist will redeem for cash at the stated amount the nonqualified patronage equity (within the meaning of the Internal Revenue Code) of those members and former member equity holders who elect, at their option, to receive cash in redemption of such patronage equity.

Although the exact amount of cash that Gold Kist will distribute in the redemption will depend upon market conditions when we complete our proposed initial public offering, we currently expect that Gold Kist will distribute up to an aggregate of approximately $105.0 million to our members and former member equity holders who request redemption of their nonqualified patronage equity. This does not include the approximately $15.0 million of cash that will be distributed to holders of patronage equity having a value of less than $10,000. If Gold Kist receives requests for redemptions totalling more than the amount of cash available for redemptions, then we will allocate the cash to be distributed among members and former member equity holders based on the amount of nonqualified patronage equity requested to be redeemed by such individuals.

How do I request to have my nonqualified patronage equity redeemed for cash?

If you are a holder of nonqualified patronage equity, you may request to have your nonqualified patronage equity redeemed for cash by completing and returning the request form included with this disclosure statement-prospectus.

What is the expected additional distribution to members under the plan of conversion?

As described above, we expect to distribute to members and former member equity holders, cash and shares of common stock of New Gold Kist having an estimated value of $600.0 million. Also as a part of this distribution, we expect to make an additional distribution of cash and shares of common stock of New Gold Kist to the members in an amount equal to $600.0 million less the stated amount of patronage equity held by members and former member equity holders at the time of the conversion. For example, if the stated amount of patronage equity at the time of conversion is $400.0 million, then the aggregate additional distribution to members will be $200.0 million. This additional distribution will be made to members in proportion to their respective patronage over the last five fiscal years through the effective date of the conversion. We refer to an interest in this additional distribution as a “member’s interest.”

What happens if I hold $10,000 or more of patronage equity and my nonqualified patronage equity is not redeemed for cash?

If you hold patronage equity having a value of $10,000 or more and Gold Kist receives requests for redemptions greater than the amount of cash available for redemptions, you will receive shares of common stock of New Gold Kist in an amount equal to the value of your patronage equity that is not redeemed for cash prior to the conversion. However, if Gold Kist receives requests for redemptions totalling less than the amount of cash available for redemptions, we will distribute this excess cash, and all 32 million shares of common stock of New Gold Kist available for distribution under the plan of conversion, in proportion to your member’s interest and patronage equity that has not been redeemed for cash. For example, if we have excess cash of $40.0 million and shares of common stock worth $480.0 million, based on the assumptions discussed above, the distribution in respect of the patronage equity of each member and former member equity holder and each member’s interest will be made approximately 92% in shares and 8% in cash.

What will my New Gold Kist common stock be worth after the conversion?

The number of shares of New Gold Kist common stock that you will be entitled to receive in the conversion will be based upon your patronage equity, member’s interest and the initial public offering price of a share of New Gold Kist common stock determined in connection with our proposed initial public offering. The price of the common stock that will prevail in the market after the conversion may be higher or lower than the initial public offering price.

How will New Gold Kist be governed after the conversion?

New Gold Kist will, like Gold Kist today, be governed by a board of directors. The members of this board of directors will be elected by New Gold Kist’s stockholders and will initially include three current members of Gold Kist’s Board of Directors, John Bekkers, our Chief Executive Officer, as well as five persons who meet the independence requirements of the Securities and Exchange Commission and the New York Stock Exchange. For a description of those persons who will constitute the board of directors immediately after the conversion, see “Management.”

What is the initial public offering?

In connection with the conversion, we intend to sell in an initial public offering approximately 18 million shares of the common stock of New Gold Kist. We expect the shares that we will sell in the initial public offering will represent approximately 36% of the common stock of New Gold Kist. Based on an assumed initial public offering price per share of between $14.00 and $16.00, we currently expect that we will raise between $252.0 million and $288.0 million of gross proceeds in this offering. We intend to use the proceeds from this offering to pay cash to some of Gold Kist’s members and former member equity holders in the redemption and the conversion, to repay certain of our outstanding indebtedness and pay related prepayment penalties, to pay fees and expenses associated with the conversion and the offering and for general corporate purposes. The conversion will be conditioned upon the successful completion of an initial public offering at a price that implies a value for the cash and shares of common stock of New Gold Kist to be distributed under the plan of conversion of at least the stated amount of patronage equity earned prior to the completion of the conversion plus $60.0 million. This minimum qualified initial public offering would result in members and former member equity holders receiving cash and shares of common stock of New Gold Kist equal to the stated value of their patronage equity and an additional distribution to the members for their member’s interests of $60.0 million. We cannot assure you that we will be able to complete the initial public offering on these terms, if at all.

Will I be able to sell my New Gold Kist common stock?

We have applied to have the common stock listed on the New York Stock Exchange. However, we cannot assure you that an active trading market will develop for the common stock. You should contact a stockbroker or a financial advisor to assist you with decisions regarding the sale of your common stock. Additionally, the plan of conversion will restrict the ability of our members and former member equity holders who receive New Gold Kist common stock to transfer their shares for at least 180 days and up to 360 days after the completion of our proposed initial public offering. Our financial advisors tell us that these restrictions are advisable to promote an orderly initial trading market for a period following the commencement of trading.

How many votes does it take to approve the plan of conversion?

The conversion requires the approval of the lesser of a majority of all of Gold Kist’s members and two-thirds of Gold Kist’s members voting in person or by ballot at the special meeting. It only takes one member to be present at or submit a ballot for the meeting to have a quorum.

Will I have any dissenter’s rights if I vote against the conversion?

No. Regardless of how you vote, Georgia law, which governs the vote, does not provide you with any special rights if you vote against the conversion. If the conversion takes place, you will receive cash, common stock, or both, as we describe in this disclosure statement-prospectus.

Are the redemption and conversion taxable?

The tax consequences to you of the potential redemption and the conversion will vary depending on the type of equities you hold — member’s interests, qualified patronage equity or nonqualified patronage equity — how you participate in the redemption and the conversion, and your individual tax situation.

If you hold nonqualified patronage equity you will be afforded the option of having that nonqualified patronage equity redeemed for cash prior to the conversion. Such cash most probably will be treated as received by you as a redemption by a cooperative of such nonqualified patronage equity and you will probably be taxed on such redemption in full at ordinary income rates. Such cash likely will not be taxed as a dividend or capital gains, both of which enjoy favorable tax rates for individuals. This more favorable treatment may be available with respect to cash received in the conversion or upon a sale of New Gold Kist common stock following the conversion. Your ability to sell your New Gold Kist common stock following the conversion is subject to certain restrictions more fully described in this disclosure statement-prospectus.

Following the redemption, if you continue to hold patronage equity or member’s interests in Gold Kist, you will receive consideration in the conversion. We intend for the conversion to qualify as a reorganization pursuant to section 368(a) of the Internal Revenue Code. If the conversion does so qualify, any shares of New Gold Kist common stock received in exchange for qualified patronage equity, nonqualified patronage equity, or a member’s interests, for U.S. federal income tax purposes, will be received without recognizing any gain or loss.

You, however, likely also will receive cash. While there can be no assurance, it is likely that cash will be distributed to all persons participating in the conversion to some extent. Cash, if any, received by you in addition to the shares of common stock you receive, most likely will be treated as received in exchange for the shares of common stock you otherwise would have received had there been no cash to distribute in the conversion and that likely will give rise to gain taxable either as a dividend or as capital gain, both of which enjoy favorable tax rates for individuals.

Whether or not cash is distributed to all members and former member equity holders because there is cash available for distribution under the plan of conversion following the redemption, cash will be used in lieu of issuing fractional shares and also will be issued in the conversion to redeem the patronage equity of members and former member equity holders whose patronage equity has a value of less than $10,000. In such circumstances such cash likely will be viewed as being received in a redemption by Gold Kist (rather than New Gold Kist) of a portion of your member’s interest or qualified or nonqualified patronage equity. To the extent any gain from this redemption is attributable to your member’s interest (generally having a zero tax basis) or qualified patronage equity (generally having a basis equal to the value of stock you will receive, subject only to market fluctuations between pricing the stock and the time you receive it) such gain likely will be treated as capital gain. In contrast, to the extent any gain from this redemption is attributable to any nonqualified patronage equity (generally having a zero basis) it likely will be taxed as ordinary income and not as either a capital gain or as a dividend.

While it is expected that cash will be available for distribution in the conversion, there is no assurance that any cash other than that issued in lieu of fractional shares or to redeem holders of less than $10,000 in patronage equity will be available in the conversion. A sale of any New Gold Kist common stock to achieve liquidity will also be subject to limitations. Your individual situation as well as the type of equities in Gold Kist you hold will affect how you are taxed. See “Certain Material U.S. Federal Income Tax Consequences of the Conversion.”

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Tax matters are very complicated, and the tax consequences of the conversion to you as a member will depend on your individual situation. We are not advising you on the particular tax consequences of the conversion. You should consult with your personal tax adviser for a full understanding of the tax consequences of the conversion to you.

What risks should I consider in deciding whether to vote for the plan of conversion or whether to elect to receive cash or New Gold Kist common stock?

There are various risks that will affect the market value of the New Gold Kist common stock that you will receive in the conversion. For a detailed description of these risks, you should carefully read the section entitled “Risk Factors.” You should be aware that many of these risks affect our business whether or not we complete the conversion.

What do I need to do now?

After carefully reading and considering the information contained in this disclosure statement-prospectus, please complete and sign the enclosed ballot and return it in the self-addressed, stamped envelope provided. You should be aware that you are not allowed to revoke your ballot or change your vote by submitting another ballot or voting in person at the special meeting.

When do you expect the conversion to be completed?

We are working to complete the conversion as quickly as possible. Assuming approval of our members, the successful completion of our proposed initial public offering and the satisfaction of other customary conditions, we expect to complete the conversion in                     , 2004.

Does Gold Kist expect to hold the regularly scheduled election of directors this year?

No. The closing of the conversion and our proposed initial public offering is expected to be completed prior to the members’ vote for directors this year. If our members do not approve the conversion at the special meeting, we expect to hold an election for directors in accordance with our By-Laws and past practices.

What must I do to get my cash and shares of New Gold Kist common stock?

After completion of the conversion and the initial public offering, we will send you a letter informing you of the amount of cash and New Gold Kist common stock that you will receive and telling you how you will receive your cash and shares of New Gold Kist common stock.

Who can answer my further questions?

If you have any further questions about the conversion after carefully reviewing this disclosure statement-prospectus, you should contact:

Gold Kist Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

(770) 393-5000

Attn: Stephen O. West, Chief Financial Officer

SUMMARY

This summary highlights selected information from this disclosure statement-prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transaction your Board of Directors is proposing. For more information about the plan of conversion and our business, see “Where You Can Find More Information” in Part 2 of this disclosure statement-prospectus. We have included page references in this summary to direct you to other places in this disclosure statement-prospectus where you can find a more complete description of the topics we have summarized.

Gold Kist Inc.

We are the third largest integrated broiler company in the United States, accounting for over 9% of chicken, or broiler, meat produced in the United States in 2003. In addition, we believe we are the largest producer of private label chicken products in the United States. We operate a fully-integrated broiler production, processing and marketing business. Our broiler production operations include nine broiler complexes located in Alabama, Florida, Georgia, North Carolina and South Carolina. Each complex operates in a different geographic region and includes pullet, or young hens less than 26 weeks old grown as replacement hens for breeding, and breeder, or hatching egg, flocks, broiler flocks, one or more hatcheries, one or more feed mills and one or more poultry processing plants. Three complexes also have rendering plants to process by-products.

For the nine months ended March 27, 2004, we produced and marketed approximately 2.3 billion pounds of ready-to-cook broiler products. Our broiler products include whole broilers, cut-up broilers, segregated broiler parts and further-processed products packaged in various forms, including fresh bulk ice pack, chill pack and frozen. We sell our products in the retail, foodservice, industrial and export markets. Our registered trademarks include the Gold Kist Farms, Young ‘n Tender, Early Bird, Dish in a Dash and McEver’s brands. We are focusing our growth efforts on higher value, higher-margin, further-processed products. For the nine months ended March 27, 2004, our business generated total net sales of approximately $1.6 billion, net operating margins of approximately $136.0 million and net margins of approximately $56.8 million.

The Special Meeting (Page 12)

Gold Kist will hold a special meeting for the purpose of approving the plan of conversion that provides for the conversion of Gold Kist from a cooperative marketing association organized under the Georgia Cooperative Marketing Act to a for profit corporation organized under the laws of Delaware. The special meeting will be held at our principal executive offices, 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346 on                     , beginning at 10:00 a.m. As of                     , 2004, the record date for the special meeting,          members of Gold Kist were entitled to vote at the special meeting.

Each member of Gold Kist is entitled to one vote at the special meeting. Members of our Board of Directors, who hold in the aggregate fewer than one percent of the votes entitled to be cast, intend to vote for approval of the plan of conversion.

What You Will Receive in the Conversion (Page 14)

Under the plan of conversion, we currently estimate that we will distribute an aggregate of $600.0 million of cash and shares of common stock of New Gold Kist, consisting of an estimated $480.0 million of shares of common stock and $120.0 million of cash. These estimates are based on the sale of 18 million shares of common stock of New Gold Kist at $15.00 per share in our proposed initial public offering, the use of $150.0 million of the gross proceeds from the proposed initial public offering by New Gold Kist and the distribution of 32 million shares of common stock of New Gold Kist to members and former member equity holders in the conversion. If the underwriters exercise their over-allotment option in full to purchase additional shares in our proposed initial public offering, then the estimated $600.0 million that we will distribute will consist of an estimated $439.5 million of shares of common stock and $160.5 million of cash.

Holders of Less than $10,000 in Patronage Equity

If you are a member or former member equity holder who individually holds patronage equity having a value of less than $10,000, without further action on your part you will receive a cash payment in the conversion equal to the stated amount of your patronage equity.

Members

If you are a member of Gold Kist who individually holds patronage equity having a value of $10,000 or more you will receive cash and shares of common stock of New Gold Kist having a value based on the initial public offering price equal to the stated amount of your patronage equity. We have included on the mailing label accompanying this disclosure statement-prospectus the stated value of your patronage equity through the end of fiscal 2004. After giving effect to the allocation of patronage earnings for fiscal 2004, members collectively hold approximately $                 million of patronage equity. You will also be allocated patronage earnings for that portion of fiscal 2005 up to the effective date of the conversion, although we will not be able to calculate this amount until after the completion of the conversion.

Member’s Interest

Members of Gold Kist will also receive an additional distribution of cash and common stock of New Gold Kist. Under the plan of conversion, we will distribute cash and shares of common stock of New Gold Kist having an estimated value of $600.0 million, based on the assumptions described above. Also as a part of this distribution, we expect to make an additional distribution of cash and shares of common stock to the members in an amount equal to $600.0 million less the stated amount of patronage equity held by members and former member equity holders at the time of the conversion. For example, if the stated amount of patronage equity at the time of conversion is $400.0 million, then the aggregate additional distribution to members will be $200.0 million. This additional distribution will be made to members in proportion to their respective patronage over the last five fiscal years through the effective date of the conversion. We refer to an interest in this additional distribution as a “member’s interest.”

Former Member Equity Holders

If you are a former member equity holder who individually holds patronage equity having a value of $10,000 or more, you will receive cash and shares of common stock of New Gold Kist having a value equal to the stated amount of your patronage equity. As of the end of fiscal 2004, former member equity holders collectively held approximately $         million of patronage equity.

Optional Redemption of Nonqualified Patronage Equity (Page 15)

Immediately prior to the completion of the conversion, Gold Kist will redeem for cash at the stated amount the nonqualified patronage equity (within the meaning of the Internal Revenue Code) of those members and former member equity holders who elect, at their option, to receive cash in redemption of their nonqualified patronage equity.

The amount of cash that we will distribute in redemption of patronage equity and under the plan of conversion will be equal to the gross proceeds of our proposed initial public offering, minus the $150.0 million that we will retain to repay certain of our indebtedness and pay related prepayment penalties, to pay fees and expenses associated with the conversion and the offering and for general corporate purposes. We expect this amount to equal approximately $120.0 million assuming an initial public offering price of $15.00 per share and no exercise of the underwriter’s over-allotment option in the proposed initial public offering. To the extent that the underwriters exercise this option in full, then the proceeds from this sale will increase the amount of cash that is available for redemptions by $40.5 million and reduce the number of shares of common stock of New Gold Kist available for distribution by up to 2.7 million shares. In the conversion, a portion of this cash will be allocated to members and former member equity holders who individually hold patronage equity having a value of less than $10,000. We expect that the aggregate amount of cash distributed with respect to this patronage equity will be approximately $15.0 million. We will use the approximately $105.0 million of remaining available cash to redeem the nonqualified patronage equity of those members and former member equity holders who have requested redemption. If Gold Kist receives requests for redemption of nonqualified patronage equity that exceed the total amount of cash available for redemptions, then Gold Kist will redeem such patronage equity on a pro rata basis, and you will receive shares of common stock of New Gold Kist for any additional amounts to which you are entitled. If Gold Kist receives requests for redemption of nonqualified patronage equity that total less than the total amount of cash available for redemptions, then under the plan of conversion, we will distribute this excess cash and all 32 million shares of common stock pro rata to members and former member equity holders in exchange for their patronage equity and member’s interests. In deciding whether to request that Gold Kist redeem your nonqualified patronage equity, you should consider the relative benefits of owning New Gold Kist common stock, including the transfer restrictions and potential tax consequences.

Initial Public Offering (Page 19)

Prior to the effective date of the plan of conversion, New Gold Kist intends to conduct an initial public offering of approximately 18 million shares of its common stock. We plan to raise approximately $270.0 million in our proposed initial public offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the range of estimated initial public offering prices. The equity capital raised in our proposed initial public offering will be used to redeem some of the nonqualified patronage equity held by Gold Kist’s members and former member equity holders and to pay cash in exchange for other patronage equity in the conversion, for the repayment of certain of our outstanding indebtedness and the payment of related prepayment penalties, to pay fees and expenses associated with the conversion and the offering and for general corporate purposes. The conversion will be conditioned on the successful completion of our proposed initial public offering at a price that implies a value for the cash and shares of common stock of New Gold Kist to be distributed under the plan of conversion of at least the stated amount of patronage equity earned prior to the completion of the conversion, plus $60.0 million. We cannot give you any assurance that we will complete the initial public offering on these terms, if at all. The minimum qualified initial public offering would result in members and former member equity holders receiving cash and shares of common stock of New Gold Kist equal to the stated value of their patronage equity and an additional distribution to the members for their member’s interests of $60.0 million.

Stock Exchange Listing (Page 22)

We have applied for the listing of New Gold Kist common stock to be issued in connection with the conversion and our proposed initial public offering on the New York Stock Exchange under the symbol “GKI”.

Transfer Restrictions (Page 28)

The plan of conversion prohibits you from transferring the shares of New Gold Kist common stock that you receive in the conversion for a period of 180 days after we complete our proposed initial public offering. During the period between 180 and 360 days after the completion of our proposed initial public offering, you will be able to sell the shares of New Gold Kist common stock that you receive in the conversion only in limited amounts and in accordance with certain procedures that we have established. Beginning 360 days after the date we complete our proposed initial public offering, shares of common stock of New Gold Kist that you receive in the conversion will be freely transferable, unless you are an “affiliate” of ours, as defined in the Securities Act.

Certain Material U.S. Federal Income Tax Consequences of the Redemption and the Conversion (Page 22)

The tax consequences to you of the potential redemption and the conversion will vary depending on the type of equities you hold—member’s interests, qualified patronage equity or nonqualified patronage equity—how you participate in the redemption and the conversion, and your individual tax situation.

If you hold nonqualified patronage equity you will be afforded the option of having that nonqualified patronage equity redeemed for cash prior to the conversion. Such cash most probably will be treated as received by you as a redemption by a cooperative of such nonqualified patronage equity and you will be taxed on such redemption in full at ordinary income rates. This cash likely will not be taxed as a dividend or capital gains, both of which enjoy favorable tax rates for individuals. Such more favorable treatment may be available with respect to cash received in the conversion or upon a sale of New Gold Kist common stock following the conversion. Your ability to sell your New Gold Kist common stock following the conversion is subject to certain restrictions more fully described in this disclosure statement-prospectus.

Following the redemption, if you continue to hold patronage equity or member’s interests in Gold Kist, you will receive consideration in the conversion. We intend for the conversion to qualify as a reorganization pursuant to section 368(a) of the Internal Revenue Code. If the conversion does so qualify, any shares of New Gold Kist common stock received in exchange for qualified patronage equity, nonqualified patronage equity, or a member’s interest, for U.S. federal income tax purposes, will be received without recognizing any gain or loss.

You, however, likely also will receive cash. While there can be no assurance, it is likely that cash will be distributed to all persons participating in the conversion to some extent. Cash, if any, received by you in addition to the shares of common stock you receive, most likely will be treated as received in exchange for the shares of common stock you otherwise would have received had there been no cash to distribute in the conversion and that likely will give rise to gain taxable either as a dividend or as capital gain, both of which enjoy favorable tax rates for individuals.

Whether or not cash is distributed to all members and former member equity holders because there is cash available for distribution under the plan of conversion following the redemption, cash will be used in lieu of issuing fractional shares and also will be issued in the conversion to redeem the patronage equity of members and former member equity holders whose patronage equity has a value of less than $10,000. In such circumstances such cash likely will be viewed as being received in a redemption by Gold Kist (rather than New Gold Kist) of a portion of your member’s interest or qualified or nonqualified patronage equity. To the extent any gain from this redemption is attributable to your member’s interest (generally having a zero tax basis) or qualified patronage equity (generally having a basis equal to the value of stock you will receive, subject only to market fluctuations between pricing the stock and the time you receive it) such gain likely will be treated as capital gain. In contrast, to the extent any gain from this redemption is attributable to any nonqualified patronage equity (generally having a zero basis) it likely will be taxed as ordinary income and not as either a capital gain or as a dividend.

While it is expected that cash will be available for distribution in the conversion, there is no assurance that any cash other than that issued in lieu of fractional shares or to redeem holders of less than $10,000 in patronage equity will be available in the conversion. A sale of any New Gold Kist common stock to achieve liquidity will also be subject to limitations. Your individual situation as well as the type of equities in Gold Kist you hold will affect how you are taxed. See “Certain Material U.S. Federal Income Tax Consequences of the Conversion.”

Tax matters are very complicated, and the tax consequences of the conversion to you as a member will depend on your individual situation. We are not advising you on the particular tax consequences of the conversion. You should consult with your personal tax adviser for a full understanding of the tax consequences of the conversion to you.

Grower Agreements (Page 21)

In connection with the conversion, we will amend our agreements with our growers to reflect our conversion from a cooperative marketing association to a for profit corporation. There will not be any change to the prices or other terms contained in your agreement as a result of the conversion.

Recommendation of the Gold Kist Board of Directors (Page 16)

Gold Kist’s Board of Directors has unanimously approved and adopted the plan of conversion and determined that the conversion is in the best interests of Gold Kist, its members and its former member equity holders. Accordingly, Gold Kist’s Board of Directors unanimously recommends that you vote to approve the plan of conversion.

Interest of Certain Persons in the Conversion (Page 26)

The members of Gold Kist’s Board of Directors may have important interests in the conversion, including the potential for positions as members of the Board of Directors or Grower Advisory Committee of New Gold Kist after the conversion and the receipt of cash, shares of the common stock of New Gold Kist, or both, in the conversion on the same terms as all other members and former member equity holders.

Effect of the Conversion on Rights of Members (Page 29)

After the conversion, New Gold Kist will conduct our business on a for profit basis, rather than on a non-profit cooperative basis, and the rights of stockholders of New Gold Kist will be governed by New Gold Kist’s Certificate of Incorporation and By-Laws.

Board of Directors and Management Following the Conversion (Page 77)

After the conversion, New Gold Kist’s Board of Directors will consist of nine members, five of whom will be “independent” directors within the meaning of applicable SEC and New York Stock Exchange rules. The members of New Gold Kist’s Board of Directors after the conversion initially will include:

•	three members of the current Board of Directors of Gold Kist, consisting of ;

•	five members who will be “independent” directors within the meaning of applicable SEC and New York Stock Exchange rules. These independent directors are ; and

•	John Bekkers, our President and Chief Executive Officer.

In addition, our Board of Directors will also have audit, compensation and nominating/corporate governance committees, each of which will consist entirely of independent directors. We currently expect that the management of Gold Kist will continue in their same positions for New Gold Kist after the conversion.

RISK FACTORS

In addition to the other information included in this document, the risk factors described below should be considered by you in determining how to vote at the special meeting.

Risks Relating to the Conversion

Members will not know the exact value of the shares of New Gold Kist that they will receive in the conversion until the pricing of our proposed initial public offering, which will not be until after the special meeting.

In the conversion, Gold Kist members and former member equity holders will receive cash, shares of common stock of New Gold Kist, or both, having a value equal to the stated amount of their patronage equity through fiscal 2005 up to the effective date of the conversion. Under the plan of conversion, members will also receive additional cash and shares of common stock representing the equity in New Gold Kist in excess of the stated amount of all patronage equity at the time of the conversion. As provided in the By-Laws of Gold Kist and in the plan of conversion, such distribution to the members will be made in proportion to the member’s respective patronage through fiscal 2005 up to the effective date of the conversion and for the immediately preceding five fiscal years. Since the special meeting will take place on                                 , 2004, and the initial public offering price and patronage earnings and allocations for fiscal 2005 through the completion of the conversion will not be determined until sometime thereafter, members will not know the dollar value or number of shares of common stock that they will receive for their patronage equity, and they will not know the dollar value or number of shares that will be allocated to them based on their member’s interests when they make a decision whether to vote for approval of the plan of conversion.

Dividends to stockholders are not guaranteed after the conversion.

The indenture governing our senior notes contains provisions that currently limit our ability to redeem patronage equity and may limit our ability to pay cash dividends to our stockholders. We may elect not to pay any dividends after the conversion, and any dividends that we do pay may be substantially less than the cash portion of patronage earnings previously distributed to members by Gold Kist.

The price of our common stock after the conversion and our proposed initial public offering may decline or be volatile.

Our common stock has not been sold in a public market prior to the conversion and the initial public offering. Therefore, the initial public offering price for shares of our common stock that we will use to determine the number of shares of common stock that you will receive in the conversion will not be established in a competitive market, but will be negotiated by us with the representatives of the underwriters for our proposed initial public offering based on a number of factors. The price of our common stock that will prevail in the market after the conversion may be higher or lower than such price. In addition, an active trading market in our common stock may not develop after the conversion and the offering. If an active trading market develops, it may not continue and the trading price of our common stock may fluctuate widely as a result of a number of factors that are beyond our control, including our perceived prospects, changes in analysts’ recommendations or projections and changes in overall market valuation. The stock market has experienced extreme price and volume fluctuations that have affected the market prices of the stocks of many companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation. Furthermore, such declines in our stock price may occur during the period in which the plan of conversion restricts your ability to sell or transfer the shares of New Gold Kist common stock that you receive in the conversion.

The plan of conversion restricts your ability to dispose of shares of common stock of New Gold Kist that you receive in the conversion.

Under the plan of conversion, members and former member equity holders who receive shares of common stock of New Gold Kist will be restricted from selling, transferring, pledging, hypothecating or otherwise assigning these shares for between 180 and 360 days following completion of our proposed initial public offering, except for any transfer that occurs by operation of law or transfers with the written consent of the managing underwriter for our proposed initial public offering. Although these restrictions are designed to assist the establishment of an orderly market for New Gold Kist common stock after the conversion and our proposed initial public offering, no assurance can be given that the price of New Gold Kist common stock will not decline before you can sell your shares.

Sales of shares by members and former member equity holders who receive shares in the conversion may reduce the market price of our common stock.

Under the plan of conversion, members and former member equity holders who receive shares of New Gold Kist common stock in exchange for their patronage equity and member’s interests will be restricted from selling, transferring, pledging, hypothecating or otherwise assigning all of such shares for a period of 180 days following the completion of our proposed initial public offering. During the period beginning 180 days and ending 270 days after the completion of our proposed initial public offering, we have the right to permit members and former member equity holders who receive shares of New Gold Kist in the conversion to sell up to 50% of these shares in the public market. At the end of this 90 day period, members and former member equity holders will be able to sell 50% of the shares of New Gold Kist stock that they receive in the conversion, based on the number of shares they receive on the date of the conversion, less the amount of any shares released by us during this 90 day period. Beginning 360 days after the completion of our proposed initial public offering, members and former member equity holders will be free to sell the remainder of the New Gold Kist common stock they received in the conversion in the public market, and at that time only members and former member equity holders who are “affiliates” of ours, within the meaning of the Securities Act of 1933, as amended, or the Securities Act, (estimated to be less than one percent of our outstanding common stock after our proposed initial public offering) will have volume and manner of sale restrictions on the sales of their shares in the public market. Sales of substantial amounts of common stock, or the perception that such sales could occur, could reduce the prevailing market price for our common stock. These sales may increase if Gold Kist’s members and former member equity holders, in particular holders of significant amounts of patronage equity or member’s interests, who request that Gold Kist redeem their patronage equity, nevertheless receive New Gold Kist common stock instead of cash because of the limited amount of cash available for payments to members and former member equity holders. Such members and former member equity holders may be especially likely to sell the shares of New Gold Kist common stock they receive in the conversion to realize cash proceeds.

Our anti-takeover provisions and Delaware law could prevent or delay a change in control of our company, even if such a change of control would be beneficial to our stockholders.

Provisions of our Certificate of Incorporation and By-Laws, as well as provisions of Delaware law, could discourage, delay or prevent an acquisition or other change in control of our company, even if such a change in control would be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock.

These provisions include:

•	a Board of Directors that is classified such that only one-third of directors is elected each year;

•	authorization of “blank check” preferred stock that our Board of Directors could issue to thwart a takeover attempt;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	limitations on stockholder action by written consent; and

•	advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to certain provisions of the Delaware General Corporation Law, which limit our ability to enter into business combination transactions with 15% or greater stockholders that our Board of Directors has not approved. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation with your board of directors. These provisions may apply even if some stockholders may consider the transaction beneficial. See “Description of Capital Stock” in Part 2 of this disclosure statement-prospectus.

Risks Relating to Our Business

Industry cyclicality, especially fluctuations in the supply of broiler products that affect the prevailing market price of broiler products, can affect our earnings.

Profitability in the broiler industry is materially affected by the prevailing price of broiler products, which is primarily determined by supply and demand factors in the market. In recent years, the profitability of companies in the broiler industry has been adversely affected from time to time by excess supplies of broiler products in the market. As a result of the efficiencies in the U.S. broiler market, even modest increases in the broiler supply in the United States can significantly decrease the market prices at which we can sell our broiler products. Such increases in domestic supply can arise as a result of unanticipated decreases in export demand, among other reasons. Given the perishable nature of broiler products, we are unable to manage inventories to address any short-term changes in market prices. As a result, from time to time we are forced to sell our broiler products at a loss. Because we sell a relatively small percentage of our products under fixed-price contracts, increases in the overall supply of broiler products and any related decrease in broiler prices adversely affect our operating results. This has resulted and will continue to result in fluctuations in our earnings.

Fluctuations in commodity prices of feed ingredients materially affect our earnings.

A significant portion of the cost of producing our broiler products consists of amounts spent in connection with purchasing corn and soybean meal, our primary feed ingredients. As a result, fluctuations in feed ingredient prices materially affect our earnings. While prices of these items increase from time to time, we may not be able to pass through any increase in the cost of feed ingredients to our customers. High feed ingredient prices have had a material adverse effect on our operating results in the past. We periodically seek, to the extent available, to enter into advance purchase commitments or commodity futures contracts for the purchase of a portion of our feed ingredients in an effort to manage our feed ingredient costs. However, the use of such instruments may not be successful in limiting our exposure to market fluctuations in the cost of feed.

Furthermore, the production of feed ingredients is positively or negatively affected by weather patterns throughout the world, the global level of supply inventories and demand for feed ingredients, as well as the agricultural policies of the United States and foreign governments. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect the supply of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow broilers and deliver products. Any such change would materially negatively affect our business and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part 2 of this disclosure statement-prospectus.

Significant competition in the broiler industry with other vertically integrated broiler companies, especially companies with greater resources, may make us unable to compete successfully in this industry, which could adversely affect our business.

The broiler industry is highly competitive. Some of our competitors have greater financial and marketing resources than we do. In general, the competitive factors in the U.S. broiler industry include price, product quality, brand identification, breadth of product line and customer service. Competitive factors vary by major market. In the foodservice market, we believe competition is based on consistent quality, product development, customer service and price. In the U.S. retail market, we believe that competition is based on product quality, brand awareness, customer service and price. We also face competition from non-vertically integrated further processors with regard to our further-processed products. The highly competitive conditions in the broiler industry could force us to reduce prices for our products, which would adversely affect our results of operations and financial condition.

The loss of one of our large customers could have a material adverse effect on our results of operations.

Sales to our top ten customers represented approximately 36.5% of our net sales during the nine month period ended March 27, 2004 and during such period, approximately 11.9% of our net sales were to our largest customer. We do not have long-term contracts with any of our major customers and, as a result, any of our major customers could significantly decrease or cease their business with us with limited or no notice. If we lost one or more of our major customers, or if one or more of our major customers significantly decreased its orders from us, our business and results of operations could be materially and adversely affected.

Foreign embargos, decreased export demand, oversupply of broiler products and competing products and bans on exported chicken and livestock may have an adverse effect on our business.

We are an exporter to Russia and other former Soviet republics, China, the Pacific Rim, the Middle East, South Africa, South and Central America and the Caribbean Islands. Any decrease in exports to foreign countries based on embargos, decreased demand, oversupply of broiler products or competing products or bans on exported chicken may have an adverse effect on our ability to export chicken and other products. Such occurrences would also likely increase the supply of broilers and competing products in the United States, which would likely result in lower prices for broiler products and could adversely affect our business. For example, in 2002 and 2003, export sales to Russia declined due to an embargo on certain imported meats, leading to a domestic oversupply and a decrease in the market price of chicken. Russia has recently implemented import quotas on chicken and other meats that reduce U.S. broiler imports to approximately 70% of 2002 levels. In addition, recently China, Japan and several smaller chicken importing countries have banned all imports of broiler products from the United States due to several chickens in Delaware and Texas testing positive for avian influenza. Also as a result of this event, Russia and Hong Kong have banned the import of broiler products from Delaware and Texas. Any continuation or expansion of these bans or the implementation of quotas or other import restrictions may adversely affect our domestic and export sales and our results of operations.

We have been, and may in the future be, subject to claims and liabilities under environmental, health, safety and other laws and regulations, which could be significant.

Our operations are subject to various federal, state, local and foreign environmental, health, safety and other laws and regulations, including those governing air emissions, wastewater discharges and the use, storage, treatment and disposal of hazardous materials. The applicable requirements under these laws are subject to amendment, to the imposition of new or additional requirements and to changing interpretations by governmental agencies or courts. In addition, we anticipate increased regulation by various governmental agencies concerning food safety, the use of medication in feed formulations, the disposal of animal by-products and wastewater discharges. Furthermore, business operations currently conducted by us or previously conducted by others at real property owned or operated by us, business operations of others at real property formerly owned or operated by us and the disposal of waste at third party sites expose us to the risk of claims under environmental, health and safety laws and regulations. In addition, we are subject to potential claims for residual environmental liabilities arising out of our sale of our Agri-Services business in 1998. The agreements related to our disposition of certain properties require that we indemnify the buyer of such properties with regard to any associated environmental liabilities. We could incur material costs or liabilities in connection with claims related to any of the foregoing. The discovery of presently unknown environmental conditions, changes in environmental, health, safety and other laws and regulations, enforcement of existing or new laws and regulations and other unanticipated events could give rise to expenditures and liabilities, including fines or penalties, that could have a material adverse effect on our business, operating results and financial condition.

If our products become contaminated, we may be subject to product liability claims and product recalls.

Our products may be subject to contamination by disease producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli. These pathogens are found generally in the environment and, therefore, there is a risk that they, as a result of food processing, could be present in our processed products. These pathogens can also be introduced to our products as a result of improper handling at the further processing, foodservice or consumer level. These risks may be controlled, but may not be eliminated, by adherence to good manufacturing practices and finished product testing. We have little, if any, control over proper handling procedures once our products have been shipped for distribution. Even if a product is not contaminated when it leaves our facility, illness and death may result if the pathogens are not also eliminated at the further processing, foodservice or consumer level. Increased sales of further-processed products could lead to increased risks in this area. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation and prospects.

Outbreaks of livestock diseases in general, and broiler diseases in particular, could significantly restrict our ability to conduct our operations.

We believe that we take all reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. However, events beyond our control, such as the outbreak of disease, could significantly restrict our ability to conduct our operations. Furthermore, an outbreak of disease could result in governmental restrictions on the import and export of our fresh broiler products, pork or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our ability to market our products successfully and on our business, reputation and prospects. For example, because several chickens in Delaware and Texas tested positive for avian influenza earlier this year, several countries imposed import bans and the infected flocks have been destroyed. See “—Foreign embargos, decreased export demand, oversupply of broiler products and competing products and bans on exported chicken and livestock may have an adverse effect on our business.”

Increased water, energy and gas costs could increase our expenses and reduce our profitability.

We require a substantial amount, and as we expand our business we will require additional amounts, of water, electricity and natural gas to produce and process our broiler products. The prices of water, electricity and natural gas fluctuate significantly over time. One of the primary competitive factors in the U.S. broiler market is price, and we may not be able to pass on increased costs of production to our customers. As a result, increases in the cost of water, electricity or natural gas could substantially harm our business and results of operations.

Increased costs of transportation would negatively affect our profitability.

Our transportation costs are a material portion of the cost of our products. We primarily ship our products and receive our inputs via truck and rail and rely on third party transportation companies for the delivery of most of our products and inputs. The costs associated with the transportation of our products and inputs fluctuate with the price of fuel, the costs to our transportation providers of labor and the capacity of our transportation sources. Increases in costs of transportation would negatively affect our profitability.

We are exposed to risks relating to product liability, product recalls, property damage and injury to persons for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injury to persons. We currently maintain insurance with respect to certain of these risks, including product liability insurance, property insurance, workers compensation insurance and general liability insurance, but in many cases such insurance is expensive and difficult to obtain and no assurance can be given that such insurance can be maintained in the future on acceptable terms, in amounts sufficient to protect us against losses due to any such events or at all. Moreover, even though our insurance coverage may be designed to protect us from losses attributable to certain events, it may not adequately protect us from all of the liabilities and expenses that we incur in connection with such events.

Any acquisition we make could disrupt our business and harm our financial condition.

We may seek to expand our business through the acquisition of companies, technologies, products and services from others. Acquisitions may involve a number of problems, including:

•	difficulty integrating acquired technologies, operations and personnel with our existing business;

•	diversion of management attention in connection with negotiating acquisitions and integrating the businesses acquired;

•	exposure to unforeseen liabilities of acquired companies; and

•	the need to obtain additional debt financing for any acquisition.

We may not be able to address these problems and successfully develop these acquired companies or businesses into profitable units of our company.

The loss of key members of our management may adversely affect our business.

We believe our continued success depends on the collective abilities and efforts of our senior management. The loss of one or more key personnel could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.

The inability to maintain good relations with our employees could adversely affect our business.

We have approximately 16,000 employees, approximately 3,000 of which are covered by collective bargaining agreements and approximately 575 of which are members of labor unions. We cannot assure you that we will be able to maintain good relationships with these labor unions or that we will be able to successfully negotiate new collective bargaining agreements on satisfactory terms in the future. If we fail to maintain good relationships with our employees generally or with such labor unions or fail to negotiate satisfactory collective bargaining agreements, or if non-unionized operations were to become unionized, we could face labor strikes or work stoppages or other activity that could adversely affect our business and operations.

THE SPECIAL MEETING

Date, Time, Place and Purpose

This disclosure statement-prospectus is being furnished to the members of Gold Kist Inc. in connection with the solicitation of ballots by Gold Kist’s Board of Directors to be voted at the special meeting of members to be held at our principal offices at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346 on                  , 2004, beginning at 10:00 a.m., and at any adjournment thereof.

At the special meeting, Gold Kist members will be asked to approve a plan of conversion providing for the conversion of Gold Kist from a cooperative marketing association organized under the Georgia Cooperative Marketing Act to a for profit corporation organized under the laws of the State of Delaware. Gold Kist’s Board of Directors has unanimously determined that the conversion is in the best interests of Gold Kist, its members and its former member equity holders. Accordingly, Gold Kist’s Board of Directors unanimously approved the plan of conversion and recommends that members vote for the conversion.

Also at the special meeting, Gold Kist’s members may be asked to consider and vote upon any motion submitted to a vote of the members to adjourn or postpone the special meeting to another time and place for the purpose of soliciting additional ballots and the transaction of any other business incident to the conduct of the special meeting.

Eligibility to Vote

You have the right to vote on the conversion and any other matters submitted for a vote at the special meeting if you were a member of Gold Kist as of the close of business on                     , 2004, which our Board of Directors has established as the record date for the special meeting. If you are eligible to vote, you are entitled to one vote regardless of the length of time you have been a Gold Kist member or the amount of patronage earnings that have been allocated to you.

Required Vote

The members present, either in person or by ballot, at the special meeting will constitute a quorum. The affirmative vote of the lesser of a majority of Gold Kist’s members and two-thirds of Gold Kist’s members voting in person or by ballot is necessary to approve the plan of conversion.

How to Vote

Voting by Ballot.    If you wish to vote by ballot, you should complete and sign your Ballot Card (Card 1) and return it by mail to SunTrust Bank, the inspector of the election. Please also complete and return your Taxpayer Identification Card (Card 2). A stamped envelope is enclosed for your use. Mailed Ballot Cards must be received by the final vote at the special meeting, or any adjournment thereof, in order to be counted. Your Ballot Card should be marked with a vote either “FOR” or “AGAINST” the conversion. Unsigned Ballot Cards, Ballot Cards showing a vote both “FOR” and “AGAINST” the conversion and Ballot Cards which are signed, but which do not show a vote either “FOR” or “AGAINST” the conversion will not be regarded as votes cast.

To request a new Ballot Card, please call the inspector of the election. Please note that once you have submitted your ballot, Georgia law does not allow you to revoke your ballot or change your vote by submitting another ballot or voting in person at the meeting. Accordingly, please mark your ballot carefully.

Voting in Person.    Members who want to cast their vote in person may do so at the special meeting to be held at our principal executive offices, 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346,

beginning at 10:00 a.m. on                     , 2004. Members who have previously voted by ballot may not vote in person at the special meeting. Please note that if you plan to vote at the special meeting, but wish to request that your nonqualified patronage equity be redeemed for cash prior to the conversion, you must return your Taxpayer Identification Card and Redemption Request Card (Card 3) to us no later than the special meeting.

Solicitation of Votes

Solicitation of votes by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Gold Kist. No additional compensation will be paid to directors, officers or employees for such solicitation.

THE PLAN OF CONVERSION

The following describes material aspects of the conversion. This description does not provide a complete description of all the terms and conditions of the conversion. It is qualified in its entirety by the text of the plan of conversion, which is attached as Annex A to this disclosure statement-prospectus. We urge you to read all of the Annexes in their entirety.

General

The plan of conversion provides for the merger of Gold Kist into a newly formed, wholly owned subsidiary of Gold Kist created for the purpose of the merger. This subsidiary, Gold Kist Holdings Inc., or New Gold Kist, which is a Delaware for profit corporation, will survive the merger. At the effective time of the conversion, members and former member equity holders will cease to hold allocated patronage equity and member’s interests in Gold Kist Inc., the Georgia cooperative marketing association, and will become stockholders of New Gold Kist and/or will receive cash. The existing business of Gold Kist will continue to be conducted by New Gold Kist.

What You Will Receive in the Conversion

General

Under the plan of conversion, we currently estimate that we will distribute an estimated aggregate amount of $600.0 million of cash and shares of common stock of New Gold Kist, consisting of an estimated $480.0 million of shares of common stock and an estimated $120.0 million of cash. These estimates are based on the sale of 18 million shares of common stock of New Gold Kist at $15.00 per share in our proposed initial public offering, the use of $150.0 million of the gross proceeds from the proposed initial public offering by New Gold Kist and the distribution of 32 million shares of common stock of New Gold Kist to members and former member equity holders in the conversion. If the underwriters exercise their over-allotment option in full to purchase additional shares in our proposed initial public offering, then the estimated $600.0 million that we will distribute will consist of an estimated $439.5 million of shares of common stock and $160.5 million of cash. Each member and former member equity holder of Gold Kist who holds patronage equity will receive either cash or a number of shares of common stock having a value, based upon the initial public offering price for our common stock, equal in each case to the dollar amount of patronage equity that has been allocated to such person for all periods up to and including the effective date of the conversion.

Holders of Less than $10,000 in Patronage Equity

If you are a member or former member equity holder who individually holds patronage equity having a value of less than $10,000, without further action on your part you will receive a cash payment in the conversion equal to the stated amount of your patronage equity.

Members

If you are a member of Gold Kist who individually holds patronage equity having a value of $10,000 or more, you will receive cash and shares of common stock of New Gold Kist having a value based on the initial public offering price equal to the stated amount of your patronage equity. We have included on the mailing label accompanying this disclosure statement-prospectus the stated value of your patronage equity through the end of fiscal 2004. After giving effect to the allocation of patronage earnings for fiscal 2004, members collectively hold approximately $                 million of patronage equity. You will also be allocated patronage earnings for that portion of fiscal 2005 up to the effective date of the conversion, although we will not be able to calculate this amount until after the completion of the conversion.

Member’s Interest

Members of Gold Kist will also receive an additional distribution of cash and common stock of New Gold Kist. Under the plan of conversion, we will distribute cash and shares of common stock of New Gold Kist having an estimated value of $600.0 million, based on the assumptions described above. Also as a part of this distribution, we expect to make an additional distribution of cash and shares of common stock to the members in an amount equal to $600.0 million less the stated amount of patronage equity held by members and former member equity holders at the time of the conversion. For example, if the stated amount of patronage equity at the time of conversion is $400.0 million, then the aggregate additional distribution to members will be $200.0 million. This additional distribution will be made to members in proportion to their respective patronage over the last five fiscal years through the effective date of the conversion. We will calculate the amount of this distribution to which you are entitled by first determining the relative contribution of our poultry and pork operations to our net margins over the last five fiscal years through the effective date of the conversion. Then we will determine an individual member’s interest using his proportional share of total patronage earnings distributed to poultry or pork members, as appropriate, over the period. We refer to an interest in this additional distribution as a “member’s interest.”

Former Member Equity Holders

If you are a former member equity holder who individually holds patronage equity having a value of $10,000 or more, you will receive cash and shares of common stock of New Gold Kist having a value equal to the stated amount of your patronage equity. As of the end of fiscal 2004, former member equity holders collectively held approximately $         million of patronage equity.

Optional Redemption of Nonqualified Patronage Equity

Immediately prior to the completion of the conversion, Gold Kist will redeem for cash at the stated amount the nonqualified patronage equity (within the meaning of the Internal Revenue Code) of those members and former member equity holders who elect, at their option, to receive cash in redemption of such patronage equity.

The amount of cash that we will distribute in redemption of nonqualified patronage equity and under the plan of conversion will be equal to the gross proceeds of our proposed initial public offering, minus the $150.0 million that we will retain to repay certain of our indebtedness and pay related prepayment penalties, to pay fees and expenses associated with the conversion and the offering and for general corporate purposes. We expect this amount to equal approximately $120.0 million, assuming an initial public offering price of $15.00 per share and no exercise of the underwriter’s over-allotment option in the proposed initial public offering. To the extent that the underwriters exercise this option in full, then the proceeds from this sale will increase the amount of cash that is available for redemptions by $40.5 million and reduce the number of shares of common stock of New Gold Kist available for distribution by 2.7 million shares. In the conversion, a portion of this cash will be allocated to members and former member equity holders who individually hold patronage equity having a value of less than $10,000. We expect that the aggregate amount of cash distributed with respect to this patronage equity will be approximately $15.0 million. We will use the approximately $105.0 million of remaining available cash to redeem the nonqualified patronage equity of those members and former member equity holders who have requested redemption. If Gold Kist receives requests for redemption of nonqualified patronage equity that exceed the total amount of cash available for redemptions, then Gold Kist will redeem such patronage equity on a pro rata basis, and you will receive shares of common stock of New Gold Kist for any additional amounts to which you are entitled. If Gold Kist receives requests for redemption of nonqualified patronage equity that total less than the total amount of cash available for redemptions, then under the plan of conversion, we will distribute this excess cash and all 32 million shares of common stock pro rata to members and former member equity holders in exchange for their patronage equity and member’s interests. For example, if we have excess cash of $40.0 million and shares of common stock worth $480.0 million, based on the assumptions discussed above, the distribution in respect of the patronage equity of each member and former member equity holder and each member’s interest will be made approximately 92% in shares and 8% in cash.

Members and former member equity holders may request that Gold Kist redeem their patronage equity by signing and returning the Redemption Request Card (Card 3) prior to or at the special meeting. If you hold patronage equity having a value of less than $10,000, you will receive cash in exchange for your patronage equity automatically, and you do not need to sign and return a Redemption Request Card. Holders of patronage equity having a value of $10,000 or more may, by signing and returning a redemption request card, request to receive:

•	cash in exchange for all of your nonqualified patronage equity;

•	cash in exchange for an exact dollar amount of your nonqualified patronage equity that you specify on your Redemption Request Card; or

•	cash in exchange for a percentage of your nonqualified patronage equity between 0% and 100% as specified on your Redemption Request Card.

In deciding whether to request that Gold Kist redeem your patronage equity, you should consider the relative benefits of owning New Gold Kist common stock or cash, the transfer restrictions upon New Gold Kist common stock and potential relevant tax consequences. The benefits of stock ownership generally include the possibility of an increase in the market value of New Gold Kist common stock and the possibility that, in the future the board of directors of New Gold Kist may elect to declare dividends. New Gold Kist common stock ownership also involves, however, the risks that the value of New Gold Kist common stock may decline and that additional stock issuances will reduce a stockholder’s percentage ownership interest in New Gold Kist. The initial public offering price of our common stock will be based upon numerous factors and may not be indicative of the market price of our common stock after our proposed initial public offering. For more information, see “Risk Factors.”

Background of the Conversion

Over a period of many years, our Board of Directors has examined capital, strategic and structural alternatives in order to strengthen our competitive position and long-term prospects, including potential third-party equity investments and business combinations. As a result of this examination, it became apparent that significant structural changes would be necessary in order to provide Gold Kist and its members with an opportunity for future success.

In January 2004, our Board of Directors began considering a refinancing of our debt capital. We conducted a private offering of senior notes due 2014 that raised net proceeds of approximately $191.0 million. We used the proceeds of this offering to refinance approximately $140.0 million of term indebtedness that was to mature in 2005. In connection with the offering, we also amended and restated our senior credit facility to provide for revolving borrowings of up to $125.0 million. We undertook this offering and amendment in order to provide us with the flexibility necessary to fund the increasing capital needs of our business and help us compete with the other larger companies in the poultry industry.

In connection with these refinancing transactions, we repaid our indebtedness to one of our lenders, which had recently decided to no longer lend money to cooperatives like Gold Kist as a matter of policy. During the offering process, we were repeatedly told of concerns of potential investors resulting from our cooperative status. Ultimately, we believe that our cooperative status made the process itself much more difficult and made the costs much higher and the terms of the senior notes less favorable than they would have been if Gold Kist were a for profit corporation.

On April 6-8, 2004 the board and management met and had extensive discussions and presentations concerning the cooperative structure and the benefits and detriments of a conversion to a for profit corporation. In particular, we discussed the following potential benefits of the conversion:

•	A conversion would lead to additional financing alternatives and could reduce the costs of debt financing.

•	A conversion would permit us to conduct our proposed initial public offering of common stock and reduce the amount of debt on our balance sheet.

•	An independent Board of Directors would increase the strength of the board and allow us to benefit from the additional and different skills and experiences of our board members.

•	An independent Board of Directors would also positively impact the view of commercial bankers, institutional investors and ratings agencies and mitigate the inherent conflicts of interest that our board currently faces.

•	Without a conversion and our proposed initial public offering, we will not be able to provide our members and former member equity holders, liquidity for their patronage earnings due to covenants in our senior credit facility, the indenture governing our senior notes and our other debt instruments.

•	Our members will have, at their option, the opportunity through common stock ownership to participate in the success of our business in the future.

•	Our members will be able to acquire additional equity in our company on the open market.

•	Our access to capital will help make us more competitive in the marketplace, by allowing us to make the additional capital expenditures necessary to improve our operations generally, to serve particular important customers, to develop additional products and to sell more of our products. Any improvement in our operations or increase in our sales could create opportunities for our growers to expand their businesses.

•	Access to capital and the ability to use common stock as acquisition consideration may allow us to acquire new businesses, companies and products that could help strengthen us as a competitor in the marketplace.

•	As a listed company with equity incentive compensation, we will be better able to recruit, develop and retain qualified employees and management.

•	The conversion can be effected in such a manner that the members and former member equity holders will not be taxed on the receipt of New Gold Kist common stock.

We also discussed the following reasons against converting to a for profit corporation:

•	Our contract growers will no longer be members who accumulate equity from their patronage with us.

•	We will be taxed as a for profit corporation and will be subject to regular corporate income tax on our taxable income.

•	We will not be able to realize income tax benefits from issuing qualified notified equity or by redeeming nonqualified notified equity.

•	We will lose certain state and other local income tax benefits.

•	We will not be able to be a member in other cooperatives.

•	We may be subject to unsolicited takeover attempts.

•	Our members may over time lose control of New Gold Kist.

At these meetings, the Board of Directors discussed and considered in detail these and other factors relating to a conversion and initial public offering. In particular, the board focused on the fact that in order to continue to run our business successfully, it was not in the best interests of Gold Kist and its members to continue to revolve its patronage equity, but rather that for the foreseeable future, Gold Kist would need to retain as much capital as it could in order to remain competitive. The board noted that a conversion and an initial public offering would be an opportunity to provide liquidity to the equity holders without compromising the long-term prospects of Gold Kist.

On April 7, based on its evaluations of the foregoing factors, the Board of Directors determined that it was in the best interests of Gold Kist and its members to pursue a conversion transaction further. The board determined that the benefits of a conversion and initial public offering outweighed the detriments, but reserved a decision on whether to proceed with such transactions pending receipt of valuation information and resolution of several other structural and related issues. As a result, the board authorized and directed management to further examine a potential conversion transaction and initial public offering, engage a financial advisor and report the results to the board at its next meeting. Between April 7 and April 23, management and its legal advisors reviewed and researched various aspects of a potential conversion transaction and initial public offering. Management also interviewed several leading investment banking firms for the role as lead underwriter in a potential initial public offering.

On April 23, the board convened a meeting with all members present. The board also invited members of management and a representative from our outside legal counsel, Alston & Bird LLP. Management reviewed the results of its research and consideration of the various aspects of the potential transactions with the board. Management also discussed with the board its progress on engaging an investment banking firm and related preliminary valuation information it had received in the process. The board authorized and directed management to proceed with the conversion and the proposed initial public offering and to report its findings to the board for its consideration at its next meeting scheduled for May 24.

On April 28, Gold Kist engaged Merrill Lynch & Co. to act as its financial advisor in connection with the conversion and as its lead managing underwriter in the proposed initial public offering.

Between April 23 and May 24, management and its outside advisors reviewed and considered various aspects of the proposed transaction, including valuation, structuring, scheduling, and other legal, financial and accounting issues.

On May 24, management presented several proposed structures and a number of other matters to the board for consideration. At the meeting, Merrill Lynch delivered a presentation concerning the proposed initial public offering of New Gold Kist common stock. Merrill Lynch’s presentation included Merrill Lynch’s conclusions about the possible value of the equity of New Gold Kist if it were traded in the public market and, based on the as adjusted capitalization described in Part 2 of this disclosure statement-prospectus under the caption “Unaudited Pro Forma Consolidated Financial Information” and economic, market and other conditions then prevailing, advised the board that it would recommend a proposed initial public offering price of $14.00 to $16.00 per share of New Gold Kist common stock. Merrill Lynch’s presentation was intended for the use and benefit of the board and does not constitute a recommendation to any member as to how that member should vote on the proposed plan of conversion or any related matter.

Merrill Lynch’s presentation was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the financial information made available to Merrill Lynch as of, the date of its presentation. Because such market, economic and other conditions may not exist on the date of the proposed initial public offering, the actual initial public offering price of New Gold Kist common stock may be significantly higher or lower than the price range discussed with the board or Gold Kist may be entirely unable to complete an initial public offering.

In preparing its presentation, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch or Gold Kist. Such assumptions are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than Merrill Lynch has assumed. Accordingly, the information in Merrill Lynch’s presentation is inherently subject to substantial uncertainty. In addition, as described below, Merrill Lynch’s presentation was among several factors taken into consideration by the board in determining the proposed range of initial public offering prices of New Gold Kist common stock. Consequently, Merrill Lynch’s presentation should not be viewed as determinative of the decision of the board or Gold Kist’s management with respect to the proposed initial public offering price of New Gold Kist common stock.

In addition, Merrill Lynch’s presentation did not discuss, and Merrill Lynch expresses no opinion regarding, the prices at which shares of New Gold Kist common stock may trade following the proposed initial public offering.

After the financial presentation by Merrill Lynch, our outside legal advisors, Alston & Bird, presented to the board several structural alternatives, including the method by which cash could be used in connection with the redemption of nonqualified patronage equity and in the conversion, and other matters relating to the conversion. The Board of Directors considered such matters and unanimously resolved to adopt the plan of conversion and to proceed with the conversion on the terms described in this disclosure statement-prospectus. Board members unanimously determined to recommend that the members approve the plan of conversion.

In addition, the board determined to condition the conversion on the consummation of the proposed initial public offering. The board further concluded that, as of that date and based upon, among other things, the limits of, and assumptions and matters considered in, Merrill Lynch’s presentation, including, without limitation, those discussed above, it would be reasonable to seek an initial public offering price of New Gold Kist common stock of between $14.00 and $16.00 per share.

The board also was presented preliminary information regarding equity incentive plans and compensation for employees and directors by independent compensation consultants and information regarding the engagement of a professional executive search firm to assist the board and management in identifying and selecting qualified candidates for the Board of Directors of New Gold Kist. The board voted to engage the search firm and to consider at its next meeting specific recommendations on compensation and board composition.

Initial Public Offering

The principal reason for the conversion and the initial public offering is to provide liquidity to our members and to increase our financial flexibility through improved access to capital, which we believe will enhance our ability to make the additional capital expenditures necessary to improve our operations generally, to serve particular important customers, to develop additional products and to sell more of our products.

In order to raise capital in the public equity markets, New Gold Kist expects, subject to compliance with securities laws and other requirements, to sell shares of its common stock to the public in an initial public offering. We plan to raise approximately $270.0 million in our proposed initial public offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the range of the initial public offering prices. The equity capital raised in the proposed initial public offering will be used to redeem some of the nonqualified patronage equity held by Gold Kist’s members and former member equity holders and to pay cash in exchange for other patronage equity in the conversion, for the repayment of certain of our outstanding indebtedness and the payment of related prepayment penalties, to pay fees and expenses associated with the conversion and initial public offering and for general corporate purposes.

Conditions to Completion of the Redemption

The completion of the redemption is within the sole discretion of the Board of Directors. The Board of Directors currently intends to complete the redemption of nonqualified patronage equity as described in this disclosure statement-prospectus immediately prior to the completion of the conversion and our proposed initial public offering and only if it then anticipates that the conversion and our proposed initial public offering will be consummated.

Conditions to Completion of the Conversion

In order for us to complete the conversion, the following approvals and conditions, among others, must be obtained and/or satisfied:

Approval by Our Members

To complete the conversion we must obtain the approval of the lesser of a majority of all of Gold Kist’s members and two-thirds of Gold Kist’s members voting in person or by ballot at the special meeting.

Under our Amended and Restated By-Laws as in effect as of the date of this disclosure statement-prospectus, the members present at the special meeting, whether in person or voting by ballot, constitute a “quorum” for purposes of voting. Each member is entitled to one vote, evidenced by one share of our common stock. In order to deliver a valid vote, you must either vote in person at the special meeting or complete the Ballot Card enclosed with this disclosure statement-prospectus and return it to SunTrust Bank, the inspector of the election. Mailed Ballot Cards must be received by the final vote at the special meeting, or any adjournment thereof, in order to be counted. No other ballot or other method of voting will be considered for purposes of this vote.

You are eligible to vote on the conversion if you are a member of Gold Kist and hold one share of our common stock as of the close of business on                     , 2004. For more information, see “The Special Meeting – Eligibility to Vote”.

On May 24, 2004, the Gold Kist Board of Directors unanimously approved the plan of conversion and recommends that members vote “FOR” the conversion. Each member of Gold Kist is entitled to one vote at the meeting. Members of our Board of Directors, who hold in the aggregate fewer than one percent of the votes entitled to be cast, intend to vote for approval of the conversion.

Initial Public Offering

To complete the conversion, we must successfully complete an initial public offering at a price that implies a value for the cash and shares of common stock of New Gold Kist to be distributed under the plan of conversion of at least the stated amount of patronage equity earned prior to the completion of the conversion plus $60.0 million. This minimum qualified initial public offering would result in members and former member equity holders receiving cash and shares of common stock of New Gold Kist equal to the stated value of their patronage equity and an additional distribution to the members for their members’ interests of $60.0 million.

Regulatory Approvals

In order for the conversion to become effective, the conversion must be approved by certain regulatory agencies, and other authorities, including:

•	the Secretary of State of the State of Delaware and the Secretary of State of the State of Georgia shall each have accepted the filing of the Certificate of Merger, authorizing the merger of Gold Kist with and into New Gold Kist;

•	New Gold Kist, as the surviving corporation, shall have properly published notice in the newspaper which is the official newspaper of the county in which it is located;

•	the registration statement that has been filed with the SEC, of which this disclosure statement- prospectus is a part, shall not be subject to any stop order suspending its effectiveness or to any proceeding seeking a stop order; and

•	there shall not be in effect any judgment, regulation, order or injunction of any court or governmental authority that prohibits the conversion.

Opinion of Counsel

The plan of conversion will not become effective until we have received an opinion from Alston & Bird LLP that the conversion constitutes a “reorganization” under the Internal Revenue Code and members and former member equity holders will not recognize any gain or loss on their exchange of patronage equity or member’s interest for shares of New Gold Kist common stock.

Amendment or Withdrawal of the Plan of Conversion

The plan of conversion may be amended by a majority vote of Gold Kist’s Board of Directors at any time. However, after approval of Gold Kist’s members has been obtained, approval of either a majority of all of Gold Kist’s members or two-thirds of Gold Kist’s members voting in person or by ballot is required if the amendment changes any of the principal terms of the plan of conversion, including the terms and conditions of the merger of Gold Kist with and into New Gold Kist.

Gold Kist’s Board of Directors is authorized to terminate or withdraw the plan of conversion at anytime prior to the effective date of the conversion, whether before or after member approval is obtained.

Grower Agreements

In connection with the conversion, we will amend our agreements with our growers to reflect our conversion from a cooperative marketing association to a for profit corporation. Otherwise, there will not be any changes to the terms of the production contracts upon which we conduct business with our contract growers because of the conversion.

Distribution of New Gold Kist Stock Certificates and Cash

As soon as practicable after the completion of the conversion, we will calculate the amounts of cash to which members and former member equity holders are entitled in redemption of their patronage equity. We will then calculate, based upon the initial public offering price and the Redemption Request Cards that we have received, the number of shares of New Gold Kist common stock and amounts of cash that each member and former member equity holder will receive. The shares of common stock of New Gold Kist that you receive in the conversion will initially be issued to you without stock certificates in book-entry form. For your tax and record-keeping purposes, we will establish separate accounts for the shares of common stock of New Gold Kist that you receive in exchange for your nonqualified patronage equity and your qualified patronage equity. Your ownership in New Gold Kist common stock will be entered on the records of New Gold Kist, and we will mail you a notice showing the number of shares you own and a check for any cash to which you are entitled. You will thereafter be able to request a stock certificate representing your shares or request to transfer the book-entry shares to your own brokerage account by writing to SunTrust Bank, which will be New Gold Kist’s transfer agent. The stock transfer agent will mail a stock certificate to you or transfer your shares to your brokerage account promptly following your request. For more information regarding the tax consequences of owning and selling New Gold Kist common stock, see “Effect of the Conversion on Rights of Members – Certain Federal Income Tax Consequences of Owning Common Stock.”

Since we will not be able to compute your patronage equity and member’s interest until after the completion of the conversion, we expect to distribute the shares of common stock of New Gold Kist and cash to which you are entitled approximately six to eight weeks after we complete the conversion.

Accounting Treatment

We will account for the conversion on our financial statements as a merger of entities under common control. Accordingly, New Gold Kist will record the value of the assets and liabilities transferred at their carrying amounts on the records of Gold Kist and will recognize no goodwill or intangible asset in connection with the transaction.

Stock Exchange Listing

No public market currently exists for New Gold Kist’s common stock. We have applied for the listing of New Gold Kist common stock to be issued in connection with the conversion on the New York Stock Exchange under the symbol “GKI.”

Although the managing underwriter of our proposed initial public offering has advised us that they intend to make a market in the common stock of New Gold Kist, they are under no obligation to do so and may discontinue making such a market at any time. There is no assurance that a trading market will develop or be maintained for New Gold Kist common stock or, if it did, that it would provide the stockholders of New Gold Kist a meaningful opportunity to liquidate their equity interests in New Gold Kist at a fair value. See “Risk Factors.”

Certain Material U.S. Federal Income Tax Consequences of the Redemption and the Conversion

The following is a summary of certain material U.S. federal income tax consequences of the redemption and the conversion to members and former member equity holders of Gold Kist. This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to members and former member equity holders of Gold Kist in light of their particular circumstances or that may be relevant to certain persons that may be subject to specific treatment under U.S. federal income tax law. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing regulations promulgated thereunder, and administrative and judicial interpretations thereof. Future legislation, regulations, administrative interpretations and court decisions could change current law or existing interpretations of current law. Any change could apply retroactively and could alter or modify the statements in this summary.

This discussion applies only to members and former member equity holders of Gold Kist who hold patronage equity or member’s interests of Gold Kist as capital assets within the meaning of section 1221 of the Code. This discussion does not apply to:

•	a member or a former member equity holder of Gold Kist who holds his or her patronage equity or member’s interests in Gold Kist as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

•	certain types of members or former member equity holders of Gold Kist subject to special rules under the Code (such as financial institutions, insurance companies, tax-exempt organizations, brokers or dealers in securities, or regulated investment companies); or

•	a member or a former member equity holder of Gold Kist whose functional currency is not the U.S. dollar.

This summary also does not consider the effect of any state, local, foreign or other laws or any U.S. federal laws other than U.S. federal income tax law. In addition, this summary does not address the impact of the alternative minimum tax.

U.S. Federal Income Tax Treatment of the Redemption

If you hold nonqualified patronage equity and so elect you will be entitled to have all or a portion of such equity redeemed by Gold Kist in advance of the conversion. Should you so elect, any cash received likely will be treated as a distribution of money in redemption of the nonqualified written notice of allocation under applicable Code provisions and as such will be treated as a patronage dividend from a cooperative and taxed as ordinary income and not either as capital gains or as a dividend from a non-cooperative corporation. Such treatment is not free from doubt and accordingly you should consult with your tax advisor as to the implications of a redemption in advance of making an election to have some or all of your nonqualified patronage equity redeemed prior to the conversion. As set forth below, the tax consequences of receiving cash in the conversion with respect to nonqualified patronage equity may be different and generally may be more favorable to patronage equity holders though there can be no assurance as to whether any cash will be distributed in the conversion other than to holders of fractional share interests or to holders of less than $10,000 or less of patronage equity, or as to the amount of such cash. Holders of patronage equity receiving stock in the conversion will be limited to the extent to which they can sell such stock in the market and achieve favorable tax treatment of the receipt of liquidating their investment.

U.S. Federal Income Tax Consequences of the Conversion

We intend to treat the conversion as a reorganization pursuant to section 368(a) of the Code, but we have not sought, and do not intend to seek, a ruling from the Internal Revenue Service stating that the conversion will qualify for such treatment. In connection with the completion of the conversion, our outside counsel, Alston & Bird LLP, will render an opinion to us to the effect that the conversion will qualify as a reorganization pursuant to section 368(a) of the Code. An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the IRS or the courts. No assurances can be given that the IRS will not challenge the status of the conversion as a reorganization or that a court will not sustain any such challenge. Except as otherwise indicated, the following discussion of U.S. federal income tax consequences of the conversion to members and former member equity holders of Gold Kist assumes that the conversion will qualify as a reorganization pursuant to section 368(a) of the Code.

General

The U.S. federal income tax consequences of the conversion to a member or former member equity holder of Gold Kist will depend on the type of consideration received by such person, the type of patronage equity surrendered pursuant to the conversion, and whether such person is deemed to own shares of New Gold Kist common stock constructively under section 318 of the Code, which for certain purposes treats a person as owning stock that is owned, or, in some cases treated as owned, by certain family members or related entities or that the person has an option or other right to acquire stock. It may also depend on a member’s or former member equity holder’s individual tax characteristics. Each member or former member equity holder should consult with his individual tax advisor to determine if his situation will affect the consequences described here, as it is beyond the scope of this discussion to address those issues.

Members and Former Member Equity Holders Who Receive Solely New Gold Kist Common Stock

A member or a former member equity holder of Gold Kist who exchanges patronage equity (including a member’s allocated share of patronage earnings for fiscal 2005) or member’s interests in Gold Kist solely for shares of New Gold Kist common stock pursuant to the conversion will not recognize any gain or loss on that exchange, except to the extent that the member or the former member equity holder receives cash in lieu of a fractional share of New Gold Kist common stock, as discussed below. The aggregate adjusted tax basis of the shares of New Gold Kist common stock received will be equal to the member’s and the former member equity holder’s aggregate adjusted tax basis in the Gold Kist patronage equity or member’s interests surrendered, reduced by the tax basis allocable to any fractional share of New Gold Kist common stock for which cash is received pursuant to the conversion. The holding period of the shares of New Gold Kist common stock received pursuant to the conversion will include the holding period of the Gold Kist patronage equity or member’s interests surrendered therefor.

Members and Former Member Equity Holders Who Receive Cash and New Gold Kist Common Stock in the Conversion

Exchange of Member’s Interest and Qualified Patronage Equity

If a member or a former member equity holder of Gold Kist exchanges in the conversion qualified patronage equity or a member’s interest in Gold Kist for cash and shares of New Gold Kist common stock, and if such person realizes a gain on that exchange, that person will include in gross income an amount equal to the lesser of the amount of the gain realized and the amount of the cash received. The amount of the gain realized will equal any excess of the sum of the fair market value of the shares of New Gold Kist common stock, as of the date of the conversion, and the amount of cash that the member or a former member equity holder of Gold Kist receives over the person’s adjusted tax basis in the qualified and nonqualified patronage equity and member’s interest surrendered in the exchange. Generally that tax basis will be only the amount of a member’s face amount of qualified patronage equity. On the other hand, if a member or a former member equity holder of Gold Kist realizes a loss on the exchange, that loss will not be currently recognized for U.S. federal income tax purposes. With respect to gain recognized, the gain will be capital gain if the exchange sufficiently reduces the stockholder’s proportionate stock interest in New Gold Kist, as discussed below. The capital gain recognized on the exchange will be long-term capital gain with respect to shares of the qualified patronage equity or member’s interests that the member or former member equity holder of Gold Kist held for more than one year as of the date of the conversion. If the exchange does not sufficiently reduce the member’s or former member equity holder’s proportionate stock interest in New Gold Kist, the amount of the cash distributed will be taxable as a dividend to the extent of the person’s share of Gold Kist’s available earnings and profits, and the remainder, if any, of the recognized gain will be capital gain. Under current law the maximum marginal tax rate applicable to dividends and the maximum marginal tax rate applicable to capital gains are the same. Accordingly, while there can be differences to individual members or former member equity holders on the tax treatment of a distribution as capital gain or as a dividend, for most members and former member equity holders that difference may not be material and is likely to be based on the member’s or former member equity holder’s individual tax position (for example, whether the member or former member equity holder has capital losses to report in the same tax return) or the extent to which the amount of basis in the qualified patronage equity is allocable to the cash distribution and reduces the amount of gain recognized if the cash is treated as capital gain and not as a dividend. These issues should be discussed with your personal tax advisor.

The determination of whether the exchange sufficiently reduces a member’s or former member equity holder’s proportionate stock interest in New Gold Kist will be made in accordance with the principles of section 302 of the Code, taking into account the constructive ownership rules of section 318 of the Code. Under those rules, a member or former member equity holder of Gold Kist is treated as if (1) all of the person’s qualified patronage equity or member’s interests first were exchanged in the conversion for shares of New Gold Kist common stock and (2) a portion of those shares of New Gold Kist common stock then were redeemed for the cash actually received in the conversion. The member’s or former member equity holder’s actual and constructive proportionate stock interest in New Gold Kist after the exchange is compared to the person’s actual and constructive proportionate stock interest in New Gold Kist prior to the deemed redemption. Capital gain treatment will apply if (a) the applicable member’s or former member equity holder’s stock interest in New Gold Kist has been completely terminated, (b) if there has been a “substantially disproportionate” reduction in the member’s or former member equity holder’s stock interest in New Gold Kist, that is, if the resulting percentage interest after the hypothetical (or deemed) redemption (discussed above in step (2) is less than 80% of the percentage interest prior to the deemed redemption, or (c) if based on the facts and circumstances, the redemption is not “essentially equivalent to a dividend.”

Because the determination of whether a payment will be treated as having the effect of the distribution of a dividend generally will depend upon the facts and circumstances of each member or former member equity holder of Gold Kist, all members and former member equity holders of Gold Kist are strongly encouraged to consult their own tax advisors regarding the tax treatment of any cash received in the conversion, including the application of the constructive ownership rules of the Code and the effect of any transactions in shares of New Gold Kist common stock or shares of patronage equity by the applicable member or former member equity holder of Gold Kist.

The adjusted tax basis in the shares of New Gold Kist common stock received by a member or former member equity holder of Gold Kist who receives both cash and shares of New Gold Kist common stock in the conversion will be equal to that person’s adjusted tax basis in the shares of patronage equity (other than nonqualified patronage equity) or member’s interests surrendered, increased by the amount of any gain recognized pursuant to the conversion and reduced by the amount of cash received in the conversion. The holding period of the shares of New Gold Kist common stock received will include the holding period of the shares of qualified patronage equity or member’s interests surrendered.

Holders of Nonqualified Patronage Equity

If a member or a former member equity holder of Gold Kist exchanges Gold Kist nonqualified patronage equity in the conversion for cash and shares of New Gold Kist common stock, although not free from doubt, such person should be accorded the same tax treatment as discussed above in the section entitled “—Exchange of Member’s Interest and Qualified Patronage Equity.” Gold Kist intends to take that tax position. There is no authority directly addressing the tax treatment for holders of Gold Kist nonqualified patronage equity in this type of transaction. No assurances can be given with respect to the tax treatment of the exchange of Gold Kist nonqualified patronage equity for cash pursuant to the conversion. The IRS could take the position that any cash distributed in the conversion to a holder of Gold Kist nonqualified patronage equity in surrender therefor was made in redemption of its surrendered nonqualified patronage equity effectively prior to the conversion transaction. In that case, such person would recognize gain in an amount equal to the excess of the value of the stock received in exchange for such nonqualified patronage equity and the person’s adjusted tax basis in the surrendered nonqualified patronage equity, which should be zero. That gain would be ordinary income subject to ordinary income tax rates and not subject to special reduced rates applicable to either capital gains or dividends pursuant to the cooperative tax provisions of the Code. Members or former member equity holders of Gold Kist who receive cash and shares of New Gold Kist common stock in exchange for their Gold Kist nonqualified patronage equity pursuant to the conversion are strongly encouraged to consult their own tax adviser.

Members and Former Member Equity Holders Who Receive Solely Cash

A member or a former member equity holder of Gold Kist who holds patronage equity having a value of less than $10,000 and who exchanges patronage equity (including a member’s allocated share of patronage earnings for fiscal 2005) in Gold Kist solely for cash pursuant to the redemption should recognize gain or loss in an amount equal to the difference between the amount of cash received and allocable to each form of ownership interest and the person’s adjusted tax basis in each such interest—qualified patronage equity, nonqualified patronage equity and membership interest. That gain or loss with respect to the membership interest and qualified patronage equity will be capital gain or loss. Limitations apply to the deductibility of capital losses.

A member or a former member equity holder of Gold Kist who exchanges Gold Kist nonqualified patronage equity solely for cash pursuant to the conversion, which would include all people who hold less than $10,000 in patronage equity and are mandatorily paid solely in cash, although not free from doubt, should treat the cash it receives as a redemption by Gold Kist on a cooperative basis of its nonqualified patronage equity surrendered. In that case, such person should recognize gain in an amount equal to the excess of the stated dollar amount of the surrendered nonqualified patronage equity and the person’s adjusted tax basis in the surrendered nonqualified patronage equity, which should be zero. That gain should be ordinary income pursuant to the cooperative tax provisions of the Code and not either a dividend or capital gain. There is no authority directly addressing the tax treatment for holders of Gold Kist nonqualified patronage equity in this type of transaction. However, Gold Kist intends to take the tax position in this instance that the cash distributed to such holders of Gold Kist nonqualified patronage equity—as with the treatment of holders who elect to receive cash in redemption of nonqualified patronage equity prior to the conversion—was made in redemption of such person’s nonqualified patronage equity, thus, entitling Gold Kist to an income tax deduction for such redemption pursuant to the cooperative tax provisions of the Code. Members or former member equity holders of Gold Kist who receive solely cash in exchange for their Gold Kist nonqualified patronage equity pursuant to the conversion are strongly encouraged to consult their own tax adviser as to the tax treatment of the receipt of such cash for the various forms of ownership in Gold Kist that they may hold.

A member who only receives cash in exchange for all of its patronage equity surrendered pursuant to the conversion but who owns shares of New Gold Kist common stock, actually or constructively, after the conversion should consult his or her own tax advisor to determine the amount and character of any gain recognized pursuant to the conversion.

Cash Received in Lieu of a Fractional Share

Any member or former member equity holder of Gold Kist who receives cash in lieu of a fractional share of New Gold Kist common stock will be treated as having first received that fractional share pursuant to the conversion and then as having received cash in exchange for that fractional share. Thus, the member or former member equity holder of Gold Kist generally will recognize gain or loss in an amount equal to the difference between the amount of cash received in lieu of the fractional share of New Gold Kist common stock and the portion of the basis in the shares of Gold Kist patronage equity or member’s interests allocable to that fractional interest.

Backup Withholding

A cash payment received by a member or former member equity holder of Gold Kist pursuant to the conversion may be subject to “backup withholding” (at a rate of 28%). Backup withholding will not apply to a member or a former member equity holder of Gold Kist that is a corporation or is otherwise exempt from the backup withholding rules and that, when required, demonstrates that fact. In addition, backup withholding will not apply to a non-corporate member or former member equity holder of Gold Kist who provides his or her or its taxpayer identification number, which, in the case of an individual, is his or her social security number, and all other required information. Any member or former member equity holder of Gold Kist that is a United States person may avoid backup withholding by properly completing your Taxpayer Identification Card (Card 2) and submitting it to Gold Kist. Any member or former member equity holder of Gold Kist who is required to and does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax but will be refundable or creditable against the stockholder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences of the conversion. Because individual circumstances may differ, each member and former member equity holder of Gold Kist is strongly urged to consult his, her or its own tax advisor to determine the tax effects to such person of the conversion, including the application and effect of foreign, state, local and other tax laws.

Interests of Certain Persons in the Conversion

In considering the recommendation of the Gold Kist Board of Directors to vote in favor of the conversion, you should be aware that members of Gold Kist’s Board of Directors have certain interests that may impact your decision.

Nine members of Gold Kist’s Board of Directors are members of the cooperative, and provide, or have provided within the last three years, agricultural products to us pursuant to a Membership, Marketing and/or Purchasing Agreement that is identical to the agreements that we have entered into with each of our other contract growers. Two directors are former member equity holders of Gold Kist. Accordingly, in the conversion each member of Gold Kist’s Board of Directors, along with all other Gold Kist members and former member equity holders, may request that Gold Kist redeem their nonqualified patronage equity for cash or will receive shares of common stock of New Gold Kist or cash having a value equal to the dollar amount of patronage earnings that have been allocated to them, including the portion of fiscal 2005 prior to the effective date of the conversion. Each Gold Kist director who is currently a member of our cooperative, along with all other Gold Kist members, will also receive additional shares of common stock of New Gold Kist, depending on the amount of business that each director has done with Gold Kist over the preceding five years, including the portion for fiscal 2005 prior to the effective date of the conversion. Based upon an assumed initial public offering price for New Gold Kist common stock of $15.00 per share, we estimate that each member of Gold Kist’s Board of Directors would receive the following number of shares of common stock of New Gold Kist in the conversion:

Name	Estimated Shares Based on Allocated Patronage Equity(1)(2)	Estimated Shares Based on Member’s Interest(2)
Walter C. Dockery
Christopher D. Fannon
Dorman Grace
Fred W. Gretsch, Jr.
Jeffrey A. Henderson
Billy G. Meeks
Charles Morris
Phil Ogletree, Jr.
Douglas A. Reeves
W. A. Smith
Dan Smalley
Total

(1)	Assumes no person listed elects to have his nonqualified patronage equity redeemed for cash or otherwise receives cash in the conversion.
(2)	Based upon patronage earnings allocated through fiscal 2004. Does not include shares to be allocated to directors based on patronage earnings for the portion of fiscal 2005 prior to the completion of the conversion.

In accordance with the plan of conversion, we will select three members of Gold Kist’s current board of directors to serve as members of the initial Board of Directors of New Gold Kist following the conversion. These individuals will receive compensation as a director set forth under “Management—Director Compensation” in Part 2 of this disclosure statement-prospectus. We have invited the remaining members of Gold Kist’s Board of Directors to serve on our Grower Advisory Committee after the completion of the conversion. These persons will receive compensation as Grower Advisory Committee members as set forth under “Management—Grower Advisory Committee” in Part 2 of this disclosure statement-prospectus.

Resales of New Gold Kist Common Stock

The shares of New Gold Kist common stock to be issued in the conversion will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of New Gold Kist stock issued to any person who is deemed to be an “affiliate” of Gold Kist at the time of the special meeting and subject to the contractual transfer restrictions described below. See “—Transfer Restrictions on Shares Received in the Conversion.” Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of Gold Kist or New Gold Kist and may include our executive officers and directors, as well as our significant stockholders. Affiliates may not sell their shares of New Gold Kist common stock acquired in connection with the conversion except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act, if available; or

•	any other applicable exemption under the Securities Act.

Our registration statement on Form S-4, of which this disclosure statement-prospectus forms a part, does not cover the resale of shares of New Gold Kist common stock to be received by affiliates of Gold Kist in the conversion.

Transfer Restrictions on Shares Received in the Conversion

To promote an orderly distribution of the New Gold Kist common stock that you receive in the conversion into the market after our proposed initial public offering, your common stock is subject to important transfer restrictions. Under the plan of conversion, members and former member equity holders who receive shares of New Gold Kist common stock in exchange for their patronage equity and member’s interests will be restricted from selling, transferring, pledging, hypothecating or otherwise assigning 100% of their shares for a period of 270 days following the completion of our proposed initial public offering and 50% of their shares for a period of 360 days following the completion of our proposed initial public offering, except for sales described below, transfers that occur by operation of law and transfers with the written consent of the managing underwriter of our proposed initial public offering.

During the period beginning 180 days and ending 270 days following the completion of our proposed initial public offering, under the plan of conversion we may, in our sole discretion, release from these transfer restrictions up to 50% of the shares you receive in the conversion. In addition, under the plan of conversion we have the right, but not the obligation, to engage an investment bank to lead an underwritten offering of the shares of our common stock, if any, released during this period. If we decide to engage an investment bank to lead such an offering, we may condition any release of your shares from these transfer restrictions on your participation in such an offering.

We will provide you with a written notice of our election to engage an investment bank to lead an underwritten offering of New Gold Kist common stock at least 60 days prior to making any such sale. You have 20 days following receipt of that notice to provide us with written notice of your intent to participate in the underwritten offering. If you do not provide written notice to us during that 20-day period, you will be deemed to have elected not to include any of your shares in the underwritten offering. You may request that up to 50% of the shares of common stock of New Gold Kist that you received in the conversion be included in the underwritten offering. The actual number of shares that you may sell in an underwritten offering will depend on market conditions, investor demand and the requirements of the investment bank that we select to manage the underwritten offering and may be fewer than the aggregate number requested by you to be included in the offering. In that event, there will be a pro rata reduction in the number of shares that you may sell based on the number of shares requested to be sold in the underwritten offering. Your right to participate in an underwritten offering is contingent on the execution of all agreements, documents and instruments required to effect such sale, including, an underwriting agreement. If you elect not to include your shares in the underwritten offering, you may not be able to transfer the shares that you otherwise would have been able to include in the underwritten offering until 270 days after the completion of our proposed initial public offering.

The amount of your shares released from these transfer restrictions on the date 270 days following the completion of our proposed initial public offering will be reduced by the amount of your shares, if any, that we release from the transfer restrictions prior to such date, including any such shares sold in the underwritten offering described above. In addition, although beginning 360 days after the completion of our proposed initial public offering you will be free to sell the remainder of your New Gold Kist common stock received in the conversion in the public market, such shares will be subject to the restrictions under the Securities Act described above in “—Resales of New Gold Kist Common Stock.”

EFFECT OF THE CONVERSION ON RIGHTS OF MEMBERS

General

At the special meeting, our members will vote on the plan of conversion. We are currently organized as a cooperative marketing association and are deemed a not-for-profit corporation under Georgia law. We are currently governed by the Georgia Cooperative Marketing Act, and where there are no conflicts, the Georgia Non-Profit Corporation Code. Following the conversion, we, as New Gold Kist, the surviving corporation following the conversion, will be a for profit corporation governed by the Delaware General Corporation Law.

The following discussion describes certain significant differences between the rights of a cooperative’s members under provisions of Georgia law relating to cooperatives as compared to the rights of stockholders under provisions of Delaware law relating to for profit business corporations, including a discussion of certain differences between our current Articles of Incorporation and By-Laws and our proposed Certificate of Incorporation and By-Laws. This summary is qualified in its entirety by the complete text of Gold Kist’s Amended and Restated Articles of Incorporation and Amended and Restated By-Laws and New Gold Kist’s Certificate of Incorporation and By-Laws.

	GOLD KIST INC. MEMBERSHIP	GOLD KIST HOLDINGS INC. STOCKHOLDERS
Members vs. Stockholders	Gold Kist is owned by its members. Under Gold Kist’s By-Laws, a member must be a person or organization engaged in the production of agricultural products, including farming, livestock and poultry.	New Gold Kist will be owned by its stockholders. Neither Delaware law, nor New Gold Kist’s By-Laws, restrict ownership of stock to producers of agricultural products.

	Gold Kist’s By-Laws provide that any member who ceases to provide agricultural products to Gold Kist for a period of three years shall cease to be a member.	Anyone may own New Gold Kist common stock, whether or not they produce agricultural products. The By-Laws will not require a stockholder to provide agricultural products to the company.

Capitalization

Gold Kist has authorized 500,000 shares of common stock and 5,000,000 shares of preferred stock.

Gold Kist has issued 2,400 shares of common stock, that are only held by current members. Gold Kist has not issued any preferred stock.

New Gold Kist will have authorized 900 million shares of common stock and 100 million shares of preferred stock. The Board of Directors will have complete discretion to issue and assign rights and preferences to the preferred stock, also referred to as “blank check” preferred stock.

Assuming completion of the conversion and our proposed initial public offering on the terms described in this disclosure statement-prospectus, New Gold Kist will have issued and outstanding 50 million shares of common stock.

Voting Rights	Gold Kist has 2,400 members, each with one share of common stock and one vote. Georgia law restricts cooperative stockholders and members to one vote each, regardless of the number of shares held by such member.	Each common share represents one vote. The number of votes of a stockholder is determined by the number of shares held by a stockholder (with one vote per common share). Any class of preferred stock may have greater or lesser voting rights.

	GOLD KIST INC. MEMBERSHIP	GOLD KIST HOLDINGS INC. STOCKHOLDERS
	On any matter being voted upon, a “quorum” is the number of votes, whether by ballot or in-person, properly voting on a matter.	On any matter being voted upon, a “quorum” is a majority of votes entitled to be cast.

	A majority of the members voting is sufficient to approve any ordinary action. Extraordinary transactions, such as a merger or dissolution, require the approval of a majority of all of the members or two-thirds of the members casting votes, whichever is less.	A majority of the shares voting is sufficient to approve any ordinary action. Extraordinary transactions, such as a merger or dissolution, require a majority of all votes entitled to be cast.

Proxies	Gold Kist does not allow voting by proxy. All votes must be in person or by written ballot.	New Gold Kist will allow voting by proxy. Every holder of shares of New Gold Kist common stock entitled to vote may vote in person or by proxy.

Dividends and Distributions	Upon determining the amount of patronage earnings in a given year, the Board of Directors allocates those earnings, if any, to the members in the form of patronage dividends, or notified equity. The Board of Directors has the sole discretion whether, and when, if ever, to redeem the outstanding notified equity. Although the Board of Directors has determined that it is in the best interest of Gold Kist not to redeem equity except in de minimus amounts and such redemptions are restricted by our debt instruments, Gold Kist had redeemed until recently, notified equity that was 20 years old.	New Gold Kist will not pay patronage dividends. The New Gold Kist Board of Directors may, in their sole discretion, declare dividends to be paid to all stockholders of a particular class of stock of New Gold Kist. Such dividends may be in the form of cash, New Gold Kist stock or such other form as the board determines.

Composition of the Board of Directors

The Gold Kist Board of Directors is made up of 11 members, each of whom is a member or former member of Gold Kist. Any director who ceases to be a member, shall cease to be a director following the passing of a resolution by the remaining directors.

Gold Kist’s By-Laws provide that each director is elected from a district by a majority of the members voting in a particular district. Members are allowed to vote only for a director in their respective district.

The New Gold Kist Board of Directors will initially be made up of nine members.

As required by New York Stock Exchange rules, at least a majority of the New Gold Kist Board of Directors will be “independent directors.” These directors will not be employees of New Gold Kist nor will they do substantial business, if any, with New Gold Kist. In addition, directors who are members of our audit committee will be required to have significant knowledge and experience regarding accounting and general business matters.

	GOLD KIST INC. MEMBERSHIP	GOLD KIST HOLDINGS INC. STOCKHOLDERS
The entire Board of Directors will be elected by all of our stockholders entitled to vote, voting in-person or by proxy.

Classified Board of Directors	Each director serves for a three-year term and the Board of Directors is a staggered, or classified, (i.e., in any year, only one-third of the Board of Directors will be reelected or voted out of office). The Board of Directors is divided into three classes.	The directors will serve three-year terms and the Board of Directors will be staggered. The Board of Directors will be divided into three classes.

Removal of Directors

Any member may bring charges against a director by filing the charges in writing, together with a petition signed by 20% of the members in the charged director’s district, requesting removal of the director. At the next regular or special meeting called for that purpose, a majority of the members in the district in which the charged director resides may elect to remove a director.

Georgia law and the By-Laws provide that any vacancy on the Board of Directors, other than by expiration of a term, may be filled by a majority vote of the directors then in office.

At least a majority of all of the total number of shares entitled to vote may remove a director only for cause, at a meeting called for that purpose.

New Gold Kist’s By-Laws provide that any vacancy on the Board of Directors, other than by expiration of a term, may be filled by a majority vote of the directors then in office.

Standard of Conduct

Under Georgia law, a director shall discharge his duties

•  in a manner he believes in good faith to be in the best interest of the company, and

•  with the care an ordinary prudent person in a like position would exercise under similar circumstances.

Under Delaware law, a director shall discharge his duties in good faith and in a manner the person reasonably believes to be in or not opposed to the best interests of New Gold Kist.

Indemnification	Each director and officer is indemnified for all claims and liabilities incurred by acting in his or her capacity as a director or officer, and Gold Kist is required to reimburse each director and officer for any attorney’s fees. The Board of Directors may also authorize Gold Kist to indemnify any director or officer for any amounts paid in settlement or pending or threatened actions.	Each director and officer will be indemnified for all liabilities incurred by acting in his or her capacity as a director or officer, and New Gold Kist will be required to reimburse each director and officer for any attorney’s fees. Each director and officer will be indemnified for any amounts paid in settlement or pending or threatened actions unless such director or officer was adjudged liable and the court does not determine such director or officer is entitled to indemnification.

	GOLD KIST INC. MEMBERSHIP	GOLD KIST HOLDINGS INC. STOCKHOLDERS
	Each director is required to be indemnified to the fullest extent permitted by Georgia law, subject to compliance with the applicable standards of conduct prescribed by Georgia law.	Each director is required to be indemnified to the fullest extent permitted by Delaware law, subject to compliance with the applicable standards of conduct prescribed by Delaware law.

Right to Present New Business and Director Nominations	Members have the right to present new business upon the filing of a petition by 10% of the members. The petition shall state the business to be brought and a meeting shall be called by the Board of Directors.

New Gold Kist By-Laws provide that stockholders shall have the right to submit to the Board of Directors any stockholder proposal, including nominations for directors, if such stockholder holds at least 10% of the outstanding shares of New Gold Kist common stock and such proposal is submitted

• at least 120 days before the anniversary of the date that New Gold Kist mailed its proxy statement for the immediately preceding year’s annual meeting of stockholders, or

• within 10 days after the date that notice of a special meeting is sent to stockholders or an annual meeting if the proposed date of an annual meeting has changed by more than thirty days from the previous year’s annual meeting. The Board of Directors, in their sole discretion, may choose to present such proposal to the stockholders for their vote at the annual or special meeting.

stockholders have the right, at their sole cost and expense, to solicit proxies for any proposal or nomination that is presented to the stockholders at any regular or special meeting.

Right to Call Special Meetings	A special meeting of the members may be called at anytime by the Board of Directors. Whenever one-tenth of the members sign a petition requesting a special meeting and stating the purpose shall be presented to the Board of Directors, the Board of Directors shall call a special meeting.	A special meeting of the stockholders may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President.

	GOLD KIST INC. MEMBERSHIP	GOLD KIST HOLDINGS INC. STOCKHOLDERS
Amendment to the Articles of Incorporation	Any proposed amendment to the Articles of Incorporation must be approved by two-thirds of the Board of Directors and adopted by a majority of the members voting.

Except for certain provisions relating to the board of directors, any proposed amendment to the Certificate of Incorporation must be approved by a majority of the Board of Directors and adopted by a majority of the stockholders entitled to vote at a meeting, of which proper notice has been given.

If any amendment, or proposed amendment effects the rights of a particular class of stockholders of New Gold Kist, a majority of the holders of the affected class must also approve the amendment, whether or not the affected class is “voting” stock.

Amendments to the By-Laws	An amendment to the By-Laws may be adopted by a majority vote of the members voting at a meeting of which proper notice has been given.	With some exceptions, an amendment to the By-Laws may be adopted by • the vote of two-thirds of the outstanding shares of common stock, or • a majority of the Board of Directors.

Rights in the Event of Liquidation or Dissolution	Under the By-Laws, in the event that Gold Kist dissolves or liquidates its assets, all debts of Gold Kist (other than outstanding patronage dividends) shall first be paid in full. Thereafter, all outstanding qualified written notices of allocated reserves shall be redeemed in full at their stated dollar amount. Thereafter, all outstanding nonqualified notices of allocation shall be redeemed in full at their stated dollar amount. Thereafter, any amounts remaining shall be distributed to the members.	Under Delaware law, in the event that New Gold Kist dissolves or liquidates its assets, all debts of New Gold Kist shall first be paid in full. Thereafter, all outstanding shares of preferred stock, if any, shall be redeemed by payment of the amount per share as noted in the Certificate of Incorporation. Thereafter, the common stockholders have the right to receive the remaining assets of New Gold Kist.

Disputes with the Company	Under the By-Laws, all members who have a dispute with Gold Kist arising from any action occurring while the person is/was a member, must submit such dispute to binding arbitration.	Under Delaware law, any stockholder who has a dispute with New Gold Kist must bring a direct judicial action against New Gold Kist.

Certain Federal Income Tax Consequences of Owning Common Stock

The following is a summary of certain material U.S. federal income tax consequences of owning New Gold Kist common stock. This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to prospective holders of New Gold Kist common stock in light of their particular circumstances or that may be relevant to certain prospective holders that may be subject to specific treatment under U.S. federal income tax law. The discussion is based on current provisions of the Code, existing regulations promulgated thereunder, and administrative and judicial interpretations thereof. Future legislation, regulations, administrative interpretations and court decisions could change current law or existing interpretations of current law. Any change could apply retroactively and could alter or modify the statements in this summary.

This discussion is limited to beneficial owners of New Gold Kist common stock who acquired their beneficial ownership in the New Gold Kist common stock in the conversion. Also, this discussion applies only to holders who hold shares of New Gold Kist common stock as capital assets within the meaning of section 1221 of the Code. This discussion does not apply to:

•	a person who elects to treat dividends on, or gains from a disposition of, shares as investment income for purposes of the limitation on the investment interest deduction;

•	a person who acquires shares of New Gold Kist common stock through exercise of employee stock options or otherwise as compensation for services;

•	a holder who holds his or her New Gold Kist common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

•	certain types of holders subject to special rules under the Code (such as financial institutions, insurance companies, tax-exempt organizations, brokers or dealers in securities, or regulated investment companies);

•	a U.S. Holder (defined below) whose functional currency is not the U.S. dollar;

•	a holder subject to the alternative minimum tax;

•	a Non-U.S. Holder (except to the extent discussed herein).

As used in this summary, a “U.S. Person” is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used in this summary, a “U.S. Holder” is any person who owns shares of New Gold Kist common stock and who is a U.S. Person, and a “Non-U.S. Holder” is any person who owns shares of New Gold Kist common stock and who is not a U.S. Person. In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

This summary also does not address certain special rules that apply to Non-U.S. Holders that are “controlled foreign corporations,” “foreign personal holding companies,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid U.S. federal income tax. Furthermore, this summary does not consider the effect of any state, local, foreign or other laws or any U.S. federal laws other than U.S. federal income tax law.

If a partnership holds New Gold Kist common stock, then the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, then you should consult your tax advisor.

This summary is included for general information only. Because individual circumstances may differ, each prospective holder of shares of New Gold Kist common stock is strongly urged to consult his, her, or its own tax advisor concerning the particular tax consequences to them of owning and disposing of shares of New Gold Kist common stock.

Treatment of U.S. Holders of New Gold Kist Common Stock

Distributions on Common Stock

Any distribution received by a U.S. Holder with respect to shares of New Gold Kist common stock will constitute a “dividend” for U.S. federal income tax purposes to the extent that New Gold Kist has sufficient current or accumulated earnings and profits. Any dividend received by a U.S. Holder that is an individual will be subject to U.S. federal income tax at a maximum rate of 15%, provided that certain holding period requirements are met. Any dividend received by a U.S. Holder that is itself a corporation may be eligible for a dividends-received deduction under section 243 of the Code. The rate of the dividends-received deduction is generally 70%. The dividends-received deduction is subject to certain limitations. For example, the deduction may not be available if the corporate U.S. Holder does not satisfy certain holding period requirements with respect to its shares or if the shares are “debt-financed portfolio stock”.

A redemption payment received with respect to shares of New Gold Kist common stock will be treated as a distribution (described above), rather than as a sale giving rise to a capital gain or loss, unless the redemption qualifies as an “exchange” under section 302(b) of the Code. Generally, a redemption will be treated as an “exchange” if it sufficiently reduces the stockholder’s proportionate stock interest in New Gold Kist in accordance with the principles of Section 302 of the Code, taking into account the constructive ownership rules of section 318 of the Code. Under those rules, a stockholder’s actual and constructive proportionate stock interest in New Gold Kist after the redemption payment is compared to the stockholder’s actual and constructive proportionate stock interest in New Gold Kist prior to the redemption payment. Based on the results of such comparison, the redemption will be treated as an “exchange” under section 302(b) of the Code (a) if the stockholder’s actual and constructive proportionate stock interest in New Gold Kist is completely terminated, (b) if there has been a “substantially disproportionate” reduction in the stockholder’s stock interest in New Gold Kist, that is, if the resulting percentage interest after the redemption payment is less than 80% of the percentage interest prior to the redemption, or (c) if based on the facts and circumstances, the redemption is not “essentially equivalent to a dividend.”

Sale of Common Stock

Upon a sale of shares of New Gold Kist common stock, not including a redemption that does not qualify as an “exchange” under section 302(b) of the Code, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized on a sale of shares of New Gold Kist common stock by a U.S. Holder will be a capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of disposition. With respect to stockholders that received their shares of New Gold Kist common stock pursuant to the conversion, their holding period will include the holding period of their Gold Kist patronage equity or member’s interests surrendered in the exchange. Any long-term capital gain recognized upon a sale of shares of New Gold Kist common stock by a U.S. Holder that is an individual will be subject to U.S. federal income tax at a maximum rate of 15%. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of shares of New Gold Kist common stock, or the proceeds received on the sale, exchange, or redemption of shares of New Gold Kist common stock, paid to U.S. Holders other than certain exempt recipients (such as corporations) who, when required, demonstrate that fact. Any dividend payment made by New Gold Kist to a U.S. Holder will be subject to backup withholding (at a rate of 28%), unless the U.S. Holder provides to New Gold Kist a certification, under penalties of perjury, of the U.S. Holder’s taxpayer identification number, which, in the case of an individual, is his or her social security number, or the U.S. Holder otherwise establishes an exemption. The requisite certification may be made on an IRS Form W-9. A U.S. Holder that is required to do so and does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld from a U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the U.S. Holder, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Treatment of Non-U.S. Holders of New Gold Kist Common Stock

Distributions on Common Stock

A dividend received by a Non-U.S. Holder, including a payment received in a redemption that does not qualify as an “exchange” under section 302(b) of the Code (described above), on shares of New Gold Kist common stock will be subject to withholding of U.S. federal income tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless prior to the dividend payment the Non-U.S. Holder delivers to New Gold Kist a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder’s dividend income is effectively connected with a United States trade or business conducted by the Non-U.S. Holder. This withholding applies even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding with respect to the dividend. See “Backup Withholding and Information Reporting” below. In the event that a properly executed IRS Form W-8ECI is furnished, the Non-U.S. Holder’s dividend income will be exempt from withholding. However, any dividend that is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder will cause such Non-U.S. Holder to be subject to U.S. federal income tax on such dividends on a net income basis at regular graduated income tax rates, and if the Non-U.S. Holder is a corporation, an additional branch profits tax may apply.

In order to claim treaty benefits (such as a reduction in the rate of U.S. withholding tax), the Non-U.S. Holder must deliver to New Gold Kist prior to the dividend payment a properly executed IRS Form W-8BEN or, in the case of persons who may be entitled to claim treaty benefits and who hold interests in a Non-U.S. Holder which is treated as “fiscally transparent” (as defined by Treasury Regulation Section 1.1441-6), a Form W-8IMY along with the documentation required to support such interest holder’s claim for treaty benefits. If the Non-U.S. Holder is an entity that is classified for U.S. federal income tax purposes as a partnership, then unless this partnership has entered into a withholding agreement with the IRS, the partnership will be required, in addition to providing an IRS Form W-8IMY, to attach an appropriate certification by each partner, and to attach a statement allocating the dividend income among the various partners. If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, such Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale of Common Stock

Any gain or loss recognized by a Non-U.S. Holder upon a sale of shares (not including a redemption that does not qualify as an “exchange” under section 302(b) of the Code) will be a capital gain or loss. Any such capital gain will not be subject to U.S. federal income tax, unless: (i) the gain is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder; (ii) the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; or (iii) New Gold Kist is, or has been during certain periods preceding the disposition, a “United States real property holding corporation” and certain other conditions are met. If a Non-U.S. Holder is described in clause (i), such Non-U.S. Holder will be subject to tax on the gain derived from the sale on a net income basis under regular graduated U.S. federal income tax rates, and if such Non-U.S. Holder is a foreign corporation, an additional branch profits tax will be imposed in an amount equal to 30% of such Non-U.S. Holder’s effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. If a Non-U.S. Holder is described in clause (ii), such Non-U.S. Holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though such Non-U.S. Holder is not considered a resident of the U.S.). As used in this summary, a “U.S. real property holding corporation” means any U.S. corporation if, at any time during the applicable time set forth in the preceding sentence, the fair market value of the U.S. real property interests (USRPIs) it owns equals or exceeds 50% of the sum of the U.S. corporation’s; (1) business assets, (2) USRPIs, and (3) foreign real property interests. Notwithstanding this fact, if any class of stock of a U.S. corporation is regularly traded on an established securities market, stock of such class shall not be treated as a U.S. real property interest unless the Non-U.S. Holder beneficially owns, actually as well as through constructive attribution, more than 5% of such class of, stock at any time within a five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter.

Backup Withholding and Information Reporting

New Gold Kist must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to a Non-U.S. Holder and the tax withheld, regardless of whether any U.S. tax was withheld on such dividends. This information may also be made available to the tax authorities in the Non-U.S. Holder’s country of residence. A Non-U.S. Holder will not be subject to backup withholding (at a rate of 28%) on dividends on New Gold Kist common stock if the owner of the shares certifies under penalties of perjury that it is not a U.S. Person (such certification may be made on an IRS Form W-8BEN), or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a U.S. office of a U.S. or foreign broker, the payment of the sale proceeds by the broker will be subject to information reporting and backup withholding, unless the owner of the shares provides the certification described above (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. Person) or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a foreign office of a broker, backup withholding is not required. However, information reporting is required if (i) the broker does not have documentary evidence that the holder is not a U.S. Person, and (ii) the broker is a U.S. Person or has certain other connections to the United States.

Amounts withheld from a Non-U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the Non-U.S. Holder, and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations for holders of New Gold Kist common stock. Prospective holders of New Gold Kist are strongly urged to consult their tax advisor with respect to their particular circumstances and concerning the applicable federal, state, local and foreign tax considerations for holding New Gold Kist common stock.

DISCLOSURE STATEMENT-PROSPECTUS PART 1

ANNEXES

Annex A—Agreement and Plan of Conversion

Exhibit 1—Certificate of Incorporation of Gold Kist Holdings Inc.
Exhibit 2—By-Laws of Gold Kist Holdings Inc.

Annex B—Tax Opinion of Alston & Bird LLP

ANNEX A

AGREEMENT AND PLAN OF CONVERSION

BY AND BETWEEN

GOLD KIST HOLDINGS INC.

AND

GOLD KIST INC.

Dated as of May 25, 2004

EXHIBIT INDEX

Exhibit	Description
1	Amended and Restated Certificate of Incorporation of Gold Kist Holdings Inc.
2	Amended and Restated By-Laws of Gold Kist Holdings Inc.

AGREEMENT AND PLAN OF CONVERSION

THIS AGREEMENT AND PLAN OF CONVERSION (this “Agreement”) is made and entered into as of May 25, 2004, by and among GOLD KIST HOLDINGS INC. (“Holdings”), a Delaware corporation, and GOLD KIST INC., a Georgia cooperative marketing association (“Gold Kist”).

Preamble

A. Holdings is a corporation duly organized and existing under the Delaware General Corporation Law (the “DGCL”) and is a wholly owned subsidiary of Gold Kist. Gold Kist is a cooperative marketing association organized and existing under the Georgia Cooperative Marketing Act and the Georgia Non-Profit Corporation Code (the “GNPCC”).

B. The respective boards of directors of Holdings and Gold Kist have determined that it is advisable and in the best interests of Holdings, Gold Kist and their respective stockholders, Members and Former Member Equity Holders for Gold Kist to merge with and into Holdings (the “Merger”) upon the terms and subject to the conditions of this Agreement.

C. The respective boards of directors of Holdings and Gold Kist have been duly advised of the terms and conditions of the Merger and by resolutions duly adopted, have authorized, approved and adopted this Agreement. This Agreement will be submitted for the approval of the Members of Gold Kist at a special meeting to be called by the Board of Directors of Gold Kist (the “Special Meeting”). The sole stockholder of Holdings will approve and adopt this Agreement by written consent in lieu of a meeting.

D. The Parties intend by this Agreement to effect a “reorganization” under Section 386 of the Internal Revenue Code.

Certain capitalized terms used in this Agreement are defined in Section 7.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

ARTICLE 1 TRANSACTIONS AND TERMS OF REDEMPTION AND MERGER

1.1 Optional Redemption.

(a) Gold Kist hereby offers to redeem any and all outstanding Nonqualified Patronage Equity, other than Nonqualified Patronage Equity held by a Small Holder, for cash at the stated amount thereof immediately prior to the Effective Time (the “Redemption Time”). Subject to the terms and conditions of this Agreement, at the Redemption Time, any and all Nonqualified Patronage Equity for which a Redemption Request has been received and not withdrawn will be converted, without any action on the part of the Holder thereof, into the right to receive from Gold Kist a cash payment equal to the stated amount of such Nonqualified Patronage Equity.

(b) To the extent that Gold Kist receives requests for redemptions of Nonqualified Patronage Equity that exceed, in the aggregate, the Redemption Amount, then Gold Kist shall redeem pursuant to Section 1.1(a) a pro rata percentage of each such Holder’s Nonqualified Patronage Equity for which a Redemption Request has been received, and any Nonqualified Patronage Equity not redeemed pursuant to this Section 1.1(b) shall be converted pursuant to Section 3.1(b).

(c) Any Redemption Request may be revoked or changed by the person submitting such Redemption Request prior to the date of the Special Meeting, but not after the Special Meeting. Subject to the terms of this Agreement, the Exchange Agent shall have the discretion to determine whether any election, revocation or change has been properly or timely made and to disregard any immaterial defect on a Redemption Request, and any good faith decision of the Exchange Agent regarding such matters shall be binding and conclusive.

1.2 Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time, Gold Kist shall be merged with and into Holdings in accordance with the provisions of Section 14-3-1101 of the GNPCC and Section 258 of the DGCL and with the effect provided in Section 14-3-1105 of the GNPCC and Section 259 of the DGCL. Holdings shall be the Surviving Corporation resulting from the Merger, shall have the name “Gold Kist Inc.” and shall continue to be governed by the DGCL.

1.3 Effective Time.

The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger (the “Certificate of Merger”) reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur immediately following or concurrent with the satisfaction or waiver of each of the conditions set forth in Article 5 of this Agreement.

ARTICLE 2 TERMS OF MERGER

2.1 Certificate of Incorporation.

The Amended and Restated Certificate of Incorporation of Holdings attached as Exhibit 1 to this Agreement shall be the Certificate of Incorporation of the Surviving Corporation until duly amended or repealed.

2.2 By-Laws.

The Amended and Restated Bylaws of Holdings attached as Exhibit 2 to this Agreement shall be the By-Laws of the Surviving Corporation until duly amended or repealed.

2.3 Directors and Officers.

The Board of Directors of the Surviving Corporation shall consist initially of nine (9) members, of whom three (3) shall be designated in writing by Gold Kist prior to the Effective Time and six (6) of whom shall be designated in writing by Holdings prior to the Effective Time. Such initial directors shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation. The designees of Gold Kist and Holdings, respectively, shall be allocated evenly among each class of the Board of Directors of Holdings. The officers of Gold Kist in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation.

ARTICLE 3 MANNER OF CONVERTING SHARES

3.1 Conversion of Shares.

Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Holdings or Gold Kist or the stockholders, Members or Former Member Equity Holders, the equity of the constituent corporations shall be converted as follows:

(a) The Patronage Equity of each Small Holder shall be converted into the right to receive a cash payment equal to the stated amount of such Patronage Equity.

(b) The Patronage Equity that has not been redeemed pursuant to Section 1.1 of each Holder, other than a Small Holder, shall be converted into the right to receive a combination of

(i) shares of Holdings Common Stock deemed to have a per share value equal to the Initial Public Offering Price; and

(ii) such Holder’s pro rata percentage of any Patronage Equity Cash Amount in the aggregate having a value equal to the stated dollar amount of such Patronage Equity.

(c) Each Member’s Interest shall be converted into the right to receive a combination of

(i) shares of Holdings Common Stock deemed to have a per share value equal to the Initial Public Offering Price; and

(ii) such Member’s pro rata percentage of any Member’s Cash Amount in the aggregate having a value equal to such Member’s Interest multiplied by the Aggregate Excess Equity Amount.

(d) Each share of Holdings Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled.

3.2 Fractional Shares.

Notwithstanding any other provision of this Agreement, each Holder who would be entitled to receive a fraction of a share of Holdings Common Stock pursuant to Section 3.1(b) or 3.1(c) shall receive in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Holdings Common Stock multiplied by the Initial Public Offering Price.

ARTICLE 4 EXCHANGE OF SHARES

4.1 Exchange Procedures.

(a) As promptly as practicable after the Effective Time, Holdings shall issue to each Holder, in book-entry form as uncertificated shares, the number of shares of Holdings Common Stock to which such Holder is entitled. Holdings shall deliver to each Holder as soon as reasonably practicable (i) a notice setting forth the number of shares of Holdings Common Stock issued to such Holder pursuant to this Agreement and (ii) any cash to which such Holder is entitled. Holdings will have to determine how many shares of Common Stock are ultimately sold in the Initial Public Offering, including the shares sold pursuant to any underwriters’ over-allotment option and will have to calculate the Patronage Equity for the short fiscal year 2005 and the Member’s Interest including patronage up to the Effective Time. These determinations will cause delays in making the distributions.

(b) Each of Holdings and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Holder such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or any provision of state, local or foreign tax law. To the extent that any amounts are so withheld by Holdings, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Holder in respect of which such deduction and withholding was made by Holdings.

4.2 Unclaimed Amounts.

(a) Any cash or shares of Holdings Common Stock that are unclaimed by a Holder for four years or more after the date that Gold Kist mails notice thereof to the Holder pursuant to Section 4.1 shall be transferred to Gold Kist Foundation, Inc. (the “Foundation“). By failing to claim such amounts for a period of four years, a Holder has expressed his intention to make such a contribution.

(b) Any other provision of this Agreement notwithstanding, in no event shall Holdings be liable to a Holder for any amounts paid or property delivered in good faith to the Foundation or to a public official pursuant to this Agreement or any applicable abandoned property, escheat or similar law.

ARTICLE 5 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

5.1 Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 7.4:

(a) Member Approval. Either the lesser of (i) two-thirds of the Members voting in person or by ballot at the Special Meeting or (ii) a majority of all of the Members of Gold Kist shall have voted to approve and adopt this Agreement and the Merger.

(b) Initial Public Offering. Holdings shall have closed the Initial Public Offering.

(c) Regulatory Approvals. The Secretary of State of the State of Delaware and the Secretary of State of the State of Georgia shall each have accepted the filing of the Certificate of Merger.

(d) Registration Statement. The registration statement of Holdings filed under the Securities Act with respect to the issuance of Holdings Common Stock in the Merger shall have become effective and shall not be the subject of any stop order suspending its effectiveness or to any proceeding seeking such an order.

(e) Legal Proceedings. No court or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts in any material respect or makes illegal consummation of the transactions contemplated by this Agreement.

(f) Tax Opinion. Gold Kist and Holdings shall have received the written opinion, which may be in the form of a reasoned opinion, of Alston & Bird LLP that the Merger will constitute a “reorganization” pursuant to Section 368 of the Internal Revenue Code.

ARTICLE 6 TRANSFER RESTRICTIONS

6.1 General.

(a) Except as provided in Section 6.2 of this Agreement, the shares of Holdings Common Stock received by any Holder pursuant to the Merger may not be offered, sold, transferred, pledged, hypothecated or otherwise assigned, directly or indirectly, (each, a “Transfer”) by any Holder for a period of three hundred sixty (360) days after the Effective Time

(b) Permitted Transfers. Section 6.1 of this Agreement shall not apply to

(i) Beginning one hundred eighty (180) days after the Effective Time and subject to Section 6.2 of this Agreement, any Transfer of up to fifty percent (50%) of the shares of Holdings Common Stock received by any Holder pursuant to this Agreement that is made with the prior written consent of the Company;

(ii) Beginning two hundred seventy (270) days after the Effective Time, any Transfer of up to (i) fifty percent (50%) of the shares of Holdings Common Stock received by any Holder pursuant to this Agreement minus (ii) any shares of Holdings Common Stock that were Transferred pursuant to Section 6.1(b)(i);

(iii) any Transfer that occurs by operation of law; or

(iv) Transfers made with the prior written consent of the managing underwriter for the Initial Public Offering.

6.2 Underwritten Sale.

(a) Holdings may condition its consent to any Transfer pursuant to Section 6.1(b)(i) upon the participation by any Holder seeking to Transfer shares of Holdings Common Stock in a firm commitment secondary offering registered under the Securities Act to be underwritten by an underwriter chosen at the sole discretion of Holdings (a “Secondary Offering”).

(b) No less than sixty (60) days prior to any Transfer pursuant to a Secondary Offering, Holdings shall give written notice to each Holder at the current address appearing for each Holder on the books and records of Holdings of Holdings’ intention to undertake a Secondary Offering. Each Holder who desires to include shares of Holdings Common Stock in such Secondary Offering shall give notice to Holdings prior to twenty (20) days after the date of such notice by Holdings of the desire to include shares of Holdings Common Stock subject to the restrictions of Section 6.1 in such Secondary Offering. The participation of any Holder in a Secondary Offering may be conditioned upon the execution by such Holder of all agreements, documents and instruments, including an underwriting agreement in customary form, necessary to effect such Secondary Offering.

6.3 Restrictive Legend.

(a) Each certificate representing shares of Holdings Common Stock issued pursuant to this Agreement shall bear the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN AN AGREEMENT AND PLAN OF CONVERSION, DATED AS OF MAY 25, 2004, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

(b) In the case of shares of Holdings Common Stock issued pursuant to this Agreement that are uncertificated, Holdings shall direct any transfer agent for Holdings Common Stock to make a book-entry notation reflecting that such shares of Holdings Common Stock are subject to the restrictions on transfer contained in this Agreement.

ARTICLE 7 MISCELLANEOUS

7.1 Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Aggregate Excess Equity Amount” means the dollar amount equal to (i) (A) 50 million shares of Holdings Common Stock less the number of shares of Holdings Common Stock sold in the Initial Public Offering (including any shares of Holdings Common Stock sold pursuant to the exercise of any underwriter’s over-allotment option), with the remaining number of shares multiplied by (B) the Initial Public Offering Price, plus (ii) the Excess Cash Amount minus (ii) the aggregate amount of Patronage Equity that has not been redeemed pursuant to Section 1.1 or exchanged for cash pursuant to Section 3.1(a).

“Available Amount” means the gross proceeds to Holdings in the Initial Public Offering, including any proceeds from the exercise of any underwriters’ over-allotment option, less $150 million.

“Excess Cash Amount” means the Redemption Amount minus the aggregate amount of cash distributed in redemption of Nonqualified Patronage Equity pursuant to Section 1.1.

“Exchange Agent” means SunTrust Bank, or such other person appointed by Holdings to act as the Exchange Agent.

“Former Member Equity Holder” means a person who is not a Member but who has been allocated Patronage Equity in Gold Kist that has not been redeemed prior to the Effective Time.

“Holder” means a Member or Former Member Equity Holder who holds Patronage Equity.

“Holdings Common Stock” means the common stock, par value $.01 per share of Holdings, together with any associated stockholder protection rights.

“Initial Public Offering” means the initial public offering of Holdings Common Stock in a firm commitment underwriting registered under the Securities Act at a per share price that implies a value for the cash and shares of Holdings Common Stock to be issued pursuant to this Agreement of not less than the sum of the aggregate amount of Patronage Equity plus $60 million.

“Initial Public Offering Price” means the price to investors in the Initial Public Offering.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended

“Member” means a person who is a member within the meaning of the By-Laws of Gold Kist.

“Member’s Cash Amount” means the amount equal to the Excess Cash Amount, multiplied by a fraction, the numerator of which is the Aggregate Excess Equity Amount and the denominator of which is the Total Equity Amount.

“Member’s Interest” means the proportional interest of a Member in any additional patronage distribution pursuant to Article XVII, Section 11 of Gold Kist’s By-Laws based upon the patronage of such member over the immediately preceding five full fiscal years of Gold Kist and that portion of the current fiscal year of Gold Kist ending on the Effective Time, as reflected in each case on the books and records of Gold Kist and calculated in a manner consistent with Gold Kist’s historical practices.

“Nonqualified Patronage Equity” means Patronage Equity that is “nonqualified” within the meaning of Subchapter T of the Internal Revenue Code.

“Party” means any of Holdings and Gold Kist and “Parties” means collectively, both Holdings and Gold Kist.

“Patronage Equity” means patronage earnings for which a Member or Former Member Equity Holder of Gold Kist has received or will receive a written notice of allocation, as reflected on the books and records of Gold Kist, including the patronage earnings of Gold Kist that will be allocated to the Members for fiscal year 2004 prior to the mailing of the notice to Members of the Special Meeting and the patronage earnings that will be allocated as promptly as practicable after the Effective Time to Members for the short fiscal year 2005 ending on the Effective Time.

“Patronage Equity Cash Amount” means the amount equal to the Excess Cash Amount, multiplied by a fraction, the numerator of which is the aggregate amount of Patronage Equity that has not been redeemed pursuant to Section 1.1 or exchanged for cash pursuant to Section 3.1(a) and the denominator of which is the Total Equity Amount.

“Redemption Amount” means the Available Amount less those amounts paid to Small Holders pursuant to Section 3.1(a).

“Redemption Request” means a request for redemption pursuant to Section 1.1 in the form accompanying the Notice of the Special Meeting distributed to Holders.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Small Holder” means a Holder who holds Patronage Equity having a stated value of less than $10,000.

“Total Equity Amount” means the sum of the Aggregate Excess Equity Amount and the aggregate amount of Patronage Equity that has not been redeemed pursuant to Section 1.1 or exchanged for cash pursuant to Section 3.1(a).

(b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Term	Page	Term	Page
Agreement	1	Gold Kist	1
Certificate of Merger	2	Holdings	1
DGCL	1	Merger	1
Effective Time	2	Special Meeting	1
Foundation	4	Transfer	5
GNPCC	1

(c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

7.2 Entire Agreement.

This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied is intended to confer upon any person, other than the Parties, or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

7.3 Amendments; Waiver.

At any time prior to the Effective Time, Gold Kist and Holdings may, to the extent permitted by the GNPCC and the GBCC, by written agreement, amend, modify, supplement or waive any provision of this Agreement other than the conditions contained in Section 5.1(a), 5.1(d) or 5.1(e).

7.4 Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by a Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party.

7.5 Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Gold Kist:	Gold Kist Inc.
244 Perimeter Center Parkway, N.E.
Atlanta, Georgia 30346

Facsimile Number: (770) 393-5061

Attention: Chief Executive Officer

Holdings:	Gold Kist Holdings Inc.
244 Perimeter Center Parkway, N.E.
Atlanta, Georgia 30346

Facsimile Number: (770) 393-5061

Attention: Chief Executive Officer

In each case
with a copy to:	Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309
Facsimile Number: 404-881-4777

Attention: B. Harvey Hill, Jr.

7.6 Governing Law.

The Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Georgia.

7.7 Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile.

7.8 Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

7.9 Abandonment.

At any time before the Effective Time, this Agreement may be terminated and the Merger may be abandoned by the Board of Directors of Holdings or Gold Kist.

7.10 Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

GOLD KIST HOLDINGS INC.

By:	/s/ JOHN BEKKERS
Chief Executive Officer

GOLD KIST INC.

By:	/s/ JOHN BEKKERS
Chief Executive Officer

Exhibit 1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GOLD KIST HOLDINGS INC.

ARTICLE ONE

NAME AND PURPOSE

1.1 Name. The name of the corporation is Gold Kist Inc. (the “Corporation”).

1.2 Purpose. The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”).

ARTICLE TWO

CAPITALIZATION

2.1 Authorized Shares. The Corporation shall have authority, to be exercised by the board of directors, to issue no more than (i) 900,000,000 shares of common stock, $.01 par value, which shall be entitled to one vote per share and shall be entitled to receive the net assets of the Corporation upon dissolution and (ii) 100,000,000 shares of preferred stock, $.01 par value. Shares of preferred stock may be issued from time to time in one or more classes or series, each such class or series to be so designated as to distinguish the shares thereof from the shares of all other classes and series. The Board of Directors is hereby vested with the authority to divide preferred stock into classes or series and to fix and determine the relative rights, preferences, qualifications, and limitations of the shares of any class or series so established.

ARTICLE THREE

REGISTERED OFFICE AND AGENT

The registered office of the Corporation in the State of Delaware shall be located at Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation’s registered agent for service of process in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE FOUR

PRINCIPAL OFFICE

The mailing address of the initial principal office of the Corporation is:

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

ARTICLE FIVE

BOARD OF DIRECTORS

5.1 Classified Board of Directors. The number of directors of the Corporation shall be as fixed from time to time by or pursuant to the Corporation’s By-Laws. The directors shall be divided into three classes, Class I, Class II and Class III. At the annual stockholders meeting in 2005, the terms of the initial Class I directors shall expire and a new Class I shall be elected for a term expiring at the third annual meeting of stockholders following their election and upon the election and qualification of their respective successors; at the annual stockholders meeting in 2006, the terms of the initial Class II directors shall expire and a new Class II shall be elected for a term expiring at the third annual meeting of stockholders following their election and upon the election and qualification of their respective successors; and at the annual stockholders meeting in 2007, the terms of the initial Class III directors shall expire and a new Class III shall be elected for a term expiring at the third annual meeting of stockholders following their election and upon the election and qualification of their respective successors. At each succeeding annual meeting of stockholders, successors to the class of directors whose term expires at the annual meeting of stockholders shall be elected for a term expiring at the third annual meeting of stockholders following their election and upon the election and qualification of their respective successor. Except as provided in Section 5.3, a director shall be elected by the affirmative vote of the holders of a plurality of the shares that are represented at the meeting of stockholders at which the director stands for election and that are entitled to elect such director.

5.2 Removal. Directors may only be removed from the Board of Directors for cause and only at a special meeting of stockholders by the affirmative vote of at least a majority of the total number of votes of the then outstanding shares of the Corporation’s capital stock entitled to vote in the election of directors and only if notice of such proposal was contained in the notice of such meeting. Any vacancy in the Board of Directors resulting from such removal shall be filled in accordance with Section 5.3 hereof. For purposes of this Section, “cause” shall mean only (a) conviction of a felony, (b) declaration of unsound mind by an order of a court, (c) gross dereliction of duty, (d) commission of an action involving moral turpitude, or (e) commission of an action which constitutes intentional misconduct or a knowing violation of law if such action in either event results in an improper substantial personal benefit or a material injury to the Corporation.

5.3 Vacancies and Changes of Authorized Number. All vacancies and any newly created directorship resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although fewer than a quorum, or by a sole remaining director. Each director chosen in accordance with this Section shall hold office until the next election of the class for which such director shall have been chosen, and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal; provided, however that a director chosen in accordance with this Section to fill a newly-created directorship shall hold office only until the next election of directors by the stockholders and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal.

5.4 Amendment. Article Five of this Amended and Restated Certificate of Incorporation may only be amended, modified or repealed by (i) the vote of at least two-thirds (2/3) of the Board of Directors, and (ii) the affirmative vote of the holders of at least two-thirds (2/3) of all classes of stock entitled to vote in the election of directors.

5.5 Election of Directors. The election of directors need not be by written ballot.

ARTICLE SIX

SEVERABILITY

In the event that any provision of this Certificate of Incorporation (including any provision within a single article, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the full extent permitted by law.

ARTICLE SEVEN

AMENDMENT OF BY-LAWS

Except as otherwise provided in this Article Seven, the By-Laws may be altered, amended or repealed, and new By-Laws may be adopted, by (a) the affirmative vote of the holders of two-thirds (2/3) of the shares of stock then outstanding and entitled to vote in the election of directors, or (b) the Board of Directors of the Corporation, but any By-Law adopted by the Board of Directors may be altered, amended or repealed, or new By-Laws may be adopted, by the affirmative vote of two-thirds (2/3) of the shares of stock then outstanding and entitled to vote in the election of directors. The stockholders may prescribe, by so expressing in the action they take in amending or adopting any By-Law or By-Laws, that the By-Law or By-Laws so amended or adopted by them shall not be altered, amended or repealed by the Board of Directors.

ARTICLE EIGHT

LIMITATION OF DIRECTOR LIABILITY

No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

Any repeal or modification of this Article Eight shall be prospective only and shall not adversely affect any right or protection of, or any limitation on the liability of a director of the Corporation existing at, or arising out of the facts or incidents occurring prior to, the effective date of such repeal or modification.

For purposes of this Article Eight, “fiduciary duty as a director” also shall include any fiduciary duty arising out of serving at the Corporation’s request as a director of another corporation, partnership, limited liability company, joint venture or other enterprise, and “liable to the Corporation or its stockholders” also shall include any liability to such other corporation, partnership, limited liability company, joint venture, trust or other enterprise, and any liability to the Corporation in its capacity as a security holder, joint venturer, partner, member, beneficiary, creditor or investor of or in any such other corporation, partnership, limited liability company, joint venture, trust or other enterprise.

ARTICLE NINE

AMENDMENTS

Except as provided in Section 5.4 hereof, this Amended and Restated Certificate of Incorporation may only be amended, modified or repealed by (i) a majority vote of the Board of Directors, and (ii) the affirmative vote of the holders of at a majority of all classes of stock entitled to vote in the election of directors.

ARTICLE TEN

STOCKHOLDER ACTION IN LIEU OF MEETING

No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the Board of Directors of the Corporation.

This Amended and Restated Certificate of Incorporation contain amendments requiring stockholder approval and were duly adopted in accordance with the applicable provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors of the Corporation on             , 2004 and by the sole stockholder of the Corporation on             , 2004, in each case in connection with their approval of the Agreement and Plan of Conversion, dated May 25, 2004, by and between the Corporation and Gold Kist Inc, a Georgia cooperative marketing association.

This Amended and Restated Certificate of Incorporation supersedes the original Certificate of Incorporation and all amendments thereto.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this              day of             , 2004.

GOLD KIST HOLDINGS INC.

By:

Exhibit 2

AMENDED AND RESTATED

BY-LAWS

OF

GOLD KIST INC.

Adopted on             , 2004

ii

Article I. OFFICES AND AGENT

Section 1.01 Registered Office and Agent

The registered office of the Corporation shall be at Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the registered agent of the Corporation at such location is CT Corporation.

Section 1.02 Other Offices

The Corporation may have any number of additional offices, either within or without the State of Delaware, at such other places as the Board of Directors (“Board of Directors”) may from time to time determine, or as the affairs of the Corporation may require.

Article II. MEETINGS OF STOCKHOLDERS

Section 2.01 Annual Meetings

The annual meeting of stockholders for the purpose of electing directors and of transacting such other business as may properly come before it shall be held at such time as may be specified by resolution of the Board of Directors. If the corporation does not hold an annual meeting as provided in this Section, any business, including the election of directors, that might properly have been acted upon at an annual meeting may be acted upon by the stockholders at a special meeting held in accordance with these By-Laws or in accordance with a court order.

Section 2.02 Special Meetings

Special meetings of stockholders may be called at any time only by (i) the Chairman of the Board of Directors, (ii) the Board of Directors, (iii) the Chief Executive Officer; or (iv) the President of the corporation, and such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.03 Place of Meetings

Meetings of the stockholders shall be held at such time and place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of meeting or in a duly executed waiver of notice thereof. If no place is specified in the notice or the waiver of notice, the corporation shall hold the meeting at the corporation’s principal office.

Section 2.04 Notice of Meetings

It shall be the duty of the Secretary to cause a notice of each meeting of the stockholders or of a class of stockholders of the Corporation to be mailed at least 10 and not sooner than 60 days before the meeting, unless a different period is prescribed by the Delaware General Corporation Law, as amended (the “DGCL”), to each stockholder entitled to vote at such meeting at his or her address as it appears upon the books of the Corporation, stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is held. Unless the DGCL or the Certificate of Incorporation require otherwise, the Corporation shall notify only those stockholders entitled to vote at the meeting who have not waived, in accordance with Section 5.02, the right to receive notice. In the case of an annual meeting, the notice need not state the purposes of the meeting unless the Certificate of Incorporation or the DGCL provide otherwise. Notice of a special meeting shall include a description of the purpose or purposes for which the meeting is called.

Section 2.05 Stockholder Nominations and Proposals

(a) No proposal for a stockholder vote, including nomination for directors, shall be submitted by a stockholder (a “Stockholder Proposal”) to the corporation’s stockholders unless the stockholder submitting such proposal (the “Proponent”) holds at least ten-percent (10%) of the outstanding voting shares of the corporation and the Proponent shall have filed a written notice setting forth with particularity (i) the names and business addresses of the Proponent and all natural persons, corporations, partnerships, trusts or any other type of legal entity or recognized ownership vehicle (collectively, “Persons”) acting in concert with the Proponent; (ii) the name and address of the Proponent and the Persons identified in clause (i), as they appear on the corporation’s books (if they so appear); (iii) the class and number of shares of the corporation beneficially owned by the Proponent and the Persons identified in clause (i); (iv) a description of the Stockholder Proposal containing all material information relating thereto; (v) a description of any material interests of the Proponent, including interests of the Proponents’s immediate family, in the Stockholder Proposal; and (vi) such other information as the Board of Directors reasonably determines is necessary or appropriate to enable the Board of Directors and stockholders of the corporation to consider the Stockholder Proposal. Notwithstanding the foregoing sentence, the Board of Directors shall have sole discretion to chose whether the Stockholder Proposal is presented to the stockholders.

(b) Only persons who are selected and recommended by the Board of Directors or the committee of the Board of Directors designated to make nominations, or who are nominated by stockholders in accordance with the procedures set forth in this Section 2.05, shall be eligible for election, or qualified to serve, as directors. Nominations of individuals for election to the Board of Directors of the corporation at any annual meeting or any special meeting of stockholders at which directors are to be elected may be made by any stockholder of the corporation, holding at least ten-percent (10%) of the outstanding shares of the corporation, entitled to vote for the election of directors at that meeting by compliance with the procedures set forth in this Section 2.05. Nominations by stockholders shall be made by written notice (a “Nomination Notice”), which shall set forth (i) as to each individual nominated, (A) the name, date of birth, business address and residence address of such individual; (B) the business experience during the past five years of such nominee, including his or her principal occupations and employment during such period, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and such other information as to the nature of his or her responsibilities and level of professional competence as may be sufficient to permit assessment of his or her prior business experience; (C) whether the nominee is or has ever been at any time a director, officer or owner of 5% or more of any class of capital stock, partnership interests or other equity interest of any corporation, partnership or other entity; (D) any directorships held by such nominee in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended; and (E) whether such nominee has ever been convicted in a criminal proceeding or has ever been subject to a judgment, order, finding or decree of any federal, state or other governmental entity, concerning any violation of federal, state or other law, or any proceeding in bankruptcy, which conviction, order, finding, decree or proceeding may be material to an evaluation of the ability or integrity of the nominee; and (ii) as to the Person submitting the Nomination Notice and any Person acting in concert with such Person, (X) the name and business address of such Person, (Y) the name and address of such Person as they appear on the corporation’s books (if they so appear), and (Z) the class and number of shares of the corporation that are beneficially owned by such Person. A written consent to being named in a proxy statement as a nominee, and to serve as a director if elected, signed by the nominee, shall be filed with any Nomination Notice. Notwithstanding the foregoing sentence, the Board of Directors, or the committee of the Board of Directors designated to make nominations, shall have sole discretion to chose whether the Stockholder Proposal relating to a Nomination Notice is presented to the stockholders.

(c) Nomination Notices and Stockholder Proposals shall be delivered to the Secretary of the corporation at the principal executive office of the corporation

(i) for an annual meeting not less than one hundred twenty (120) days before the anniversary of the date of the Company’s proxy statement for the immediately preceding year’s annual meeting; or

(ii) not less than ten (10) days after the date that notice of a meeting is given to stockholders if (A) the Company did not hold an annual meeting for the immediately preceding year, (B) the proposed date of an annual meeting has changed by more than thirty (30) days from the date of the immediately preceding year’s annual meeting, or (C) for a special meeting.

Section 2.06 Voting Group

The term “voting group” means all shares of one or more classes or series that under the DGCL or the Certificate of Incorporation are entitled to vote and be counted together collectively on a matter at a meeting of stockholders. All shares entitled by the DGCL or the Certificate of Incorporation to vote generally on the matter are for that purpose a single voting group.

Section 2.07 Quorum for Voting Groups

Shares entitled to vote as a separate voting group may take action on a matter at a meeting of stockholders only if a quorum of those shares exists with respect to that matter. Unless the DGCL or the Certificate of Incorporation provide otherwise, a majority of the votes (as represented by person or by proxy) entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter. Once a share is represented for any purpose at a meeting, other than solely to object to holding the meeting or to transacting business at the meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting as provided in Section 7.07.

Section 2.08 Vote Required for Action

If a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the DGCL, the Certificate of Incorporation, or the By-Laws require a greater number of affirmative votes. If the DGCL or the Certificate of Incorporation provide for voting by a single voting group on a matter, action on that matter is taken when voted upon by that voting group as provided in this Section and in Sections 2.06 and 2.07. If the DGCL or the Certificate of Incorporation provide for voting by two or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately as provided in this section and in Sections 2.06 and 2.07. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on the matter.

Section 2.09 Voting for Directors

Except as otherwise provided in the Certificate of Incorporation or the DGCL, every holder of capital stock of the Corporation which is entitled to vote shall be entitled to one vote in person or by proxy for each share of such stock registered in the name of such stockholder upon the books of the Corporation. All elections for directors shall be decided by a plurality of the vote of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Stockholders do not have a right to cumulate their votes for directors unless the Certificate of Incorporation so provides.

Section 2.10 Voting of Shares

Except as otherwise provided in the Certificate of Incorporation or the DGCL, every holder of capital stock of the Corporation which is entitled to vote shall be entitled to one vote in person or by proxy for each share of such stock registered in the name of such stockholder upon the books of the Corporation. Stockholders voting their shares shall vote their shares by voice vote, by show of hands or otherwise as determined in the sole discretion of the presiding officer unless a qualified voting stockholder, prior to any voting on a matter, demands a vote by ballot. If a demand occurs or the presiding officer determines to do so, stockholders shall vote by ballot. Each ballot shall state the name of the stockholder voting and the number of shares voted by the stockholder. If a ballot is cast by proxy, the ballot must also state the name of the proxy.

Section 2.11 Proxies

(a) A stockholder may vote his or her shares in person or by proxy. For a stockholder to vote shares by proxy, a stockholder or his or her agent or attorney in fact shall appoint a proxy by executing a writing that authorizes another person or persons to vote or otherwise act for the stockholder by signing and dating an appointment form. An appointment of proxy is effective when the corporate agent authorized to tabulate votes receives an original or facsimile transmission of a signed appointment form. The appointment of proxy is valid for only one meeting and any adjournments, and the appointment form must specify that meeting. In any event, the appointment is not valid for longer than three years unless the appointment form expressly provides for a longer period. The corporate secretary shall file any appointment of proxy with the records of the meeting to which the appointment relates.

(b) An appointment of proxy is revocable or irrevocable as provided in the DGCL.

(c) If any person questions the validity of an appointment of proxy, that person shall submit the appointment form for examination to the secretary of the stockholders’ meeting or to an inspector, parliamentarian, proxy officer or committee appointed by the person presiding at the meeting. The secretary, inspector, parliamentarian, proxy officer, or committee, as the case may be, will determine the appointment form’s validity. The secretary’s reference in the meeting’s minutes to the regularity of the appointment of proxy will be prima facie evidence of the facts stated in the minutes for establishing a quorum at the meeting and for all other purposes.

Secti on 2.12 Presiding Officer

The Chairman of the Board (or the Chief Executive Officer or President in the case of the absence or disability of the Chairman of the Board) shall preside over every stockholders’ meeting unless the stockholders elect another person to preside at a meeting. The presiding officer may appoint any persons he or she deems necessary to assist with the meeting.

Section 2.13 Inspectors

The corporation shall appoint one or more inspectors to act at a stockholders’ meeting and to make a written report of the inspectors’ determinations. Each inspector shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of the inspector’s ability. The inspectors shall (i) ascertain the number of shares of stock outstanding and the voting power of each, (ii) determine the number of shares of stock present in person or by proxy at such meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (v) certify their determination of the number of such shares present in person or by proxy at such meeting and their count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. The inspectors may appoint or retain other persons or entities to assist them in the performance of their duties. An inspector may be an officer or employee of the corporation.

Section 2.14 Adjournments

Any meeting of stockholders, annual or special, may be adjourned solely by the chair of the meeting from time to time to reconvene at the same or some other time, date and place. The stockholders present at a meeting shall not have authority to adjourn the meeting. Notice need not be given of any such adjourned meeting if the time, date and place thereof are announced at the meeting at which the adjournment is taken. If the time, date and place of the adjourned meeting are not announced at the meeting at which the adjournment is taken, then the Secretary of the Corporation shall give written notice of the time, date and place of the adjourned meeting not less than ten (10) days prior to the date of the adjourned meeting.

At an adjourned meeting at which a quorum is present, the stockholders may transact any business which might have been transacted at the original meeting. Once a share is represented for any purpose at a meeting, it shall be present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting. A new record date must be set if the meeting is adjourned in a single adjournment to a date more than one hundred twenty (120) days after the original date fixed for the meeting. If after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting consistent with the new record date.

Section 2.15 Action by Stockholders Without a Meeting

No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the Board of Directors of the Corporation.

Article III. THE BOARD OF DIRECTORS

Section 3.01 General Powers

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board of Directors, subject to any limitation set forth in the Certificate of Incorporation and By-Laws.

Sectio n 3.02 Number, Election and Term of Office

(a) The number of directors of the corporation shall be no fewer than three (3) and no greater than fifteen (15) and may be adjusted by resolution of the stockholders or of the Board of Directors from time to time. Any resolution of the Board of Directors increasing or decreasing the number of directors of the corporation shall require the affirmative vote of at least two-thirds (2/3) of the entire Board of Directors. The directors shall be divided into three classes, Class I, Class II and Class III, each consisting, as nearly equal in number as possible, of one third of the total number of directors constituting the entire Board of Directors. At the annual stockholders meeting in 2005, the terms of the initial Class I directors shall expire and a new Class I shall be elected for a term expiring at the third annual meeting of stockholders following their election and upon the election and qualification of their respective successors; at the annual stockholders meeting in 2006, the terms of the initial Class II directors shall expire and a new Class II shall be elected for a term expiring at the third annual meeting of stockholders following their election and upon the election and qualification of their respective successor; and at the annual stockholders meeting in 2007, the terms of the initial Class III directors shall expire and a new Class III shall be elected for a term expiring at the third annual meeting of stockholders following their election and upon the election and qualification of their respective successor. At each succeeding annual meeting of stockholders, successors to the class of directors whose term expires at the annual meeting of stockholders shall be elected for a three year term. Except as provided in Section 3.04, a director shall be elected by the affirmative vote of the holders of a plurality of the shares that are represented at the meeting of stockholders at which the director stands for election and that are entitled to elect such director.

(b) The number of directors may be increased or decreased from time to time as provided herein or by amendment to these By-Laws or the Certificate of Incorporation of the corporation; provided, however, that any amendment to the By-Laws by the Board of Directors which increases or decreases the number of directors of the corporation must be approved by the affirmative vote of at least two-thirds (2/3) of the entire Board of Directors; provided further, that the total number of directors at any time shall not be less than three (3); provided further, that no decrease in the number of directors shall have the effect of shortening the term of an incumbent director. In the event of any increase or decrease in the authorized number of directors, each director then serving shall continue as a director of the class of which he is a member until the expiration of his current term, or his earlier resignation, retirement, disqualification, removal from office or death, and the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board of Directors among the three classes of directors so as to maintain such classes as nearly equal as possible; provided, however, that any such additional directors elected by the Board shall serve only for a term expiring at the next meeting of the stockholders called for the purpose of electing directors. Each director shall serve until his successor is elected and qualified or until his earlier resignation, retirement, disqualification, removal from office, or death.

Section 3.03 Removal

The stockholders may remove one or more directors only for cause and only by the affirmative vote of the holders of at least a majority of all votes entitled to be cast in the election of such directors. If the director was elected by a voting group of stockholders, only the stockholders of that voting group may participate in the vote to remove the director. The stockholders may remove a director only at a special meeting called for the purpose of removing the director, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director. For purposes of this Section, “cause” shall mean only (i) conviction of a felony, (ii) declaration of unsound mind by an order of a court, (iii) gross dereliction of duty, (iv) commission of an action involving moral turpitude or (v) commission of an action which constitutes intentional misconduct or a knowing violation of law if such action in either event results in an improper substantial personal benefit or a material injury to the corporation.

Section 3.04 Vacancies

If a vacancy occurs on the Board of Directors, the vacancy may be filled by a majority of the directors then in office, even if fewer than a quorum, or by a sole remaining director. Each director chosen in accordance with this Section shall hold office until the next election of the class for which such director shall have been chosen, and until such director’s successor is elected and qualified, or until the director’s earlier death. Even if the directors remaining in office constitute fewer than a quorum of the Board of Directors, the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of stockholders, only the holders of shares of that voting group or the remaining directors elected by that voting group are entitled to vote to fill the vacancy.

Sectio n 3.05 Compensation

Unless the Certificate of Incorporation provide otherwise, the Board of Directors may determine from time to time the compensation, if any, that directors may receive for their services as directors. A director may also serve the corporation in a capacity other than that of director and receive compensation determined by the Board of Directors for services rendered in such other capacity.

Section 3.06 Committees

The Board of Directors by resolution may create one or more committees and appoint members of the Board of Directors to serve on such committees at the discretion of the Board of Directors. Any committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article 3 of these By-Laws.

Section 3.07 Reliance upon Records

Every director, and every member of any committee of the Board of Directors, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors, or by any other person as to matters the director or member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, including, but not limited to, such records, information, opinions, reports or statements as to the value and amount of the assets, liabilities and/or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid, or with which the Corporation’s capital stock might properly be purchased or redeemed.

Article IV. MEETINGS OF THE BOARD OF DIRECTORS

Section 4.01 Regular Meetings

The Board of Directors shall hold a regular meeting immediately after an annual stockholders’ meeting or a special stockholders’ meeting held in lieu of an annual meeting. In addition, the Board of Directors may schedule and hold other meetings at regular intervals throughout the year.

Section 4.02 Special Meetings

The Board of Directors shall hold a special meeting upon the call of the Chairman of the Board, the Chief Executive Officer, the President or any two directors.

Section 4.03 Place of Meetings

The Board of Directors may hold meetings, both regular and special, at any place in or out of the state of Delaware. Regular meetings shall be held at the place established from time to time for regular meetings. Special meetings shall be held at the place set forth in the notice of the meeting or, if the special meeting is held in accordance with a waiver of notice of the meeting, at the place set forth in the waiver of notice.

Section 4.04 Notice of Meetings

Unless Section 4.05 or the Certificate of Incorporation provide otherwise, the corporation is not required to give notice of the date, time, place, or purpose of a regular meeting of the Board of Directors. Unless Section 4.05 or the Certificate of Incorporation provide otherwise, the corporation shall give each member of the Board of Directors at least forty-eight (48) hours prior notice of the date, time, and place of a special meeting of the Board of Directors. Notices of special meetings shall comply with Section 5.01 and may be waived in accordance with Section 5.02.

Section 4.05 Notice of Certain Directors Meetings

Notwithstanding Section 4.04, the corporation shall give each member of the Board of Directors at least seventy-two (72) hours prior written notice of any regular or special meeting at which any business combination transaction involving the corporation or any of its subsidiaries, including, without limitation, any merger, consolidation or sale of substantially all of its assets, is to be considered by the Board of Directors, which notice shall also state that such a transaction is to be considered and specify in reasonable detail the material terms of such transaction.

Section 4.06 Quorum

Unless the DGCL, the Certificate of Incorporation, or these By-Laws require a greater number, a quorum of the Board of Directors consists of a majority of the total number of directors then in office.

Section 4.07 Vote Required for Action

If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors unless the DGCL, the Certificate of Incorporation, or these By-Laws require the vote of a greater number of directors.

Section 4.08 Participation by Conference Telephone or Other Communications

Any or all directors may participate in a meeting of the Board of Directors or of a committee of the Board of Directors through the use of any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means shall be deemed to be present in person at the meeting.

Section 4.09 Adjournments

A majority of the directors present at a meeting may adjourn the meeting from time to time. This right to adjourn exists whether or not a quorum is present at the meeting and applies to regular as well as special meetings, including any meetings that are adjourned and reconvened. If a meeting of the Board of Directors is adjourned to a different date, time, or place, the corporation is not required to give notice of the new date, time, or place or of the business to be transacted, if the new date, time, or place is announced at the meeting before adjournment. At the meeting reconvened after adjournment, the Board of Directors may transact any business that could have been transacted at the meeting that was adjourned.

Section 4.10 A ction by Directors Without a Meeting

Any action required or permitted by the DGCL to be taken at any meeting of the Board of Directors (or a committee of the Board of Directors) may be taken without a meeting if the action is taken by all of the members of the Board of Directors (or the committee, as the case may be). The action must be evidenced by one or more written consents describing the action taken, signed by each of the directors (or each of the directors serving on the committee, as the case may be), and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

Article V. MANNER OF NOTICE TO AND WAIVER OF NOTICE

BY STOCKHOLDERS AND DIRECTORS

Section 5.01 Manner of Notice

(a) Whenever these By-Laws require notice to be given to any stockholder or director, the notice must comply with this Section 5.01 in addition to any other section of these By-Laws concerning notice and any provision in the Certificate of Incorporation.

(b) Notice to stockholders shall be in writing. Notice to a director may be written or oral.

(c) Except as specified in Section 4.05, notice may be communicated in person; by telephone, telegraph, teletype, facsimile, or other form of wire or wireless communication; or by mail or private carrier. If these forms of personal notice are impracticable, notice may be communicated by a newspaper of general circulation in the area where published, or by radio, television, or other form of public broadcast communication. Unless otherwise provided in the DGCL, the Certificate of Incorporation, or these By-Laws, notice by facsimile transmission, telegraph, or teletype shall be deemed to be notice in writing.

(d) Written notice to stockholders, if the notice is in a comprehensible form, is effective when mailed, if mailed with first-class postage prepaid and correctly addressed to the stockholder’s address shown in the corporation’s current record of stockholders.

(e) Except as provided in subsection 5.01(d), written notice, if in a comprehensible form, is effective at the earliest of the following:

(i) when received, or when delivered, properly addressed, to the addressee’s last known principal place of business or residence; or

(ii) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee.

(f) Oral notice is effective when communicated if communicated in a comprehensible manner.

(g) In calculating time periods for notice, when a period of time measured in days, weeks, months, years, or other measurement of time is prescribed for the exercise of any privilege or the discharge of any duty, the first day shall not be counted but the last day shall be counted.

Section 5.02 Waiver of Notice

(a) A stockholder may waive any notice before or after the date and time stated in the notice. Except as provided in subsection 5.02(b), the waiver must be in writing, be signed by the stockholder entitled to the notice, and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

(b) A stockholder’s attendance at a meeting:

(i) waives objection to lack of notice or defective notice of the meeting, unless the stockholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and

(ii) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the stockholder objects to considering the matter when it is presented.

(c) A stockholder’s waiver of notice is not required to specify the business transacted or the purpose of the meeting unless required by the DGCL or these By-Laws.

(d) A director may waive any notice before or after the date and time stated in the notice. Except as provided in paragraph (e) of this Section 5.02, the waiver must be in writing, signed by the director entitled to the notice, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

(e) A director’s attendance at or participation in a meeting waives any required notice to him or her of the meeting unless the director at the beginning of the meeting (or promptly upon his or her arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Article VI. OFFICERS

Section 6.01 Duties

The officers of the corporation may include a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President and Secretary and any other officers as may be appointed by the Board of Directors, as it determines, in its sole discretion, to be necessary or desirable. The officers will have the authority and will perform the duties as set forth in these By-Laws. The other officers that are appointed will have the authority and will perform the duties as established by the Board of Directors from time to time.

Section 6.02 Appointment and Term

The Board of Directors appoints the individuals who will serve as officers of the corporation. An individual may simultaneously hold more than one office. Any officer appointed in accordance with this Article VI may appoint one or more officers or assistant officers. All officers serve at the pleasure of the Board of Directors. The Board of Directors may remove with or without cause any officer.

Section 6.03 Compensation

The Board of Directors or a committee thereof will fix the compensation, if any, of all corporate officers.

Section 6.04 Chairman of the Board

The Chairman of the Board shall preside at all meetings of stockholders and the Board of Directors. The Chairman of the Board shall have such other powers and duties as may be delegated to him or her from time to time by the Board of Directors.

Section 6.05 Chief Executive Officer

The Chief Executive Officer shall be primarily responsible for the general management of the business affairs of the Company and for implementing policies and directives of the board of directors. The Chief Executive Officer shall also preside at all meetings of stockholders and the Board of Directors during the absence or disability of the Chairman of the Board. Unless the Certificate of Incorporation, these By-Laws, or a resolution of the Board of Directors provides otherwise, the Chief Executive Officer may execute and deliver on behalf of the corporation any contract, conveyance, or similar document not requiring approval by the Board of Directors or stockholders as provided in the DGCL. The Chief Executive Officer shall have any other authority and will perform any other duties that the Board of Directors may delegate to him or her from time to time.

Section 6.06 President

In the absence of the Chairman of the Board and the Chief Executive Officer, or if there is none, the President shall preside at meetings of the stockholders and Board of Directors. The President shall assume and perform the duties of the Chairman of the Board in the absence or disability of the Chairman of the Board and the Chief Executive Officer or whenever the offices of the Chairman of the Board and the Chief Executive Officer are vacant. The President will have any other authority and will perform any other duties that the Board of Directors or the Chief Executive Officer may delegate to him or her from time to time.

Section 6.07 Chief Operating Officer

The Chief Operating Officer shall have responsibility for the day-to-day operations of the corporation and the development of the corporation’s products and services. The Chief Operating Officer, in the absence or disability or at the direction of the President, shall perform all duties and exercise all powers of the President of the corporation. The Chief Operating Officer will have any other authority and will perform any other duties that the Board of Directors or the Chief Executive Officer may delegate to him or her from time to time

Section 6.08 Chief Financial Officer

The Chief Financial Officer shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors, Chief Executive Officer or the President. The Chief Financial Officer will have responsibility for the custody of all funds and securities belonging to the corporation and for the receipt, deposit, or disbursement of funds and securities under the direction of the Board of Directors. The Chief Financial Officer will cause to be maintained true accounts of all receipts and disbursements and will make reports of these to the Board of Directors, upon its request, and to the President, upon his or her request. The Chief Financial Officer will have any other authority and will perform any other duties that the Board of Directors or the Chief Executive Officer may delegate to him or her from time to time.

Section 6.09 Secretary

The Secretary will have responsibility for preparing minutes of the acts and proceedings of all meetings of the stockholders, of the Board of Directors, and of any committees of the Board of Directors. The Secretary will have authority to give all notices required by the DGCL, other applicable law, or these By-Laws. The Secretary will have responsibility for the custody of the corporate books, records, contracts, and other corporate documents. The Secretary will have authority to affix the corporate seal to any lawfully executed document and will sign any instruments that require his or her signature. The Secretary will authenticate records of the corporation. The Secretary will have any other authority and will perform any other duties that the Board of Directors or the Chief Executive Officer may delegate to him or her from time to time. In the case of absence or disability of the Secretary, or at the direction of the President, any assistant secretary has the authority and may perform the duties of the Secretary.

Section 6.10 Vice Presidents

In the absence of the Chief Operating Officer, a Vice President designated by the Board of Directors shall perform all duties and exercise all powers of the Chief Operating Officer of the corporation. Each Vice President shall have any authority and will perform such duties that the Board of Directors, the Chief Executive Officer or any officer designated by the Chief Executive Officer may delegate to him or her from time to time.

Section 6.11 Bonds

The Board of Directors by resolution may require any or all of the officers, agents, or employees of the corporation to give bonds to the corporation, with sufficient surety or sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and to comply with any other conditions that from time to time may be required by the Board of Directors.

Article VII. SHARES

Section 7.01 Authorization and Issuance of Shares

The Board of Directors may authorize shares of any class or series provided for in the Certificate of Incorporation to be issued for consideration deemed valid under the provisions of the DGCL. In addition, before the corporation issues the shares authorized by the Board of Directors, the Board of Directors must determine that the consideration received or to be received for shares to be issued is adequate. To the extent provided in the Certificate of Incorporation, the Board of Directors will determine the preferences, limitations, and relative rights of such shares before their issuance.

Section 7.02 Share Certificates

The interest of each stockholder may but need not be represented by a certificate or certificates representing shares of the corporation which shall be in such form as Board of Directors may from time to time adopt. Share certificates, if any, shall be numbered consecutively, shall be in registered form and shall indicate the date of issuance, the name of the corporation and that it is organized under the laws of the State of Delaware, the name of the stockholder, and the number and class of shares and the designation of the series, if any, represented by the certificate. Each certificate shall be signed by any one of the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, any Vice President or the Secretary. The corporate seal need not be affixed.

Section 7.03 Registered Owner

The corporation may treat the registered owner of any share of stock of the corporation as the person exclusively entitled to vote that share and to receive any dividend or other distribution with respect to that share and as the exclusive owner of that share for all other purposes. Accordingly, the corporation is not required to recognize any other person’s equitable, or other, claim to or interest in that share, whether or not the corporation has express or other notice of the claim or interest, except as provided otherwise by law.

Section 7.04 Transfers of Shares

The Board of Directors will designate a transfer agent to transfer shares on the transfer books of the corporation when the agent is properly directed to do so. The transfer agent will keep these books at his or her office. Only the person named on a certificate, or his or her attorney-in-fact lawfully constituted by a writing, may direct the transfer agent to transfer the share represented by that certificate. Before the corporation issues a new certificate to the new owner of the share, the old certificate must be surrendered to the corporation for cancellation. In the case of a certificate claimed to have been lost, stolen, or destroyed, the person making the claim must comply with Section 7.06.

Section 7.05 Duty of Company to Register Transfer

Notwithstanding any provision in Section 7.04, the corporation is not under a duty to register the transfer of a share unless:

(a) the certificate representing that share is endorsed by the appropriate person or persons;

(b) reasonable assurance is given that the endorsement or affidavit (in the case of a lost, stolen, or destroyed certificate) is genuine and effective;

(c) the corporation either has no duty to inquire into adverse claims or has discharged that duty;

(d) the requirements of any applicable law relating to the collection of taxes for the proposed transfer have been met; and

(e) the transfer is in fact rightful or is to a bona fide purchaser.

Section 7.06 Lost, Stolen, or Destroyed Certificates

Any person claiming a share certificate has been lost, stolen, or destroyed must make an affidavit or affirmation of that fact in the manner prescribed by the Board of Directors. In addition, if the Board of Directors requires, the person must give the corporation a bond of indemnity in a form and amount, and with one or more sureties, satisfactory to the Board of Directors. Once the person has satisfactorily completed these steps, the corporation will issue an appropriate new certificate to replace the certificate alleged to have been lost, stolen, or destroyed.

Section 7.07 Record Date with Regard to Stockholder Action

The Board of Directors may fix a future date as the record date in order to determine the stockholders entitled to notice of a stockholders’ meeting, to demand a special meeting, to vote, or to take any other action (except an action provided for in Section 8.02). Any future date fixed as a record date may not be less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held or the action requiring a determination of stockholders is to be taken. A determination of stockholders entitled to notice of or to vote at a stockholders’ meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. If the Board of Directors does not fix a future date as a record date, the corporation will determine the record date in accordance with the DGCL.

Article VIII. DISTRIBUTIONS

Section 8.01 Authorization or Declaration

Subject to any restriction in the Certificate of Incorporation, the Board of Directors from time to time in its discretion may authorize or declare and the corporation may make distributions to the stockholders in accordance with the DGCL.

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Section 8.02 Record Date With Regard to Distributions

The Board of Directors may fix a future date as the record date in order to determine stockholders entitled to a distribution (other than one involving a purchase, redemption, or other reacquisition of the corporation’s shares). If the Board of Directors does not fix a future date as the record date, the corporation will determine the record date in accordance with the DGCL.

Article IX. INDEMNIFICATION

Section 9.01 Right to Indemnification.

Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (B) of this Article 9 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) initiated by such person was authorized by the Board of Directors of the Corporation. The Corporation may, by action of its Board of Directors, provide indemnification and advancement to employees and agents of the Corporation with the same scope and effect as the indemnification and advancement of directors and officers provided for in this Article 9.

Section 9.02 Recovery of Unpaid Indemnification.

If a claim under paragraph (A) of this By-Law is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also shall be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including the Board of Directors, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

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Section 9.03 Non-Exclusivity of Rights.

The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this By-Law shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 9.04 Insurance.

The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 9.05 Advancement.

The Corporation shall pay the expenses (including attorneys’ fees) incurred by a person described in the first sentence of Sub-paragraph (A) of this Article 9 (an “Article 9 Person”) in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, the payment of such expenses incurred by an Article 9 Person in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Article 9 Person while a director or officer, employee or agent, including, without limitation, service to an employee benefit plan), in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such Article 9 Person to repay all amounts so advanced if it shall ultimately be determined that such Article 9 Person is not entitled to be indemnified under this By-Law or otherwise.

Section 9.06 Amendment or Repeal.

Any amendment or repeal of this Article 9 shall not adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

Section 9.07 Other Sources.

The Corporation’s obligation, if any, to indemnify or to advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Article X. MISCELLANEOUS

Section 10.01 Inspection of Records

The Board of Directors may determine what corporate records, other than those specifically required by the DGCL to be made open to inspection, will be made open to the right of inspection by the stockholders. In addition, the Board of Directors may fix reasonable rules not in conflict with the DGCL regarding the inspection of corporate records that are required by the DGCL or are permitted by determination of the Board of Directors to be made open to inspection.

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Section 10.02 Fiscal Year

The Board of Directors may determine the fiscal year of the corporation and may change the fiscal year from time to time as the Board of Directors deems appropriate.

Section 10.03 Corporate Seal

If the Board of Directors determines that the corporation should have a corporate seal for the corporation, the corporate seal will be in the form the Board of Directors from time to time determines.

Section 10.04 Financial Statements

In accordance with the DGCL, the corporation shall prepare and provide to the stockholders such financial statements as may be required by the DGCL.

Section 10.05 Conflict with Certificate of Incorporation

In the event that any provision of these By-Laws conflicts with any provision of the Certificate of Incorporation, the provision in the Certificate of Incorporation will govern.

Article XI. AMENDMENTS

Section 11.01 Power to Amend By-Laws.

Except as otherwise explicitly provided in Section 12.01, the By-Laws may be altered, amended or repealed, and new By-Laws may be adopted, by (a) the affirmative vote of the holders of two-thirds ( 2/3) of the shares of capital stock then outstanding and entitled to vote in the election of directors, or (b) the Board of Directors of the Company, but any By-Law adopted by the Board of Directors may be altered, amended, or replaced, or new By-Laws may be adopted, by the affirmative vote of the holders of two-thirds ( 2/3) of the shares of capital stock entitled to vote in the election of directors. The stockholders may prescribe, by so expressing in the action they take in amending or adopting any By-Law or By-Laws, that the By-Law or By-Laws so amended or adopted by them shall not be altered, amended or repealed by the Board of Directors.

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ANNEX B

ALSTON & BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-2424

404-881-7000

Fax: 404-881-7777

www.alston.com

, 2004

Gold Kist Inc.

Gold Kist Holdings Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

Re:	Proposed Conversion of Gold Kist Inc. Pursuant to a Merger of Gold Kist Inc. with and into New Gold Kist

Ladies and Gentlemen:

We have acted as counsel to Gold Kist Inc. (“Gold Kist”), a non-profit corporation organized and existing under the Georgia Cooperative Marketing Act and the Georgia Non-Profit Corporation Code (“GNPCC”) and taxed as a cooperative under Subchapter T of the Internal Revenue Code of 1986, as amended (“Code”), in connection with the proposed merger (“Merger”) of Gold Kist with and into its wholly owned subsidiary Gold Kist Holdings Inc. (“New Gold Kist”), a corporation organized and existing under the Delaware General Corporation Law (“DGCL”) and taxed as a for-profit corporation under Subchapter C of the Code. The Merger will be effected pursuant to the Agreement and Plan of Conversion by and between New Gold Kist and Gold Kist, dated as of May 25, 2004 (“Agreement”). In our capacity as counsel to Gold Kist and New Gold Kist, our opinion has been requested with respect to certain of the U.S. federal income tax consequences of the Merger.

In rendering this opinion, we have examined (i) the Code and Treasury Regulations, (ii) the legislative history of applicable sections of the Code, and (iii) appropriate Internal Revenue Service and court decisional authority. In addition, we have relied upon certain information made known to us as more fully described below. All capitalized terms used herein without definition shall have the respective meanings specified in the Agreement.

INFORMATION RELIED UPON

In rendering the opinions expressed herein, we have examined such documents as we have deemed appropriate, including:

(1)	the Agreement;

(2)	the Registration Statement on Form S-4 filed by New Gold Kist with the Securities and Exchange Commission on June 1, 2004 (File No. 333- ) (the “Registration Statement”), covering shares of New Gold Kist common stock (“New Gold Kist Common Stock”) to be issued in the Merger, together with any amendments to such Registration Statement; and

(3)	such additional documents as we have considered relevant.

Gold Kist Inc.

Gold Kist Holdings, Inc.

                , 2004

In our examination of such documents, we have assumed, with your consent, that all documents submitted to us as photocopies faithfully reproduce the originals thereof, that such originals are authentic, that all such documents have been or will be duly executed to the extent required, and that all statements set forth in such documents are accurate.

We have also obtained additional information and representations as we have deemed relevant and necessary through consultation with various officers and representatives of Gold Kist. We have also assumed that all representations made “to the knowledge of” or “to the best of the knowledge of” any person or other similar phrase will be true and complete as if made without that qualification.

You have advised us that the proposed transaction will benefit the Members and Former Member Equity Holders of Gold Kist and will strengthen Gold Kist’s market position and increase its financial resources to meet the competitive challenges of the market. To achieve these goals, the following will occur pursuant to the Agreement:

(1) Subject to the terms and conditions of the Agreement, at the Effective Time, Gold Kist shall be merged with and into New Gold Kist in accordance with the provisions of Section 14-3-1101 of the GNPCC and Section 258 of the DGCL and with the effect provided in Section 14-3-1105 of the GNPCC and Section 259 of the DGCL. New Gold Kist shall be the Surviving Corporation resulting from the Merger, shall have the name Gold Kist Inc., and shall be governed by the laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of the Agreement, which has been approved and adopted by the boards of directors of Gold Kist and New Gold Kist.

(2) Subject to the provisions of Article 3 of the Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

(a) The qualified notified equity and nonqualified notified equity of each Small Holder shall be converted into the right to receive a cash payment equal to the stated amount of such notified equity.

(b) The qualified notified equity and nonqualified notified equity that has not been redeemed pursuant to Section 1.1 of the Agreement of each Member or Former Member Equity Holder, other than a Small Holder, shall be converted into the right to receive a combination of (i) shares of New Gold Kist Common stock and (ii) such Member’s or Former Member Equity Holder’s pro rata percentage of any Patronage Equity Cash Amount.

(c) Each Member’s Interest shall be converted into the right to receive a combination of (i) shares of New Gold Kist Common stock and (ii) such Member’s pro rata percentage of any Member’s Cash Amount.

(d) Each share of New Gold Kist Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled.

(3) As promptly as practicable following the Effective Time, New Gold Kist shall issue to each Member and Former Member Equity Holder, in book-entry form as uncertificated shares, the number of shares of New Gold Kist Common Stock to which such Member or Former Member Equity Holder is entitled. New Gold Kist shall deliver to each Member and Former Member Equity Holder as promptly as reasonably practicable a notice setting forth the number of shares of New Gold Kist Common Stock issued to such Member or Former Member Equity Holder pursuant to this Agreement and any cash to which such Member or Former Member Equity Holder is entitled.

Gold Kist Inc.

Gold Kist Holdings, Inc.

                , 2004

(4) Notwithstanding any provisions of the Agreement to the contrary, the value of Patronage Equity in Gold Kist that may be converted into cash, including any cash paid to Members and Former Member Equity Holders in lieu of a fractional share of New Gold Kist Common Stock, shall not exceed fifty percent (50%) of the value of such Patronage Equity in Gold Kist.

(5) Notwithstanding any other provision of the Agreement, each Member or Former Member Equity Holder who would otherwise have been entitled to receive a fraction of a share of New Gold Kist Common Stock pursuant to the Merger shall receive, in lieu thereof, cash (without interest) in an amount equal to the fair market value of that fractional part of a share of New Gold Kist Common Stock.

OPINIONS

Based solely on the information submitted and the assumptions set forth herein and assuming that the Merger will take place as described in the Agreement and that the representations made by Gold Kist and New Gold Kist are true and correct at the time of the consummation of the Merger, we are of the opinion that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Gold Kist and New Gold Kist will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

The opinion expressed herein is based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time, possibly with retroactive effect in a manner that would affect or change our conclusions. In addition, our opinion is based solely on the documents that we have examined, the additional information that we have obtained, and the statements set out herein, which we have assumed and you have confirmed to be true on the date hereof and will be true on the date on which the proposed transaction is consummated. Our opinion cannot be relied upon if any of the facts contained in such documents or if such additional information is, or later becomes, inaccurate, or if any of the statements set out herein is, or later becomes, inaccurate. We have no obligation to update our opinion. Finally, our opinion is limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the proposed transaction, including for example, any issues related to the redemption of certain equity prior to the Merger, the character of income recognized by members and former members with respect to cash received in the Merger, intercompany transactions, accounting methods, bad debt reserves, or changes in accounting methods resulting from the Merger.

This opinion is being provided solely for the benefit of Gold Kist and New Gold Kist. No other person or party shall be entitled to rely on this opinion. We hereby consent to the references made to Alston & Bird LLP in the Registration Statement under the caption “The Plan of Conversion—Certain Material U.S. Federal Income Tax Consequences of the Redemption and the Conversion” and the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

ALSTON & BIRD LLP

By:

        Pinney L. Allen, a Partner

[PART 2 COVER PAGE]

DISCLOSURE STATEMENT-PROSPECTUS

PART 2

Part 2 of this disclosure statement-prospectus contains information about Gold Kist Inc., a cooperative marketing association, which we refer to as Gold Kist, and our business, including financial statements, and certain considerations relevant to ownership of the common stock of Gold Kist Holdings Inc., which we refer to as New Gold Kist, the newly formed for profit corporation into which Gold Kist will merge as part of the conversion.

In making decisions about the conversion, Gold Kist’s members must rely upon their own examination of Gold Kist and the terms of the plan of conversion, including the risks involved. Neither the SEC nor any state securities commission has approved or disapproved of the shares of New Gold Kist common stock to be issued in the conversion or determined if this disclosure statement-prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

References in this disclosure statement-prospectus to the terms “we,” “our” or “us” refer to Gold Kist and its subsidiaries before the conversion and to New Gold Kist and its subsidiaries after the conversion. The terms “fiscal 2005,” “fiscal 2004,” “fiscal 2003,” “fiscal 2002,” “fiscal 2001,” “fiscal 2000” and “fiscal 1999” refer to Gold Kist’s fiscal years ending or ended June 25, 2005, June 26, 2004, June 28, 2003, June 29, 2002, June 30, 2001, July 1, 2000 and June 26, 1999, respectively.

Summary	41
Cautionary Statement Regarding Forward-Looking Statements	47
Dividend Policy	48
Capitalization	49
Selected Historical Consolidated Financial Data	50
Unaudited Pro Forma Consolidated Financial Information	52
Management’s Discussion and Analysis of Financial Condition and Results of Operations	57
Business	68
Management	77
Description of Capital Stock	85
Shares Eligible for Future Sale	90
Experts	91
Legal Matters	91
Where You Can Find More Information	91
Index to Consolidated Financial Statements	F-1

SUMMARY

This summary highlights selected information from this disclosure statement-prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transaction your Board of Directors is proposing. For more information about the conversion and our business, see “Where You Can Find More Information” on page 91.

The Company

We are the third largest integrated broiler company in the United States, accounting for over 9% of chicken, or broiler, meat produced in the United States in 2003. In addition, we believe we are the largest producer of private label broiler products in the United States. We operate a fully-integrated broiler production, processing and marketing business. Our broiler production operations include nine broiler complexes located in Alabama, Florida, Georgia, North Carolina and South Carolina. Each complex operates in a different geographic region and includes pullet (young hens less than 26 weeks old grown as replacement hens for breeding) and breeder (hatching egg) flocks, broiler flocks, one or more hatcheries, one or more feed mills and one or more poultry processing plants. Three complexes also have rendering plants to process by-products.

For the nine month period ended March 27, 2004, we produced and marketed approximately 2.3 billion pounds of ready-to-cook broiler products. Our broiler products include whole broilers, cut-up broilers, segregated broiler parts and further-processed products packaged in various forms, including fresh bulk ice pack, chill pack and frozen. We sell our products to over 3,000 retail, industrial, foodservice and export markets. Our registered trademarks include the Gold Kist Farms, Young ‘n Tender, Early Bird, Dish in a Dash and McEver’s brands. We are focusing our growth efforts on higher value, higher-margin, further-processed products. Sales of our further-processed products represented approximately 19.1% of our sales for fiscal 2003, up from approximately 16.2% and approximately 14.4% for fiscal 2002 and fiscal 2001, respectively. For the nine month period ended March 27, 2004, our business generated total net sales of approximately $1.6 billion, total net operating margins of approximately $136.0 million and total net margins of approximately $56.8 million. See “–Summary Consolidated Financial Data.”

Our Industry

The U.S. broiler industry has grown at a compounded annual growth rate of 5.0% for the last twenty years, from approximately 12.0 billion pounds produced in 1982 to approximately 31.9 billion pounds produced in 2002. This growth resulted from both increased domestic and international per capita consumption of chicken products and population growth. From 1982 to 2002, annual per capita consumption of chicken products in the United States increased 65.1%, while annual per capita consumption of beef and pork declined 12.1% and increased 4.9%, respectively. Per capita consumption of chicken products in the United States surpassed that of pork in 1984 and beef in 1992. Today, annual per capita U.S. chicken consumption is approximately 82.1 pounds per year, or 38% of total red meat (beef and pork) and poultry consumption, versus 30% and 23% for beef and pork, respectively. We believe that chicken is the U.S. consumers’ meat protein of choice because it satisfies their desire for healthy food, good value and flexibility. We believe the market for chicken products will continue to grow, driven by population growth and increasing demand for further-processed, value-added products. The National Chicken Council estimates that annual per capita consumption of chicken in the United States will grow from approximately 81.9 pounds in 2002 to approximately 84.7 pounds in 2005. The U.S. Census Bureau estimates that the population of the United States will grow from approximately 281 million in 2002 to approximately 288 million in 2005.

Worldwide, chicken products have enjoyed in recent decades the highest percentage growth in consumption among the three major meat proteins, and chicken currently ranks as the second-most-consumed meat protein in the world. Developing countries, especially in Asia, experienced the highest percentage increase in consumption as a result of rapid urbanization, high population growth and a considerable increase in per capita income. The increasing global demand for chicken products has enabled U.S. exports to grow substantially since the 1980s. Exports have grown from approximately 6% of total U.S. production in 1990 to approximately 15% in 2003. Chicken’s competitive advantage over other meats in developing countries is based primarily on its affordable price, as demand in these regions is particularly price sensitive. Russia and the other former Soviet republics, Hong Kong, Mexico and Japan are collectively responsible for over 58% of total U.S. chicken exports.

We expect several on-going industry trends to continue in 2004, including increasing consumer demand for high-quality chicken products in the United States and globally and the consolidation of the U.S. broiler industry. We believe that consolidation in the industry will be driven by the desire for enhanced cost efficiencies, the consolidation of the supermarket and foodservice industries, the cost of increasing development of new value-added products and strict environmental regulations governing the broiler industry.

There are over 40 participants in the U.S. broiler industry, most of which are privately owned small and medium-sized businesses. The top ten broiler producers accounted for 71% of total broiler production in 2002 and the top five broiler producers accounted for 60% of total broiler production in 2002, which represents a 15% increase from 1994. We believe that the top five broiler producers will exceed a 70% production share within three years and that market consolidation will result in increased demand for broiler products as market leaders increase investments in new product development. We also believe that industry consolidation will lead to less fluctuation in broiler production and generally improved industry conditions.

Investment Highlights

Cost-Effective Processor with High Quality Assets.    We believe that the location of our plants in the southeastern United States and the capital investment made in our plants during recent years help position us as a low cost processor of a broad line of broiler products. We believe that our cost of processing has consistently compared favorably to that of other broiler companies. Over the past five fiscal years, we have invested an average of over $50.0 million per year in capital expenditures and operating leases to increase the efficiency of our operations and broaden our product mix.

Opportunity to Increase Profit Margins through Capital Expenditures and Shifting Product Mix.    Developing and providing products meeting changing consumer demands requires substantial investments in research and development, value-added processing equipment and information technologies. The resulting further-processed products deliver more value to consumers, permitting us to command higher prices and resulting in wider profit margins. We have identified over $200.0 million of capital investment opportunities that we believe will provide attractive returns on investment while enhancing our strategic position. These investments will primarily focus on reducing variable costs and changing our product mix. We believe these investments will positively impact our net margins over the next five years.

Advantaged Strategic Position in a Consolidating Industry.    As the rate of growth in U.S. domestic chicken consumption has slowed during recent years, the focus of participants in the U.S. broiler industry has shifted from growing sales of commodity products to meeting consumer demand for value-added products and continually improving their cost structure. We believe that the size and the breadth of our existing business provide us with an advantage over many of our competitors in the industry that lack the scale necessary to justify the significant capital investment needed to provide the high standards of food safety, broad product line offerings and vendor information technology demanded by customers.

Strong Customer Relationships.    We enjoy strong loyalty from our customer base. Over the past five years, seven of our top ten customers have remained the same. We emphasize customer service in our business, including tailoring our products and product development to specific customer needs. We believe that our ability to serve any size customer, offer a full product line, deliver products produced to order and provide a high level of customer service promotes strong customer loyalty. In addition, we believe that our company-owned distribution channel and the state-of-the-art warehouse management and inventory control system at our facility in Guntersville, Alabama provide us with close coordination to our retail customers and give us a competitive advantage over other broiler producers in serving these customers. We have been recognized with “top supplier” awards from one significant quick serve restaurant chain in each of the past two years.

Strong Grower Relationships.    We have strong, long-standing relationships with our approximately 2,300 pullet, breeder and broiler contract growers. We believe our contracts with our contract growers are among the most competitive in the industry in allowing us to attract contract growers. The success of each grower is linked to the success of Gold Kist because of each grower’s substantial investment in growout housing.

Substantial U.S. Broiler Market with Growth Opportunities Worldwide.    Broiler sales in the United States were approximately $20 billion during 2002. Broiler sales have grown steadily over the past twenty years, and consumption of chicken continues to grow worldwide, in many cases faster than domestic supply. Developing countries, especially in Asia, have experienced the highest percentage increase in the consumption of chicken and, in the future, should be a major growth opportunity for the U.S. broiler industry. Exports have grown from approximately 6% of total U.S. production in 1990 to approximately 15% in 2003. Driven by the continued growth of global broiler consumption, U.S. production of broilers has increased at an average annual rate of 4.9% since 1990. As the third largest participant in the U.S. broiler industry, with substantial, long-standing customer relationships and a cost-competitive production base, we believe that we are positioned to benefit from the growing market for broiler products.

Experienced and Accomplished Management Team.    Our management team is highly experienced and accomplished in the broiler industry. Most members of our senior management have over twenty years of experience with us. We were named to Fortune magazine’s 2003 and 2004 lists of “America’s Most Admired Companies” in the food industry. The rankings were based on a survey of executives, directors and securities analysts who rated companies on innovation, employee talent, use of corporate assets, social responsibility, quality of management, financial soundness, long-term investment value and quality of products and services.

Strategy

Our strategy is to leverage our position as the third largest broiler producer in the United States and focus on the following:

•

Broaden Preferred Supplier Relationships with Customers.    We expect the retail, foodservice and industrial customers of the U.S. broiler industry to continue to consolidate and rely on fewer, larger, preferred supplier relationships. We intend to leverage our position as a market leader by broadening our line of value-added broiler products. We also intend to make capital expenditures to maintain and enhance our ability to use state-of-the-art vendor information technology to efficiently manage our ongoing relationships with customers.

•	Develop and Provide Value-Added Products Desired by Customers. We intend to substantially increase our production of value-added products to meet consumer demand for convenient, healthy, tasty and safe broiler products. Today, three of our plants produce further-processed products, including par fry and fully cooked products. We intend to invest substantially in the value-added portion of our product line and introduce new further-processed products, including a variety of diced meat products and products for the quick serve restaurant markets.

•	Reduce Exposure to Potential Adverse Changes in Export Markets. We have historically exported less than 10% of our sales volume, while on average the participants in the U.S. broiler industry export approximately 15% of their sales volume. Any changes in export markets can greatly affect the performance of the U.S. broiler industry. We primarily export dark meat products. Although we strategically export our products to various foreign markets and intend to continue to do so opportunistically, in order to reduce our exposure to unanticipated adverse changes in export markets, such as tariffs or restrictive import quotas, we have developed and are continuing to develop and market new dark meat products for our domestic customers.

•	Improve Cost Structure. We intend to improve our cost structure through capital expenditures that reduce variable costs. We also intend to pursue selective acquisitions offering not only marketing synergies, but also the opportunity to integrate the production and distribution capabilities of our business and any acquired businesses.

Summary Historical Consolidated Financial Data

The following table sets forth certain summary historical consolidated financial data for the fiscal years ended June 30, 2001, June 29, 2002 and June 28, 2003 and for the nine month periods ended March 29, 2003 and March 27, 2004. The summary historical consolidated financial data for the three fiscal years ended June 28, 2003 were derived from our audited consolidated financial statements included elsewhere in this disclosure statement-prospectus. The summary historical consolidated financial data as of March 27, 2004 and for the nine month periods ended March 29, 2003 and March 27, 2004 were derived from our unaudited consolidated financial statements included elsewhere in this disclosure statement-prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of normal, recurring accruals, considered necessary to present fairly our financial condition and results of operations for such periods. Operating results for the nine month period ended March 27, 2004, are not necessarily indicative of the results that may be expected for the fiscal year ending June 26, 2004. This summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and related notes included elsewhere in this disclosure statement-prospectus.

	Fiscal Year Ended			Nine Month Period Ended
	June 30, 2001	June 29, 2002	June 28, 2003	Mar. 29, 2003	Mar. 27, 2004
				(unaudited)
	(in thousands)
Statement of Operations Data:
Net sales volume	$1,810,755	1,863,828	1,855,126	1,364,501	1,629,204
Cost of sales	1,690,437	1,706,582	1,813,106	1,360,576	1,402,843

Gross margins	120,318	157,246	42,020	3,925	226,361
Distribution, administrative and general expenses	88,507	87,486	81,859	59,841	80,494
Benefit plans settlement and curtailment gains(1)	33,727	—	20,257	10,865	—
Pension settlement expense(1)	—	—	—	—	(9,908)

Net operating margins (loss)	65,538	69,760	(19,582)	(45,051)	135,959
Other income (deductions):
Interest and dividend income	11,328	9,426	2,283	2,051	1,061
Interest expense	(39,996)	(27,962)	(24,968)	(18,423)	(27,701)
Gain on sale of marketable equity security and other investments(2)	—	15,578	—	—	—
Unrealized loss on investment(3)	—	—	(24,064)	(24,064)	(18,486)
Equity in earnings of affiliate(4)	10,048	—	—	—	—
Miscellaneous, net	(241)	2,882	(2,428)	(1,588)	5,419

Total other deductions, net	(18,861)	(76)	(49,177)	(42,024)	(39,707)

Margins (loss) from continuing operations before income taxes	46,677	69,684	(68,759)	(87,075)	96,252
Income tax expense (benefit)	13,397	22,055	(17,307)	(21,008)	39,500

Margins (loss) from continuing operations	33,280	47,629	(51,452)	(66,067)	56,752
Loss on discontinued operations(5)	(214)	(13,543)	—	—	—

Net margins (loss)	$33,066	34,086	(51,452)	(66,067)	56,752

Other Data:
Net cash provided by (used in) operating activities	71,940	68,000	(34,032)	(59,188)	147,191
Net cash provided by (used in) investing activities	(32,782)	45,229	(28,283)	(22,976)	(16,885)
Net cash provided by (used in) financing activities	(36,490)	(115,571)	64,344	85,976	(47,806)
Depreciation and amortization	42,747	39,071	39,495	29,361	29,538
Capital expenditures	33,495	38,899	34,651	27,871	19,810

As of March 27, 2004
(unaudited)
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$93,526
Working capital, excluding current maturities of debt of $13,436	282,715
Total assets	849,268
Total debt	309,478
Total patrons’ and other equity	231,183

(1)	In January 2001, we substantially curtailed our postretirement medical benefit plan for current employees. In October 2002, we substantially curtailed our postretirement supplemental life insurance plan. In April 2003, we substantially curtailed our postretirement medical plan for existing retirees. See Note 8 of Notes to Consolidated Financial Statements – Employee Benefits. Gold Kist recognized a pension settlement expense in the quarter ended March 27, 2004. The settlement expense resulted from lump sum distribution payments from the plan to electing retiring employees exceeding service and interest cost components of pension expense in the plan year. See Note 11 of Notes to Interim Consolidated Financial Statements.
(2)	During the three month period ended December 29, 2001, we sold our marketable equity security, our investment in an interregional fertilizer cooperative and other investments realizing total proceeds of $64.6 million and a gain before income taxes of $15.6 million. See Note 10(b) of Notes to Consolidated Financial Statements.
(3)	In October 1998, we completed the sale of assets of our Agri-Services business to Southern States Cooperative, Inc., or SSC. In order to complete the transaction, we committed to purchase from SSC, subject to certain terms and conditions, capital trust securities in an aggregate principal amount of up to $60.0 million and cumulative preferred securities in the amount of $40.0 million, in each case if SSC was unable to market such securities to other purchasers. In October 1999, we purchased for $98.6 million the $100.0 million principal amount of the securities under the commitment. In October 2002, SSC notified us that, pursuant to the provisions of the indenture under which we purchased the capital trust securities, SSC would defer the capital trust certificates quarterly interest payment due on October 5, 2002. Quarterly interest payments to date have also been deferred. The terms of the capital trust securities allow for the deferral of quarterly interest payments for up to 20 quarters. As a result of the deferral of the interest payments, we have reduced the carrying value of the capital trust securities by $24.1 million with a corresponding charge against the loss from the continuing operations for the year ended June 28, 2003. As of December 31, 2003, SSC’s total stockholders’ and patrons’ equity fell below our carrying value of the preferred stock investment, which we believe was a triggering event indicating impairment. As a result, we reduced the carrying value of the preferred securities by $18.5 million as of March 27, 2004. The carrying value of the SSC securities was $81.4 million at June 29, 2002, $57.3 million at June 28, 2003 and $38.8 million at March 27, 2004. See Note 10(a) of Notes to Consolidated Financial Statements and Note 8 of Notes to Interim Consolidated Financial Statements.
(4)	We had a 25% equity interest in Golden Peanut Company, LLC and its subsidiaries, or Golden Peanut. Our investment in Golden Peanut was accounted for using the equity method. We liquidated our investment in Golden Peanut at its carrying value in August 2001. See Note 10(c) of Notes to Consolidated Financial Statements.
(5)	In June 2002, we adopted a plan to withdraw from and discontinue participation in a pecan processing and marketing partnership. This withdrawal was completed in January 2003. Accordingly, the operating results of the partnership have been segregated from continuing operations and reported separately in the Statements of Operations. See Note 11 of Notes to Consolidated Financial Statements. Our continuing operations are principally comprised of our broiler production, processing and marketing operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this disclosure statement-prospectus regarding our future financial and operating performance and results, business strategy, market prices, future commodity price risk management activities, plans and forecasts and other statements that are not historical facts are forward-looking statements, as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

We use the words “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” “intend,” “should,” “would,” “could,” “plan” and other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of our results of operations or financial condition and/or state other “forward-looking” information. These statements may also involve risks and uncertainties that could cause our actual results of operations or financial condition to materially differ from our expectations in this disclosure statement-prospectus, including, but not limited to:

•	the cost and availability of raw materials, such as feed ingredients;

•	the availability and relative costs of labor and contract growers;

•	market conditions for finished products, including competitive factors and the supply and pricing of alternative meat proteins;

•	effectiveness of our sales and marketing programs;

•	disease outbreaks affecting broiler production and/or marketability of our products;

•	contamination of products, which can lead to product liability and product recalls;

•	access to foreign markets together with foreign economic conditions;

•	acquisition activities and the effect of completed acquisitions;

•	inherent uncertainty relating to pending or future litigation;

•	the ability to obtain additional financing or make payments on our debt;

•	regulatory developments, industry conditions and market conditions; and

•	general economic conditions.

Any forward-looking statements in this disclosure statement-prospectus are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the current circumstances. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. We do not intend to update any forward-looking statements contained in this disclosure statement-prospectus. When considering our forward-looking statements, also keep in mind the risk factors and other cautionary statements in this disclosure statement-prospectus.

DIVIDEND POLICY

Our Board of Directors does not presently intend to pay cash dividends on our common stock. We currently intend to retain all of our earnings in the foreseeable future to finance the operation and expansion of our business. Additionally, some of our indebtedness currently prohibits us from declaring or paying any dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” Our future dividend policy will also depend on the requirements of any future financing arrangements to which we may be a party and other factors considered relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth, as of March 27, 2004, the actual capitalization of New Gold Kist and Gold Kist and the capitalization of New Gold Kist on a pro forma basis after giving effect to the conversion and on a pro forma, as adjusted basis after giving effect to the conversion and the following:

•	the sale of 18 million shares of common stock in our proposed initial public offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range of the assumed initial public offering prices; and

•	the application of estimated net proceeds from the offering to pay cash to some of Gold Kist’s members and former member equity holders in the redemption and the conversion, to repay certain of our outstanding indebtedness and pay related prepayment penalties, to pay fees and expenses associated with the conversion and the offering and for general corporate purposes.

We based the pro forma and pro forma, as adjusted, information on available information and on assumptions that management believes are reasonable and that reflect the effect of these transactions as if they had occurred on March 27, 2004. We describe these assumptions in more detail under “Unaudited Pro Forma Consolidated Financial Information.”

You should read the following table in conjunction with the historical consolidated financial statements of Gold Kist and the related notes included elsewhere in this disclosure statement-prospectus and the information set forth under “Unaudited Pro Forma Consolidated Financial Information.”

	As of March 27, 2004
	New Gold Kist	Gold Kist Historical	New Gold Kist Pro Forma	New Gold Kist Pro Forma, as Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$1	93,526	93,526	100,395

Debt, including current maturities:
Series B Senior Exchange Notes		21,818	21,818	21,818
Series C Senior Exchange Notes		20,454	20,454	20,454
Senior Credit Facility(1)		—	—	—
Term Loan A		32,150	32,150	32,150
Term Loan B		9,600	9,600	—
Subordinated Capital Certificates of Interest		18,204	18,204	—
Industrial Revenue Bond		7,500	7,500	—
Other debt		2,812	2,812	2,812
10 1/4% Senior Notes, net of discount of $3,060 actual and $1,989 pro forma, as adjusted		196,940	196,940	128,011

Total debt		309,478	309,478	205,245
Patrons’ and other equity:
Preferred stock, authorized: 100,000,000 shares pro forma	—	—	—	—
Common stock, $1.00 par value historical and $.01 par value pro forma; authorized: 500,000 shares historical and 900,000,000 shares pro forma; issued and outstanding: 2,424 shares historical and 32,000,000 shares pro forma and 50,000,000 shares pro forma, as adjusted	1	2	320	500
Additional paid-in capital		—	154,311	402,531
Patronage reserves and retained earnings (accumulated deficit)		274,629	—	(7,457)
Accumulated other comprehensive loss		(43,448)	(43,448)	(43,448)

Total patrons’ and other equity/stockholders’ equity	1	231,183	111,183	352,126

Total capitalization	$1	540,661	420,661	557,371

(1)	We have total borrowing capacity of up to $125.0 million under our amended senior credit facility, subject to borrowing base limitations. As of March 27, 2004, we have approximately $99.9 million available for borrowing under the amended senior credit facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data as of and for the fiscal years ended June 26, 1999, July 1, 2000, June 30, 2001, June 29, 2002 and June 28, 2003, and as of and for the nine month periods ended March 29, 2003 and March 27, 2004. The selected consolidated financial data as of and for the five fiscal years ended June 28, 2003 were derived from our audited consolidated financial statements. The selected consolidated financial data as of and for the nine month periods ended March 29, 2003 and March 27, 2004 were derived from our unaudited consolidated financial statements included elsewhere in this disclosure statement-prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of normal, recurring accruals, considered necessary to present fairly our financial condition and results of operations for such periods. Operating results for the nine month period ended March 27, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending June 26, 2004. This selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and related notes included elsewhere in this disclosure statement-prospectus.

	Fiscal Year Ended					Nine Month Period Ended
	June 26, 1999	July 1, 2000	June 30, 2001	June 29, 2002	June 28, 2003	March 29, 2003	March 27, 2004
						(unaudited)
	(in thousands)
Statement of Operations Data:
Net sales volume	$1,822,708	1,770,453	1,810,755	1,863,828	1,855,126	1,364,501	1,629,204
Cost of sales	1,624,510	1,709,183	1,690,437	1,706,582	1,813,106	1,360,576	1,402,843

Gross margins	198,198	61,270	120,318	157,246	42,020	3,925	226,361
Distribution, administrative and general expenses	76,258	82,297	88,507	87,486	81,859	59,841	80,494
Benefit plans settlement and curtailment gains(1)	—	—	33,727	—	20,257	10,865	—
Pension settlement expense(1)	—	—	—	—	—	—	(9,908)

Net operating margins (loss)	121,940	(21,027)	65,538	69,760	(19,582)	(45,051)	135,959
Other income (deductions):
Interest and dividend income	2,833	8,262	11,328	9,426	2,283	2,051	1,061
Interest expense	(26,050)	(30,425)	(39,996)	(27,962)	(24,968)	(18,423)	(27,701)
Gain on sale of marketable equity security and other investments(2)	—	—	—	15,578	—	—	—
Unrealized loss on investment(3)	—	—	—	—	(24,064)	(24,064)	(18,486)
Equity in earnings (loss) of affiliate(4)	188	(4,393)	10,048	—	—	—	—
Miscellaneous, net	3,836	(1,272)	(241)	2,882	(2,428)	(1,588)	5,419

Total other deductions, net	(19,193)	(27,828)	(18,861)	(76)	(49,177)	(42,024)	(39,707)

Margins (loss) from continuing operations before income taxes	102,747	(48,855)	46,677	69,684	(68,759)	(87,075)	96,252
Income tax expense (benefit)	33,932	(22,352)	13,397	22,055	(17,307)	(21,008)	39,500

Margins (loss) from continuing operations	68,815	(26,503)	33,280	47,629	(51,452)	(66,067)	56,752
Margins (loss) on discontinued operations(5)	(7,488)	417	(214)	(13,543)	—	—	—

Net margins (loss)	$61,327	(26,086)	33,066	34,086	(51,452)	(66,067)	56,752

	Fiscal Year Ended					Nine Month Period Ended
	June 26, 1999	July 1, 2000	June 30, 2001	June 29, 2002	June 28, 2003	March 29, 2003	March 27, 2004
						(unaudited)
	(in thousands)
Other Data:
Net cash provided by (used in) operating activities	$190,276	(7,831)	71,940	68,000	(34,032)	(59,188)	147,191
Net cash provided by (used in) investing activities	203,243	(144,626)	(32,782)	45,229	(28,283)	(22,976)	(16,885)
Net cash provided by (used in) financing activities	(384,498)	140,318	(36,490)	(115,571)	64,344	85,976	(47,806)
Depreciation and amortization	40,979	43,312	42,747	39,071	39,495	29,361	29,538
Capital expenditures	31,887	29,874	33,495	38,899	34,651	27,871	19,810
Balance Sheet Data:
Cash and cash equivalents	$20,810	8,671	11,339	8,997	11,026	12,809	93,526
Working capital	100,148	23,751	121,087	159,959	210,227	198,268	269,279
Working capital, excluding current maturities of debt	185,148	190,053	242,220	185,585	232,389	221,009	282,715
Total assets	814,137	881,290	870,056	789,529	762,047	786,506	849,268
Total debt	271,913	418,016	387,418	276,270	346,173	370,867	309,478
Total patrons’ and other equity	279,367	239,490	272,550	283,161	183,897	213,136	231,183

(1)	In January 2001, we substantially curtailed our postretirement medical benefit plan for current employees. In October 2002, we substantially curtailed our postretirement supplemental life insurance plan. In April 2003, we substantially curtailed our postretirement medical plan for existing retirees. See Note 8 of Notes to Consolidated Financial Statements – Employee Benefits. The company recognized a pension settlement expense in the quarter ended March 27, 2004. The settlement expense resulted from lump sum distribution payments from the plan to electing retiring employees exceeding service and interest cost components of pension expense in the plan year. See Note 11 of Notes to Interim Consolidated Financial Statements.
(2)	During the three month period ended December 29, 2001, we sold our marketable equity security, our investment in an interregional fertilizer cooperative and other investments realizing total proceeds of $64.6 million and a gain before income taxes of $15.6 million. See Note 10(b) of Notes to Consolidated Financial Statements.
(3)	In October 1998, we completed the sale of assets of our Agri-Services business to Southern States Cooperative, Inc., or SSC. In order to complete the transaction, we committed to purchase from SSC, subject to certain terms and conditions, capital trust securities in an aggregate principal amount of up to $60.0 million and cumulative preferred securities in the amount of $40.0 million, in each case if SSC was unable to market such securities to other purchasers. In October 1999, we purchased for $98.6 million the $100.0 million principal amount of the securities under the commitment. In October 2002, SSC notified us that, pursuant to the provisions of the indenture under which we purchased the capital trust securities, SSC would defer the capital trust certificates quarterly interest payment due on October 5, 2002. Quarterly interest payments to date have also been deferred. The terms of the capital trust securities allow for the deferral of quarterly interest payments for up to 20 quarters. As a result of the deferral of the interest payments, we have reduced the carrying value of the capital trust securities by $24.1 million with a corresponding charge against the loss from the continuing operations for the year ended June 28, 2003. As of December 31, 2003, SSC’s total stockholders’ and patrons’ equity fell below our carrying value of the preferred stock investment, which we believe was a triggering event indicating impairment. As a result we reduced the carrying value of the preferred securities by $18.5 million as of March 27, 2004. The carrying value of the SSC securities was $81.4 million at June 29, 2002, $57.3 million at June 28, 2003 and $38.8 million at March 27, 2004. See Note 10(a) of Notes to Consolidated Financial Statements and Note 8 of Notes to Interim Consolidated Financial Statements.
(4)	We had a 25% equity interest in Golden Peanut Company, LLC and its subsidiaries, or Golden Peanut. Our investment in Golden Peanut was accounted for using the equity method. We liquidated our investment in Golden Peanut at its carrying value in August 2001. See Note 10(c) of Notes to Consolidated Financial Statements.
(5)	In October 1998, we sold our operations of the Agri-Services segment. Accordingly, the operating results of the segment have been segregated from continuing operations and reported separately in the Statements of Operations.
In June 2002, we adopted a plan to withdraw from and discontinue participation in a pecan processing and marketing partnership. This withdrawal was completed in January 2003. Accordingly, the operating results of the partnership have been segregated from continuing operations and reported separately in the Statements of Operations. See Note 11 of Notes to Consolidated Financial Statements. Our continuing operations are principally comprised of our broiler production, processing and marketing operations.

UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements of New Gold Kist reflect the distribution of $120.0 million of cash and 32 million shares of New Gold Kist common stock (assumed $15.00 per share public offering price) to the members and former member equity holders of Gold Kist, and the conversion of Gold Kist from a cooperative marketing association to a for profit corporation.

The unaudited pro forma, as adjusted, consolidated financial statements of New Gold Kist reflect estimated gross proceeds of $270.0 million, including the $120.0 million noted above to be distributed to members and former member equity holders. From the gross proceeds, we estimate that we will pay $21.6 million in underwriting discounts and commissions and transaction expenses; and $120.0 million to members and former member equity holders who receive cash either in redemption of their nonqualified notified equity or in lieu of shares of common stock that would otherwise be issued in the conversion. We expect to use the remaining net proceeds to pay debt and related prepayment penalties of approximately $121.5 million and retain the balance for general corporate purposes.

The pro forma information does not take into account the sale of up to 2.7 million shares of our common stock that the underwriters of the offering have the option to purchase from us to cover over-allotments. If this over-allotment option is exercised in full, New Gold Kist would distribute $160.5 million of cash and 29.3 million shares of New Gold Kist to its members and former member equity holders.

We derived the historical information from the audited consolidated financial statements of Gold Kist for the year ended June 28, 2003 and the unaudited consolidated financial statements of Gold Kist as of and for the nine month period ended March 27, 2004. These historical financial statements used in preparing the pro forma consolidated financial statements are summarized and should be read in conjunction with our complete historical consolidated financial statements and related notes contained elsewhere in this disclosure statement- prospectus.

The unaudited pro forma consolidated balance sheet gives effect to the above described transactions as if they took place as of March 27, 2004. The unaudited pro forma consolidated statements of operations give effect to the above described transactions as if they had been consummated at the beginning of the earliest period presented.

We based the pro forma information on available information and on assumptions that management believes are reasonable and that reflect the effect of these transactions. We provide the pro forma information for informational purposes only and this information should not be construed to be indicative of our consolidated financial position or consolidated results of operations had these transactions been completed on the dates assumed. This information does not represent a projection or forecast of our consolidated financial position or consolidated results of operations for future dates or periods. You should read the pro forma information in conjunction with the historical consolidated financial statements of Gold Kist beginning on page F-1 and with the information set forth under “The Plan of Conversion” in Part 1 of this disclosure statement-prospectus, and “Management’s Discussion of Financial Condition and Results of Operations,” and “Business” included elsewhere in Part 2 of this disclosure statement-prospectus.

PRO FORMA CONSOLIDATED BALANCE SHEET

as of March 27, 2004

(Dollar Amounts, Except Per Share Amounts, in Thousands)

(Unaudited)

	Gold Kist Historical	Conversion Adjustments		New Gold Kist Pro Forma	Initial Public Offering Adjustments		New Gold Kist Pro Forma, As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$93,526	—		93,526	270,000 (21,600 (120,000 (112,874 (8,657	(2) )(3) )(4) )(5) )(6)	100,395
Receivables, net	117,156	—		117,156	—		117,156
Inventories	221,283	—		221,283	—		221,283
Deferred income taxes	22,043	—		22,043	—		22,043
Other current assets	27,633	—		27,633	—		27,633

Total current assets	481,641	—		481,641	6,869		488,510

Investments	50,914	—		50,914	—		50,914
Property, plant and equipment, net	218,684	—		218,684	—		218,684
Deferred income taxes	30,799	—		30,799	—		30,799
Other assets	67,230	—		67,230	(2,366	)(6)	64,864

	$849,268	—		849,268	4,503		853,771

LIABILITIES AND EQUITY
Current liabilities:
Current maturities of long-term debt	$13,436	—		13,436	(1,837	)(5)	11,599
Accounts payable	67,012	—		67,012	—		67,012
Accrued compensation and related expenses	42,978	—		42,978	—		42,978
Interest left on deposit	7,570	—		7,570	(7,570	)(5)	—
Income taxes payable	22,348	—		22,348	(4,637	)(7)	17,711
Other current liabilities	59,018	120,000	(1)	179,018	(120,000	)(4)	59,018

Total current liabilities	212,362	120,000		332,362	(134,044)		198,318

Long-term debt, less current maturities	296,042	—		296,042	(103,467 1,071	)(5) (6)	193,646
Accrued pension costs	59,722	—		59,722	—		59,722
Accrued postretirement benefit costs	7,485	—		7,485	—		7,485
Other liabilities	42,474	—		42,474	—		42,474

Total liabilities	618,085	120,000		738,085	(236,440)		501,645

Patrons’ and other equity:
Preferred stock, authorized: 100,000,000 shares pro forma	—	—		—	—		—
Common stock, $1.00 par value historical and $.01 par value pro forma; authorized: 500,000 shares historical and 900,000,000 shares pro forma; issued and outstanding: 2,424 shares historical, 32,000,000 shares pro forma and 50,000,000 shares pro forma, as adjusted	2	(2	)(1)	320	180	(2)	500
		320	(1)
Additional paid-in capital	—	274,311 (120,000	(1) )(1)	154,311	269,820 (21,600	(2) )(3)	402,531
Patronage reserves and retained earnings (accumulated deficit)	274,629	(274,629	)(1)	—	(12,094 4,637	)(6) (7)	(7,457)
Accumulated other comprehensive loss	(43,448)	—		(43,448)	—		(43,448)

Total patrons’ and other equity/stockholders’ equity	231,183	(120,000)		111,183	240,943		352,126

	$849,268	—		849,268	4,503		853,771

See Accompanying Footnotes to Pro Forma Consolidated Financial Statements.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Dollar Amounts, Except Per Share Amounts, in Thousands)

(Unaudited)

	Year Ended June 28, 2003
	Gold Kist Historical	Pro Forma Adjustments— Conversion		New Gold Kist Pro Forma	Pro Forma Adjustments— Initial Public Offering		New Gold Kist Pro Forma As Adjusted
Income Statement Data:
Net sales volume	$1,855,126			1,855,126			1,855,126
Cost of sales	1,813,106			1,813,106			1,813,106

Gross margins	42,020			42,020			42,020
Distribution, administrative and general expenses	81,859			81,859			81,859
Benefit plans settlement and curtailment gains	20,257			20,257			20,257

Net operating loss	(19,582)			(19,582)			(19,582)
Other income (deductions):
Interest and dividend income	2,283			2,283			2,283
Interest expense(a)	(24,968)			(24,968)	5,254	(9)	(19,714)
Unrealized loss on investment	(24,064)			(24,064)			(24,064)
Miscellaneous, net	(2,428)			(2,428)			(2,428)

Total other deductions	(49,177)			(49,177)	5,254		(43,923)

Loss from operations before income taxes	(68,759)			(68,759)			(63,505)
Income tax benefit	(17,307)	1,286	(8)	(16,021)	1,224	(10)	(14,797)

Net loss(a)	$(51,452)	(1,286)		(52,738)	4,030		(48,708)

Net loss per share:
Basic	$—			(1.32)			(1.00)
Diluted	$—			(1.32)			(1.00)
Average common shares outstanding:
New Gold Kist(11):
Basic	—			40,000	8,560		48,560
Diluted	—			40,000	8,560		48,560

(a)	On March 10, 2004, Gold Kist issued $200.0 million of senior notes due 2014 and repaid certain indebtedness. If the issuance of the $200.0 million of senior notes due 2014 had occurred as of June 30, 2002 and had been used to reduce then existing indebtedness and net proceeds from the proposed initial public offering discussed herein were applied to reduce additional existing indebtedness, interest expense for the fiscal year ended June 28, 2003 would have increased by approximately $0.2 million. The net loss for the year ended June 28, 2003 would have increased by $0.1 million.

See Accompanying Footnotes to Pro Forma Consolidated Financial Statements.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Dollar Amounts, Except Per Share Amounts, in Thousands)

(Unaudited)

	Nine Months Ended March 27, 2004
					Pro Forma		New
		Pro Forma		New	Adjustments—		Gold Kist
	Gold Kist	Adjustments—		Gold Kist	Initial		Pro Forma
	Historical	Conversion		Pro Forma	Public Offering		As Adjusted
Income Statement Data:
Net sales volume	$1,629,204			1,629,204			1,629,204
Cost of sales	1,402,843			1,402,843			1,402,843

Gross margins	226,361			226,361			226,361
Distribution, administrative and general expenses	80,494			80,494			80,494
Benefit plans settlement and curtailment gains	(9,908)			(9,908)			(9,908)

Net operating margins	135,959			135,959			135,959
Other income (deductions):
Interest and dividend income	1,061			1,061			1,061
Interest expense(b)	(27,701)			(27,701)	4,321	(9)	(23,380)
Unrealized loss on investment	(18,486)			(18,486)			(18,486)
Miscellaneous, net	5,419			5,419			5,419

Total other deductions	(39,707)			(39,707)	4,321		(35,386)

Margins from operations before income taxes	96,252			96,252			100,573
Income tax expense	39,500	4,198	(8)	43,698	1,961	(10)	45,659

Net margins(b)	$56,752	4,198		52,554	2,360		54,914

Net earnings per share:
Basic	—			1.31			1.13
Diluted	—			1.31			1.13
Average common shares outstanding:
New Gold Kist(11):
Basic	—	40,000		40,000	8,560		48,560
Diluted	—	40,000		40,000	8,560		48,560

(b)	On March 10, 2004, Gold Kist issued $200.0 million of senior notes due 2014 and repaid certain indebtedness. If the issuance of the $200.0 million of senior notes due 2014 had occurred as of June 30, 2002 and had been used to reduce then existing indebtedness and net proceeds from the proposed initial public offering discussed herein were applied to reduce additional existing indebtedness, interest expense for the nine months ended March 27, 2004 would have decreased by approximately $1.0 million. The net margins for the nine months ended March 27, 2004 would have increased by $0.5 million.

See Accompanying Footnotes to Pro Forma Consolidated Financial Statements.

Notes to Pro Forma Consolidated Financial Statements

(unaudited)

The following describes adjustments as made in the related Unaudited Pro Forma Consolidated Financial Statements. The redemption, conversion and related proposed initial public offering are further described in the disclosure statement-prospectus.

As a part of the conversion the holders of nonqualified patronage equity may elect to have their nonqualified equity redeemed in cash which would result in a tax deduction for Gold Kist. No tax benefit has been reflected in the pro forma financial statements to give effect for any redemption of nonqualified equity. If all eligible holders of nonqualified patronage equity elect to redeem their nonqualified patronage equity, cash redemptions would approximate $115.0 million and result in a tax benefit of approximately 37%, or $42.6 million.

(1)	Represents the reclassification of all patronage reserves and retained earnings to additional paid-in-capital for conversion from a cooperative marketing association to a for profit corporation and the accrual of the $120.0 million of cash and 32 million shares of New Gold Kist common stock expected to be distributed to members and former member equity holders in the redemption and the conversion.

(2)	Represents the sale of 18 million shares of common stock assuming an initial public offering price of $15.00 per share. We expect gross proceeds from our proposed initial public offering of $270.0 million.

(3)	Represents underwriting fees and estimated expenses of our proposed initial public offering.

(4)	Represents the expected cash payment to members and former members equity holders in the redemption and conversion.

(5)	Represents the repayment of debt including subordinated capital certificates of interest ($18.2 million), the related interest on deposit ($7.6 million), our Term B loan ($9.6 million), our industrial revenue bond ($7.5 million) and 35% of our senior notes due 2014 ($70.0 million).

(6)	Reflects the write-off of capitalized financing costs ($2.4 million) and 35% of the unamortized discount on the senior notes due 2014 ($1.1 million) and the payment of prepayment penalties on the subordinated capital certificates of interest and partial repayment of the senior notes due 2014 ($8.7 million) and the charge to retained earnings for the aggregate amount of these items.

(7)	Represents the estimated tax benefit of the items described in Note 6.

(8)	Reflects the net changes in taxes resulting from the conversion from a cooperative marketing association to a for profit corporation. The changes in the effective tax rates resulted from the nondeductibility as a for profit corporation of cash patronage refunds and redemptions of nonqualified equity.

(9)	Reflects estimated net reduction in interest expense assuming application of the net proceeds of approximately $113.0 million from the proposed initial public offering to the reduction in outstanding principal of our revolving credit facility and our $95.0 million Tranche A term loan outstanding during the periods presented.

(10)	Represents the tax effect of the reduction in interest expense, outlined in Note 9, at the pro forma effective tax rates after conversion.

(11)	Pro forma common shares of New Gold Kist include 32 million shares distributed at conversion and 8 million shares (based on an initial offering price of $15.00 per share) whose proceeds would be necessary to pay the distribution to members and former member equity holders. As adjusted additional common shares include only those common shares the proceeds of which are being reflected in pro forma adjustments in the statement of operations—debt repayment, and resulting interest expense reduction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Summary

After two decades of rapid growth, the broiler industry is maturing and will be dependent on new and value-added product development, as well as expanded export opportunities for continued revenue growth. Production and operating efficiencies will also be necessary for increased profitability. In addition, the industry is undergoing consolidation as a number of acquisitions and mergers have occurred in the last five years. The market share of the top five U.S. firms in terms of ready-to-cook broiler meat production has increased from approximately 49% to 60% during that period, and this trend is expected to continue.

The industry has experienced volatility in results of operations over the last five years and expects the volatility to continue in the foreseeable future. Volatility in results of operations is generally attributable to fluctuations, which can be substantial, in broiler sales prices and cost of feed grains. Broiler sales prices tend to fluctuate due to supply of chicken, viability of export markets, supply and prices of competing meats and proteins, animal health factors in the global meat sector and general economic conditions.

Broiler market prices were favorable during the first half of fiscal 1999 as a result of industry-wide live production problems that restricted broiler supplies. Broiler prices weakened in the second half of fiscal 1999 as these problems were resolved and supplies increased. Market prices for poultry dark meat were weak during fiscal 1999 as a result of the Russian and Asian economic crises that began during the summer of 1998. Depressed broiler prices continued through fiscal 2000 and most of fiscal 2001 due to increased production levels and the large supply of competing meats, primarily pork and beef. Broiler prices strengthened during the first half of fiscal 2002 due to an improved supply/demand balance. Strong export demand, principally from Russia, favorably impacted both foreign and domestic markets and fueled higher broiler prices through the first eight months of fiscal 2002. However, on March 10, 2002, Russia banned the import of U.S. poultry. This led to downward pressure on broiler sales prices due to excess domestic supply. Export sales industry-wide declined by approximately 20% during the fourth quarter of fiscal 2002. Although the Russian ban on U.S. imports was lifted in April 2002 and product specifications and other issues were resolved in August 2002, fiscal 2003 sales to Russia were 60% below levels prior to the embargo. Increased domestic supplies and higher supplies of competing meats continued the downward pressure on broiler sales prices through the majority of fiscal 2003. Resumption of export sales to Russia and improved domestic demand for chicken products have contributed to improved broiler prices in the first nine months of fiscal 2004.

According to the USDA World Agricultural Outlook Board, or WAOB, 2003 U.S. broiler meat production approximated 32.399 billion pounds, ready-to-cook weight, 1.6% above the 31.895 billion pounds produced in 2002. This is the smallest increase in broiler production for the industry in recent history, and has contributed to improved broiler market prices in the nine-month period ended March 27, 2004. Heavier bird weights slightly offset lower egg sets and chick placements. The WAOB April estimate for 2004 broiler meat production is 33.676 billion pounds, which is a 3.9% increase from the 2003 figures. Subject to the supplies of competing meats, the status of export markets and other factors, we believe this increase in supply, which is below historical averages for years prior to 2003, should continue to contribute to improved broiler sales prices in fiscal 2004 compared to average prices for fiscal 2003. However, current broiler sales prices are approaching their highest levels since 1999 and are not expected to continue at these levels.

Our poultry export sales historically have been less than 10% of total net sales. Our poultry export sales, which we define as sales other than to customers in the United States or Canada, for fiscal 2001, 2002, 2003 and the first nine months of fiscal 2004 were $68.8 million, $74.2 million, $56.4 million and $70.7 million, respectively. The U.S. poultry industry historically has exported 15% to 20% of domestic production, principally dark meat products. Any disruption in the export markets can significantly impact domestic broiler sales prices due to excess domestic supply. Starting in fiscal 2000, poultry export markets strengthened as demand from

Russia increased due to changes in import tariffs and improved economic conditions due to the rise in world oil prices, which led to increased consumption. Increased demand continued through fiscal 2001 due in part to the ban on red meat imports from the European Union. Strong export sales continued through the first half of fiscal 2002, increasing 49% over the same period in fiscal 2001. However, due to the Russian ban mentioned above, export sales for the last quarter of fiscal 2002 decreased 32.6% from export sales in the same period in fiscal 2001. The drop in export sales continued in fiscal 2003, decreasing 24% from fiscal 2002. Due to the resumption of sales to Russia, export sales for the first nine months of fiscal 2004 were significantly higher than for the same period in fiscal 2003. In December 2003, Russia implemented a quota system that has reduced U.S. poultry imports by an estimated 30% from levels prior to the embargo. This quota could negatively affect our exports in future periods. In addition, China, Japan and several smaller chicken importing countries have banned all imports of certain broiler products from the United States due to chickens in several states testing positive for avian influenza. Also, as a result of this event, Russia has banned the import of broiler products from the affected states. Although our broiler production operations are not located in the affected states, the continuation or expansion of these bans could negatively affect our results of operations.

The cost of feed grains, primarily corn and soybean meal, represents approximately fifty percent of total live broiler production costs. Prices of feed grains fluctuate in response to worldwide supply and demand. Corn and soybean meal prices increased in fiscal 2003 by 25% and 18%, respectively, due to stronger worldwide demand and a reduced U.S. crop due to weather problems in grain producing areas. Higher feed grain prices, particularly soybean meal, are expected to continue at least through fiscal 2004. According to the USDA World Agricultural Outlook Board, projected lower South American soybean production and reduced global stocks are expected to push the season-average farm price to the highest level in 20 years.

We believe that we can reduce the impact of industry volatility on our results by increasing our value-added product lines, continuing to improve our cost structure and continuing our commitment to an unbranded strategy to grow private label sales. In March 2004, we improved our capital position and financial leverage through the issuance of the senior notes.

General issues such as increased domestic and global competition in the meat industry, heightened concerns over the safety of the U.S. food supply, volatility in feed grain commodity prices and export markets, increasing government regulation over animal production and animal welfare activism continue as significant risks and challenges to our profitability and growth and profitability and growth of the broiler industry.

Results of Operations

Nine Month Period Ended March 27, 2004 Compared to Nine Month Period Ended March 29, 2003

For the nine months ended March 27, 2004, net sales volume increased 19.4% from $1.4 billion in the comparable period last year to $1.6 billion in the current year. The increase in net sales volume was due primarily to an approximate 18.2% increase in average chicken sales prices for the nine months ended March 27, 2004. An overall strengthening economy, favorable production levels, improved export demand and higher prices in the beef and pork meat sectors contributed to stronger demand and higher chicken sales prices in the fiscal 2004 period. Current diet trends emphasizing low fat proteins such as chicken or fish have also favorably impacted product demand.

Our export sales of $70.7 million for nine months ended March 27, 2004 were 77% higher than the fiscal 2003 period, due to substantially increased prices, the resumption of shipments to Russia and increased demand from other countries. An import quota system was negotiated and announced by Russian officials in December 2003. The U.S. share of the total quota was 771,900 tons or 73.5%. This is below the U.S. levels of imports prior to the embargo; however, increased demand from other countries has partially offset this reduction. Our export sales to Russia increased 29.9% in pounds shipped and 110.2% in dollar value from $13.1 million in the March 2003 year-to-date period to $27.5 million in the March 2004 year-to-date period.

We had net operating margins of $136.0 million for the nine months ended March 27, 2004, compared to net operating losses of $(45.1) million in the comparable period last year. The increase in operating margins in the March 2004 period was due primarily to higher chicken selling prices partially offset by higher feed ingredient costs, principally soybean meal. Soybean meal prices were 24.9% higher per ton during the nine-month period ended March 27, 2004 than the same period a year ago. The increased feed grain costs were due to adverse weather conditions experienced late in the growing season. We expect that higher soybean meal prices will continue until the U.S. fall harvest due to tighter supplies. Cost of sales also included a $3.5 million charge to write down the assets and recognize other expenses, primarily employee severance amounts, related to the closing of a poultry processing facility announced in September 2003.

Our pork production operations were breakeven for the nine months ended March 27, 2004 as compared to a net operating loss of $3.0 million for the comparable period in 2003. The improvement was attributable to improved hog market prices brought about by lower beef supplies.

The 34.5% year-to-date increase in distribution, administrative and general expenses was principally due to incentive compensation accruals associated with the net margins for the year-to-date March 2004 periods compared to the net losses in the March 2003 periods. We also experienced higher benefit costs, principally pension expense and employee medical claims during the first nine months of fiscal 2004, which contributed to the increase.

We recognized $9.9 million of pension settlement expense in the quarter ended March 27, 2004. The settlement expense resulted from lump sum distribution payments from the plan to electing retiring employees exceeding service and interest cost components of pension expense in the plan year. In October 2002, we substantially curtailed our postretirement supplemental life insurance plan. A gain from the curtailment of approximately $10.9 million is reflected in the accompanying consolidated statements of operations for the nine-month period ended March 29, 2003.

Other deductions totaled $39.7 million for the nine months ended March 27, 2004, compared to $42.0 million for the comparable period last year.

In October 2002, Southern States Cooperative, Inc. (SSC) notified us that, pursuant to the provisions of the indenture under which we purchased the capital trust securities, SSC would defer the quarterly interest payment due on October 5, 2002. Interest payments for subsequent quarters have also been deferred. The terms of the capital trust securities allow for the deferral of quarterly interest payments for up to 20 quarters, with the deferred payments bearing interest at 10.75%. As a result of the deferral of the interest payments, we reduced the carrying value of the capital trust securities by $24.1 million with a corresponding charge included in other deductions for the nine months ended March 29, 2003.

As of December 31, 2003, SSC’s total stockholders’ and patrons’ equity fell below our carrying value of the preferred stock investment, which the Company believes is a triggering event indicating impairment. We valued the preferred securities based on a discounted cash flow approach and recorded an “other-than-temporary” impairment charge of $18.5 million included in other deductions for the nine months ended March 27, 2004.

As interest rates and market conditions change, or if SSC incurs additional significant losses, the carrying value of the securities could be further reduced. Also, the proceeds from any future sale of the securities could differ from these estimates. If these events were to occur, they could have a material impact on the Association’s results of operations and financial position.

Interest expense was $27.7 million for the nine-month period ended March 27, 2004, compared to $18.4 million for the comparable period last year. The increase in the year-to-date interest expense was due in large part to the prepayment penalty of $5.5 million associated with the payoff of the $45.0 million term loan due to an insurance company. In addition, higher interest rate spreads over the London Interbank Offered Rate (LIBOR) and amortization of fees related to the February 2003 amendment to the Senior Credit Facility and the arrangement of the Temporary Revolving Credit Facility that matured on September 30, 2003 contributed to the increase.

Miscellaneous, net was income of $5.4 million for the nine months ended March 27, 2004, compared to expense of $1.6 million for the comparable period last year. Gains from the sale of assets and from the settlement in August 2003 of notes receivable that exceeded their carrying value were the primary items resulting in the March 2004 year-to-date income amounts. The notes receivable were acquired from the parent corporation of the other general partner of a pecan processing and marketing partnership dissolved in January 2003. A payment in December 2002 representing our share of a legal settlement as a former partner of a peanut processing and marketing company resulted in expense in the nine months ended March 29, 2003. Income from a hog grow-out joint venture with another regional cooperative was $.5 million for the nine months ended March 27, 2004 as compared to a loss of $.9 million for the nine months ended March 29, 2003 due to improved hog market prices.

The combined effective rate for determining the tax benefit on the loss before income taxes for the nine months ended March 29, 2003 was 24.1%. The lower tax benefit on the net loss for the nine months ended March 29, 2003 was due to the deferred income tax valuation allowance established for the unrealized capital loss resulting from the write down of the SSC capital trust securities in October 2002.

For the nine months ended March 27, 2004, our combined federal and state effective income tax rate used to calculate the tax expense on the margins before income taxes was 41.0%. The increased effective tax rate over the federal and state statutory rates for the nine months ended March 27, 2004 was primarily due to the deferred income tax valuation allowance established for the unrealized capital loss resulting from the write down of the SSC preferred stock investment in December 2003.

Income tax expense (benefit) for the periods presented reflects income taxes at statutory rates adjusted for available tax credits and deductible nonqualified equity redemptions.

Fiscal 2003 Compared to Fiscal 2002

For the year ended June 28, 2003, net sales volume decreased 0.5% from $1.864 billion in fiscal 2002 to $1.855 billion in fiscal 2003. The decrease in net sales volume was due primarily to a 2% decrease in average poultry sales prices, which was partially offset by a 1.1% increase in ready-to-cook broiler meat production. The decrease in average poultry sales prices was principally due to a reduction in export demand experienced industry-wide. The reduction resulted primarily from the Russian ban on U.S. chicken imports instituted in March 2002 and their continuing regulatory import restrictions. This event and problems with other export markets negatively impacted both foreign and domestic markets. This resulted in an oversupply of broiler meat and lower sales prices. Increased supplies of competing meats, principally beef and pork, also were a significant factor leading to the downward pressure on poultry prices. Broiler prices improved during the fourth quarter of fiscal 2003 due to the impact of industry production constraints and seasonal demand. Our export sales of $56.4 million for fiscal 2003 were 24% lower than those for fiscal 2002 due to the continuing impact of Russian import regulatory issues, increased foreign competition and problems with other export markets. Although the Russian ban was lifted in mid-April 2002 and product specifications and other issues were resolved in August 2002, sales to Russia were 53% below prior year levels.

We had net operating losses of $19.6 million for fiscal 2003 as compared to net operating margins of $69.8 million in fiscal 2002. The decrease in operating margins was due primarily to the decrease in poultry selling prices and a 6.2% increase in the cost of sales. The increased costs were attributable to higher feed ingredient and production costs, including energy, for fiscal 2003 as compared to fiscal 2002. Total feed costs in fiscal 2003 were 12.8% higher than in fiscal 2002. These increases were partially offset by the receipt of $8.9 million in June 2003 representing our share as a class claimant in the class action litigation against methionine suppliers for overcharges. Also as part of the implementation of an automated system for spare parts and supply inventories, we changed our level of item cost for inclusion in inventory. The change resulted in an approximate additional $4.6 million of spare parts and supplies capitalized in fiscal 2003. Our pork production operations posted a net operating loss of $3.1 million in fiscal 2003 as opposed to a net operating margin of $1.3 million in fiscal 2002.

The 6.4% decrease in distribution, administrative and general expenses was principally due to the absence of incentive compensation accruals due to the net loss for fiscal 2003, a general salary freeze and lower benefit costs due to benefit plan changes effected in fiscal 2002 and fiscal 2003.

In October 2002, we substantially curtailed our postretirement supplemental life insurance plan, and in April 2003, we substantially curtailed our postretirement medical plan for existing retirees. The postretirement medical plan for active employees was curtailed in January 2001. Previously eligible retired employees between the ages of 55 and 65 could continue their coverage at rates above the average cost of the medical insurance plan for active employees. A gain from these curtailments of approximately $20.3 million is reflected in the fiscal 2003 consolidated statement of operations with the accompanying reduction in the accrued postretirement benefit liability in the accompanying fiscal 2003 consolidated balance sheet.

Interest and dividend income was $2.3 million in fiscal 2003 as compared to $9.4 million in fiscal 2002. The amount for fiscal 2002 was earned principally from the SSC capital trust and preferred securities. No dividends or interest were paid or accrued on these securities in fiscal 2003. As a result of the deferral of the interest payments, we have reduced the carrying value of the SSC securities by $24.1 million with a corresponding charge against margins from continuing operations before income taxes in fiscal 2003.

Interest expense was $25.0 million in fiscal 2003, 10.7% below the $28.0 million incurred in fiscal 2002. The decrease in interest expense was due to lower average market interest rates partially offset by higher average loan balances and fees.

Miscellaneous, net of $2.4 million expense for fiscal 2003 includes the litigation settlement payment in December 2002 related to Golden Peanut Company, LLC.

Our combined federal and state effective income tax rate used to calculate the tax benefit of the fiscal 2003 loss before income taxes was 25%. The combined effective rate for fiscal 2002 was 32%. The limited fiscal 2003 tax benefit is due to the deferred income tax valuation allowance established for the unrealized capital losses resulting from the write down of the SSC investment and the dissolution of the pecan processing and marketing partnership. Income tax expense (benefit) for the periods presented also reflects income taxes at statutory rates adjusted for available tax credits and deductible nonqualified equity cash refunds and redemptions.

In response to the adverse operating conditions in fiscal 2003, we instituted a cost reduction plan freezing pay levels, reducing staff and overtime, implementing further employee benefit plan reductions/eliminations and selling certain non-operating assets.

Fiscal 2002 Compared to Fiscal 2001

For fiscal 2002, net sales increased 2.9% from $1.81 billion in fiscal 2001 to $1.86 billion in fiscal 2002. The increase was due primarily to a 1% improvement in average selling prices and a 4% increase in live weight pounds processed. The increase in poultry sales prices was principally due to strong export demand, experienced industry-wide, which favorably impacted both foreign and domestic markets. The increased export demand, principally from Russia, strengthened broiler sales prices through the first half of fiscal 2002. However, in March 2002, Russia banned the import of U.S. poultry. This led to downward pressure on broiler sales prices and reduced export sales industry-wide during the second half of fiscal 2002. Although the ban was lifted in April 2002, only limited shipments resumed as new product specifications and poultry plant recertifications were required for export eligibility to Russia. Export sales only comprised approximately 4% of our fiscal 2002 gross sales volume; however the increased domestic supply caused by the embargo led to a 2.7% decrease in overall broiler sales prices in the fourth quarter of fiscal 2002.

We had net operating margins of $69.8 million for fiscal 2002 as compared to net operating margins of $65.5 million in fiscal 2001. The increase in net operating margins before the fiscal 2001 benefit curtailment gain was due primarily to higher poultry selling prices and increased volume. These factors were partially offset by slightly higher overall total feed and other production costs for 2002 as compared to fiscal 2001 due to the increase in pounds processed. Our pork division posted an operating margin of $1.3 million in fiscal 2002 as compared to an operating margin of $2.4 million in fiscal 2001. The 1.2% decrease in distribution, administrative and general expenses in fiscal 2002 as compared to fiscal 2001 was principally due to benefit program changes implemented in fiscal 2001.

The components in other deductions totaled $0.1 million in fiscal 2002 as compared to an $18.9 million deduction in fiscal 2001. Interest and dividend income was $9.4 million for fiscal 2002 as compared to $11.3 million for fiscal 2001. Interest expense was $28.0 million for fiscal 2002 as compared to $40.0 million for fiscal 2001, a decrease of 30%. The decrease was due to lower average loan balances resulting from improved cash flow from operations and from the sale of investments, and lower market interest rates. The sale of the marketable equity security and other investments resulted in a pretax net gain of $15.6 million in fiscal 2002. We withdrew as a member of Golden Peanut Company effective June 30, 2001 and therefore had no equity in the earnings of Golden Peanut Company for fiscal 2002 as compared to $10.0 million in fiscal 2001. Miscellaneous, net was income of $2.9 million for fiscal 2002 as compared to a deduction of $0.2 million for fiscal 2001. Income from a hog grow-out joint venture with another regional cooperative was $1.1 million in fiscal 2002 as compared to $2.1 million in fiscal 2001, due to a decrease in hog market prices. This reduction was more than offset by gains on sales of assets of approximately $1.4 million in fiscal 2002 as compared to losses of $2.7 million in fiscal 2001.

The combined federal and state effective tax rate for fiscal 2002 was 32% compared to 29% in fiscal 2001. Income tax expense for the periods presented reflects income taxes at statutory rates adjusted for available tax credits, dividends received deductions and deductible nonqualified equity redemptions.

Liquidity and Capital Resources

Our liquidity is dependent upon funds from operations and external sources of financing.

On March 10, 2004, we issued $200.0 million aggregate principal amount of senior notes in a private offering pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The interest rate on the senior notes is 10 1/4%, with interest payable semi-annually on March 15 and September 15. The senior notes were issued at a price of 98.47% and are reflected net of the discount of $3.06 million in the accompanying consolidated balance sheet at March 27, 2004. We expect to repay approximately $70.0 million of these notes, including the payment of $7.2 million in prepayment penalties, with a portion of the proceeds from our proposed initial public offering.

In connection with the offering of our senior notes, we amended the terms of our senior credit facility to provide for a revolving line of credit in an aggregate principal amount of $125.0 million, including a sub-facility of up to $60.0 million for letters of credit, for a term of three years. The agreement governing this facility subjects us to customary financial and other covenants and contains customary events of default. The facility is secured by a security interest in substantially all of our assets, including all of our present and future accounts receivable and inventory, fixed assets and the stock of certain of our subsidiaries. Borrowings under the facility are limited to the lesser of $125.0 million and a borrowing base determined by reference to a percentage of the collateral value of the accounts receivable and inventories, including our broiler and breeder flocks, securing the facility. As of March 27, 2004, we had approximately $99.9 million available for borrowing under this facility.

As of March 27, 2004 we had approximately $42.3 million in aggregate principal amount of senior exchange notes outstanding with an insurance company. We are required to make annual principal repayments on these notes of $5.0 million. These notes mature in May 2010. The agreements governing these notes subject us to customary financial and other covenants and contains customary events of default. These notes are secured by substantially all of our inventories, receivables and property, plant and equipment.

We also have a term loan with an agricultural credit bank with an aggregate principal amount outstanding of approximately $32.2 million as of March 27, 2004. This term loan will mature on December 1, 2012, with required semi-annual principal repayments in the amount of $1.8 million. In addition, under the same facility, we have a term loan with an aggregate principal amount outstanding as of March 27, 2004 of $9.6 million, which we intend to repay using a portion of the proceeds from the proposed initial public offering. This term loan will mature on December 31, 2007, with required quarterly principal repayments of $600,000. The agreement governing these loans subjects us to customary financial and other covenants and contains customary events of default. These borrowings are secured by substantially all of our inventories, receivables and property, plant and equipment.

We also have subordinated capital certificates of interest with original fixed maturities ranging from seven to fifteen years. As of March 27, 2004, certificates having a principal amount of $18.2 million were outstanding, which we intend to repay using a portion of the proceeds from the proposed initial public offering.

In addition, we have approximately $33.8 million outstanding under letters of credit issued by various institutions.

We have an additional $7.5 million of industrial revenue bonds outstanding, which we intend to repay using a portion of the proceeds from the proposed initial public offering.

At March 27, 2004, we were in compliance with all applicable loan covenants and other credit facilities.

For the first nine months of fiscal 2004, cash provided by operating activities was $147.2 million compared to cash used in operating activities of continuing operations of $40.8 million for the first nine months of 2003. The increased cash flow was due to the strong operating results for the period as adjusted for non-cash items, principally depreciation and amortization, the unrealized loss on investment, accrued benefit costs and deferred income taxes. Cash used in financing activities for the nine months ended March 27, 2004 was $47.8 million compared to cash provided by financing activities for the nine months ended March 29, 2003 of $86.0 million. During the period, we repaid gross outstanding debt of $235.0 million, or $38.1 million, net of $196.9 million of proceeds from senior notes, including scheduled long-term debt amounts and payments on the revolver and senior credit facility. At March 27, 2004, we had unused loan commitments of $99.9 million and cash of $80.5 million invested in short term interest bearing instruments.

In fiscal 2003, cash used in operating activities of continuing operations was $15.7 million as compared to cash provided by operations of $68.0 million in fiscal 2002. The decrease was due to the $51.4 million net loss from continuing operations, which included benefit plan curtailment gains of $20.3 million, which loss was partially offset by depreciation, and the $24.1 million unrealized loss on investment. Net cash used during fiscal 2003 in investing activities and discontinued operations was $28.3 million and $18.4 million, respectively, as compared to net cash provided from investing activities of $45.2 million in fiscal 2002, principally from the sale of investments. Cash provided by financing activities in fiscal 2003 was $64.3 million, principally from our senior credit facility, as compared to cash used in financing activities in fiscal 2002 of $115.6 million.

Working capital and patrons’ and other equity were $269.3 million and $231.2 million, respectively, at March 27, 2004 as compared to $210.2 million and $183.9 million, respectively, at June 28, 2003. The reclassification of our senior credit facility from long-term debt to a current liability in November 2003 resulted in the reduction in working capital. At March 27, 2004, we did not have any amounts outstanding under our senior credit facility. The increase in patrons’ and other equity reflects the net margins for the nine month period ended March 27, 2004 partially offset by $3.8 million of equity redemptions.

We had capital expenditures of $34.7 million in fiscal 2003, which were limited to the completion of existing projects and essential replacements. In response to a difficult market environment in fiscal 2003, a number of expense reductions were undertaken to mitigate the negative financial impact. These included the suspension of capital expenditures other than those already in process, and other than to meet safety, environmental or customer requirements. For fiscal 2003, cash expenditures were approximately $4.7 million for equity redemptions, net of insurance proceeds from our equity insurance program, and $1.5 million for cash patronage refunds. Our equity insurance program covers our approximately 700 equity holders with more than $100,000 in total equity, with an annual premium of approximately $1.9 million. In August 2003, our Board of Directors suspended the early cashing of notified equity at the request of the holder, but will continue to pay the full face value to the estates of deceased equity holders, subject to a $4.0 million limitation on total equity cashings in fiscal 2004. The redemption of patrons’ equity is subject to the discretion of our Board of Directors. Following the completion of this offering, and as a consequence of the conversion of Gold Kist from a cooperative marketing association to a for profit corporation, all members’ and former member equity holders’ patronage equity will be redeemed for cash, exchanged for our common stock or both. See “Unaudited Pro Forma Consolidated Financial Information.”

We have spent approximately $19.8 million in capital expenditures in the nine month period ended March 27, 2004 and expect to spend an additional $12.0 to $15.0 million in the last quarter of fiscal 2004 that include expenditures for expansion of further processing capacity and technological advances in our poultry production and processing. In addition, planned capital expenditures include other asset improvements and necessary replacements. Our management intends to fund planned fiscal 2004 capital expenditures and related working capital needs with existing cash balances, cash expected to be provided from operations and this offering and additional borrowings under our amended senior credit facility, as needed.

Effective January 1, 2004, we prospectively amended our qualified pension plan. For benefits earned in 2004 and future years, the basic pension formula was changed from 50% to 45% of final average earnings, early retirement benefits were reduced, and the lump sum distribution option is no longer available. The pension benefits earned by employees through 2003 were unchanged. As a result of these amendments, the projected pension plan minimum contribution commencing in calendar 2005 was reduced from $7.0 million estimated at July 2003 to $4.0 million.

We recognized $9.9 million of pension settlement expense in the three months ended March 27, 2004. The settlement expense resulted from lump sum distribution payments from the plan to electing retiring employees exceeding service and interest cost components of pension expense in the plan year.

We believe cash on hand, cash equivalents and cash expected to be provided from our proposed initial public offering and operations, in addition to borrowings available under our amended senior credit facility, will be sufficient to maintain cash flows adequate for our operational objectives during fiscal 2005.

Contractual Obligations

Obligations under long-term debt, non-cancelable operating leases and feed ingredient purchase commitments at March 27, 2004 are as follows (in millions):

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt(a)	$309.5	13.4	25.4	28.8	241.9
Operating leases(b)	53.7	15.5	21.7	14.3	2.2
Feed ingredient purchase commitments(c)	307.3	307.3	—	—	—

Total	$670.5	336.2	47.1	43.1	244.1

(a)	Excludes $33.8 million in total letters of credit outstanding related to normal business transactions.
(b)	Operating lease commitments as of June 28, 2003. There have not been any significant changes in the nine months ended March 27, 2004.

(c)	Feed ingredient purchase commitments include both priced and unpriced contracts in the ordinary course of business. Unpriced feed ingredient commitments are priced at market as of March 27, 2004 for the month of delivery. If necessary, these commitments could be settled at a gain or a loss dependent on grain market conditions.

Critical Accounting Policies

The preparation of our Consolidated Financial Statements requires the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal years presented. The following is a summary of certain accounting policies that we consider to be critical. Other significant accounting policies are disclosed in Note 1 of Notes to the Consolidated Financial Statements.

Valuation of Investments.    We have an investment in the preferred and capital trust securities of SSC. We have accounted for the capital trust securities as “available for sale” securities under the provisions of SFAS No. 115 “Accounting for Certain Debt and Equity Securities.” The capital trust securities are reflected at an approximate fair value based on discounted cash flows using interest rates for similar securities. The preferred stock is an equity security that does not have a readily determinable market value and is carried at cost and periodically assessed for “other-than-temporary” impairments.

As interest rates, market conditions and the credit worthiness of SSC change, the carrying values of the securities could be reduced. Also, the proceeds from any future sale of these securities could differ from these estimates. These events could have a material impact on our results of operations and financial position.

Allowance for Doubtful Accounts.    Our management estimates the allowance for doubtful accounts based on an analysis of the status of individual accounts. Factors such as current overall economic and industry conditions, historical customer performance and current financial condition, collateral position and delinquency trends are used in evaluating the adequacy of the allowance for doubtful accounts. Changes in the economy, industry and specific customer conditions may require us to adjust the allowance amount recorded. These adjustments could have a material impact on our results of operations and financial position.

Accrued Self-Insurance Costs.    We are self-insured for certain losses related to property, fleet, product and general liability, worker’s compensation and employee medical benefits. Stop loss coverage is maintained with third party insurers to limit our total exposure. Estimates of the ultimate cost of claims incurred as of the balance sheet date are accrued based on historical data and estimated future costs. While we believe these estimates are reasonable based on the information available, actual costs could differ and materially impact our results of operations and financial position.

Employee Benefits.    We incur various employment-related benefit costs with respect to qualified and nonqualified pensions and deferred compensation plans. Assumptions are made related to discount rates used to value certain liabilities, assumed rates of return on assets in the plans, compensation increases, employee turnover and mortality rates. We utilize third party actuarial firms to assist management in determining these assumptions. Different assumptions could result in the recognition of differing amounts of expense over different periods of time.

Income Taxes.    We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized for the tax effect of temporary differences between the financial statement and tax basis of recorded assets and liabilities at current tax rates. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The recoverability of the tax assets recorded on the balance sheet is based on both our historical and anticipated earnings levels and is reviewed to determine if any additional valuation allowance is necessary when it is more likely than not that amounts will not be recovered.

Effects of Inflation

The major factor affecting our net sales volume and cost of sales is the change in market prices for broilers, hogs and feed grains. The prices of these commodities are affected by world market conditions and are volatile in response to supply and demand, as well as political and economic events. The price fluctuations of these commodities do not necessarily correlate with the general inflation rate. Inflation has, however, adversely affected our operating costs such as labor, energy and material costs.

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity,” which is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for the classification of liabilities in financial statements that have characteristics of both liabilities and equity. Any redemption of our patrons’ equity is subject to the discretion of the Board of Directors and is not mandatorily redeemable. Therefore implementation of SFAS 150 did not have a significant impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. Generally, the provisions of the interpretation are effective for the first interim period ending after March 15, 2004. Implementation of FIN 46 did not have a material impact on our consolidated financial statements.

In May 2003, the Emerging Issues Task Force, or EITF, of the FASB reached a consensus on Issue 01-08, “Determining Whether an Arrangement Contains a Lease.” If an arrangement contains a lease in accordance with the EITF guidance, the timing of the expense and recognition in the balance sheet (if a capital lease) and disclosures could be affected. The EITF is effective for all arrangements agreed to or modified in fiscal periods beginning after May 28, 2003. This EITF is not material to the company for those arrangements entered into or modified during the nine month period ended March 27, 2004.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement does not have a material impact on our consolidated financial statements.

In December 2003, the FASB issued a revision of SFAS No. 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” which is effective for our fiscal year ending June 26, 2004. Interim period disclosures required by SFAS No. 132 are incorporated in the notes to the unaudited interim consolidated financial statements as of and for the nine month periods ended March 29, 2003 and March 27, 2004.

Quantitative and Qualitative Disclosure About Market Risks

Market Risk.    Our principal market risks are exposure to changes in broiler and commodity prices and interest rates on borrowings. Although we have international sales and related accounts receivable from foreign customers, there is no foreign currency exchange risk as all sales are denominated in U.S. dollars.

Commodities Risk.    We are a purchaser of certain agricultural commodities used for the manufacture of poultry feeds. We use commodity futures and options for economic hedging purposes to reduce the effect of changing commodity prices and to ensure supply of a portion of our commodity inventories and related purchase and sale contracts. Feed ingredients futures and option contracts, primarily corn and soybean meal, are accounted for at fair value. Changes in fair value on these commodity futures and options are recorded as a component of product cost in the consolidated statements of operations. Terms of our senior credit facility limit the use of forward purchase contracts and commodities futures and options transactions. As of March 27, 2004, the notional amounts and fair value of our outstanding commodity futures and options positions were not material.

Feed ingredient purchase commitments for corn and soybean meal in the ordinary course of business were $307.3 million at March 27, 2004. These commitments include both priced and unpriced contracts. Unpriced feed ingredient commitments are valued at market for the month of delivery as of March 27, 2004. Based on estimated annual feed usage, a 10% increase in the weighted average cost of feed ingredients would increase annualized cost of sales by an estimated $60.0 million.

Interest Rate Risk.    We have exposure to changes in interest rates on certain debt obligations. The interest rates on our amended senior credit facilities fluctuate based on the London Interbank Offered Rate (LIBOR). A 1% change in LIBOR would increase annual interest expense by approximately $1.4 million, without taking into account our expected application of a portion of the net proceeds of the proposed initial public offering to repay certain of our outstanding indebtedness.

BUSINESS

Overview

We are the third largest integrated broiler company in the United States, accounting for over 9% of chicken, or broiler, meat produced in the United States in 2003. In addition, we believe we are the largest producer of private label broiler products in the United States. We operate a fully-integrated broiler production, processing and marketing business. Our broiler production operations include nine broiler complexes located in Alabama, Florida, Georgia, North Carolina and South Carolina. Each complex operates in a different geographic region and includes pullet (young hens less than 26 weeks old grown as replacement hens for breeding) and breeder (hatching egg) flocks, broiler flocks, one or more hatcheries, one or more feed mills and one or more poultry processing plants. Three complexes also have rendering plants to process by-products.

For the nine month period ended March 27, 2004, we produced and marketed approximately 2.3 billion pounds of ready-to-cook broiler products. Our broiler products include whole broilers, cut-up broilers, segregated broiler parts and further-processed products packaged in various forms, including fresh bulk ice pack, chill pack and frozen. We sell our products to over 3,000 retail, industrial, foodservice and export markets. Our registered trademarks include the Gold Kist Farms, Young ‘n Tender, Early Bird, Dish in a Dash and McEver’s brands. We are focusing our growth efforts on higher value, higher-margin, further-processed products. Sales of our further-processed products represented approximately 19.1% of our sales for fiscal 2003, up from approximately 16.2% and approximately 14.4% for fiscal 2002 and fiscal 2001, respectively. For the nine month period ended March 27, 2004, our business generated total net sales of approximately $1.6 billion, net operating margins of approximately $136.0 million and net margins of approximately $56.8 million.

Industry

General

Prior to 1960, the U.S. poultry industry was highly fragmented with numerous small, independent breeders, growers and processors. The industry has consolidated during the last 40 years, resulting in a relatively small number of larger, more vertically integrated companies. In general, vertical integration of the U.S. poultry industry has led to increased operating cost efficiencies at each stage of the production process. We believe these cost efficiencies have had an adverse effect on less vertically integrated poultry producers, as they have been unable to realize the synergies benefiting their more integrated competitors.

U.S. Market Fundamentals

Broiler products currently are the most consumed meat in the United States, primarily due to growth in broiler consumption in the 1980s and 1990s. Such growth was primarily due to chicken’s distinctive attributes, including consistent quality, high versatility and perceived health benefits, which helped broiler meat gain a competitive edge over red meats and increase market share relative to beef and, to a lesser extent, pork.

Increased exports were also a key factor in the increased demand for chicken during recent decades. Broiler meat exports experienced an eight-fold increase from 1980 to 2000 and proved to be an important outlet for domestically undervalued chicken parts, specifically dark meat. Major export markets for U.S. broilers include Russia and other former Soviet republics, Hong Kong, Mexico, Japan and Canada. Total exports accounted for approximately 15% of overall U.S. broiler production in 2003.

Broiler production in the United States is concentrated in the southern and mid-Atlantic regions, with the largest production states, Georgia, Arkansas, Alabama and Mississippi, accounting for more than 80% of total production.

Industry Profitability

Profitability in the broiler industry is materially affected by the prices of feed ingredients and the prevailing market prices of broiler products. As a result, the broiler industry is subject to cyclical earnings fluctuations. For example, feed ingredient costs are dependent on a number of factors unrelated to the broiler industry. Small movements in feed ingredient costs may result in large changes in industry profits from fresh broiler products. By comparison, we believe that feed costs are typically lower as a percentage of total costs in further-processed and prepared broiler products. As a result, increased sales of further-processed and prepared broiler products, as a percentage of total sales, by broiler producers should reduce to some extent the sensitivity of earnings to feed ingredient cost movements.

Chicken Products versus Other Meat Proteins

From 1982 to 2002, annual per capita consumption of chicken products in the United States increased approximately 65.1%, while annual per capita consumption of beef declined approximately 12.1% and annual per capita consumption of pork increased approximately 4.9%. The following chart illustrates, for the periods indicated, per capita consumption in pounds of chicken in the United States relative to beef and pork.

Consistent quality, high versatility and perceived health attributes have contributed to the rapid market penetration of chicken products in the last several decades, with marked improvements beginning in the 1980s. Chicken presents significantly lower levels of fat and cholesterol in comparison with beef and pork. We believe U.S. consumers highly value these attributes and that they constitute an important factor guiding food purchasing decisions among health conscious consumers. This trend has benefited from the shifting demographic mix as the U.S. population ages and becomes more health conscious.

Growth in chicken consumption has also been enhanced by new products and packaging which increase convenience and product versatility. These products include breast fillets, tenderloins and strips, formed nuggets and patties and bone-in parts, which are sold fresh, frozen and in various stages of preparation, including blanched, breaded and fully-cooked. Most of these products are targeted towards the foodservice market, which is comprised of chain restaurants, food processors, foodservice distributors and certain other institutions.

According to the National Chicken Council, an industry trade association, U.S. production of further-processed chicken products will increase from approximately 6.3 billion ready-to-cook pounds in 1992 to an estimated 16 billion ready-to-cook pounds in 2004. This product group is the fastest growing product group in the U.S. chicken industry, and the National Chicken Council estimates that the market share of this product group will increase from 30.0% of U.S. chicken production in 1992 to approximately 47.5% of such production in 2004.

Consumer preferences in the United States have become increasingly sophisticated, and include consistent quality, convenience and variety in the eating experience. Because of its intrinsic characteristics, mild flavor, ease of cooking and preparation and high versatility, we believe chicken is better suited to a host of applications, including both food manufacturing and foodservice, than competing meat proteins.

Chicken’s quasi-neutral taste is well suited for marinating and makes broiler meat compatible with almost any kind of seasoning, sauce, taste-enhancer or flavor-modifier. In addition, chicken’s unique texture allows for considerable flexibility in the form of the final product. Furthermore, chicken cooks faster and more easily than beef and, especially, pork. We believe these distinctive characteristics have helped chicken gain a competitive advantage in terms of delivering innovative products in tune with consumers’ needs and expectations. Value-added and inventive chicken offerings include convenience-enhanced products, such as ready-to-eat and ready-to-cook entrees, flavor-improved items, such as marinated dishes, breaded products, such as nuggets, chicken fingers and popcorn chicken, Buffalo wings and patties.

General

Gold Kist is an agricultural membership cooperative, headquartered in Atlanta, Georgia. Upon completion of the conversion, Gold Kist will be merged with and into New Gold Kist, a newly formed for profit corporation. Gold Kist’s cooperative membership consists of approximately 2,400 farmer members located principally in Alabama, Florida, Georgia, North Carolina and South Carolina. After the conversion, we expect that substantially all of our members will continue to be contract growers for New Gold Kist on substantially the same terms as prior to the conversion. Our business primarily consists of marketing farm commodities, principally broiler products, on behalf of members. Under our standard Membership, Marketing and/or Purchasing Agreement, which is entered into between each member and us, we undertake to market for the member agricultural products delivered by the member which are of a type marketed by us.

Other Businesses

While 99% of our revenues are derived from our broiler production operations, we also have several smaller operations which account for less than 1% of our total net revenue in which we do business with non-members and engage in non-cooperative activities through subsidiaries and partnerships. Our pork group coordinates the production and marketing of hogs raised by member growers in Alabama, Georgia and Mississippi. Our other operations include a captive insurance company to provide coverage for the retained losses within the deductibles of our auto liability, general liability and the workers’ compensation coverage, an interest in a partnership that owns our headquarters building and a design, fabrication and installation firm primarily serving customers in the meat, poultry, chemical and wood products businesses with a focus on wastewater treatment systems.

Broiler Production

We are a vertically-integrated producer of fresh, frozen and further processed broiler products. Our broiler operation is organized into several divisions, each encompassing one or more of our broiler complexes. Each broiler complex operates within a separate geographical area and includes within that area broiler flocks, pullet and breeder (hatching egg) flocks, one or more hatcheries, a feed mill, poultry processing plant(s), management and accounting office(s) and transportation facilities. Through these complexes, we control the production of hatching eggs, hatching, feed manufacturing, growing, processing and packaging of our product lines.

Integration reduces costs by coordinating each stage of production. All stages are controlled to utilize resources and facilities at maximum efficiency. Integration practices not only improve cost efficiency but also permit the production of higher quality, more uniform birds. In addition, integration contracts are also desirable for growers, as the contracts shift market risk to the integrators. The integrator is also responsible for all processing and marketing activities. We believe these activities are crucial to the success of broiler production and require large scale and specialized expertise.

Breeding and Hatching

We maintain our own breeder flocks for the production of hatching eggs. Our breeder flocks are acquired as one-day old chicks (known as pullets) from primary breeding companies that specialize in the production of breeder stock. We maintain contracts with our growers in connection with pullet farm operations for the grow-out of pullets (growing the pullet to the point at which it is capable of egg production, which takes approximately six months). Thereafter, we transport the mature breeder flocks to breeder farms that are operated and maintained by our growers. Eggs produced from these breeder flocks are transported to our hatcheries in our vehicles.

Growout

We place our chicks on growout farms, where broilers are grown to an age of approximately six to eight weeks. The farms provide us with sufficient housing capacity for our operations, and are typically grower-owned farms operated under contract with us. The grower provides the housing and the growout equipment, such as feeders, waterers and brooders, as well as water, electricity, fuel, litter, management and labor. We provide the chicks, feed, necessary medication and technical advice and supervision to the growers. Our growers are compensated pursuant to an incentive formula designed to promote production cost efficiency. These bonuses are earned by having lower mortality rates, the rate at which the broilers convert feed into body weight, or conversion rate, and/or by having fewer birds rejected before processing than the average grower. Conversely, payments to growers who perform worse than their peers on these measures are discounted.

Feed Mills

An important factor in the grow-out of broilers is the conversion rate. Principal raw materials used by us for the production of poultry include agricultural commodities such as corn and soybeans utilized as feed ingredients. The quality and composition of the feed are critical to the conversion rate, and accordingly, we formulate and produce our own feed.

Feed grains are commodities subject to volatile price changes caused by weather, size of harvest, transportation and storage costs and the agricultural policies of the United States and foreign governments. The availability of feed ingredients at reasonable prices has been generally favorable for us because of the increased stocks of such commodities generated by large domestic crops in the last five years, although prices for such commodities increased in fiscal 2003 due to reduced domestic production. Generally, we purchase our corn and other feed supplies at current prices from domestic suppliers, principally in the Midwestern United States. Feed grains are available from an adequate number of sources. Although we have not experienced, and do not anticipate problems in securing adequate supplies of feed grains, price fluctuations of feed grains can be expected to have a direct and material effect upon our profitability. Although we sometimes purchase grains in forward markets, it cannot eliminate the potentially adverse effect of grain price increases.

Processing

Once the chicks reach processing weight, they are transported to our processing plants. These plants use modern, highly automated equipment to process and package the broilers. We also have the capabilities to produce deboned and other further-processed products at some of our processing facilities.

Products

We produce an extensive line of chicken products as required by each of our customers in their respective markets. We have launched new and innovative value-added products in close coordination with our retail and foodservice customers. Our further-processed products include those items processed by our further processing lines at our Sumter, South Carolina and Boaz, Alabama plants; the individually quick-frozen lines at our Sumter, South Carolina and Russellville, Alabama plants; the frozen whole muscle products at our Ellijay, Georgia; Boaz, Alabama; and Sumter, South Carolina plants; and our McEver’s hot dog and sausage products. All other products, including mechanically separated chicken and edible material sent to rendering, are referred to as “fresh, frozen and minimally-processed” products.

The following table lists our chicken products:

Fresh, Frozen and Minimally Processed	Further-processed

• Fresh whole

• Bone-in portion control

• Fresh pre-packaged retail

• Boneless

• Boneless portion control

• Rotisserie chicken

• Frozen leg quarters, boneless skinless breasts, quick serve cut-up and miscellaneous items

• Mechanically separated chicken

• Other (edible parts for rendering)

• Fully-cooked breast strips, pulled and diced meat

• Fully-cooked breaded nuggets, patties and tenders

• Oil-set breaded nuggets, patties and tenders

• Marinated and seasoned chicken items

• Fully-cooked marinated and breaded parts and pieces

• Oil-set marinated and breaded parts and pieces

• Individually quick frozen parts

The principal products we market are whole broilers, cut-up broilers, segregated broiler parts and further-processed products packaged in various forms, including fresh bulk ice pack, chill pack and frozen. Our ice pack chickens are packaged in ice or dry ice and sold primarily to distributors, grocery stores and quick serve chains. We produce and market our frozen chickens primarily to school systems, the U.S. military services, quick serve restaurant chains and foreign countries that participate in the U.S. export market. Our further-processed products, which include preformed breaded chicken nuggets and patties and deboned, skinless and marinated products are sold primarily to quick serve restaurant and grocery store chains. We produce and package chill pack chickens for retail sale and keep them chilled by mechanical refrigeration from the packing plant to the store counter. Our chill pack chicken is sold in certain localities under the Gold Kist Farms and Young ‘n Tender brand names, and in some cases, under customers’ private labels. Most of our frozen chicken carries the Gold Kist or Early Bird brand names.

Sales and Marketing

Poultry products are marketed primarily from our corporate headquarters in Atlanta. Our products are sold nationally, although our sales are especially strong in the southeastern region of the United States. Our customers primarily consist of retail, foodservice, industrial and export customers.

Retail Customers

We are a major supplier to all but one of the top ten U.S. food retailers, as measured by 2003 sales. Our strengths in the retail market include our ability to serve any size customer, our southeastern U.S. location, which gives us access to a large portion of the U.S. population, and our ability to closely coordinate with our retail customers through our state-of-the-art warehouse management and inventory control system in Guntersville, Alabama.

Our retail products are sold to our customers under the Gold Kist Farms brand name and under the private labels of certain U.S. supermarkets and other customers. Our retail sales consist principally of fresh and frozen whole and cut-up products, deboned products and further-processed products under the Gold Kist Farms, Medallion, Big Value, Your Dinner’s Ready, Dish in a Dash and McEver’s brand names.

Foodservice Customers

We are a major supplier to most major quick serve restaurant chains that use bone-in products. We provide a full line of fresh, frozen, partially- and fully-cooked products to meet the varied needs of our foodservice customers from quick serve restaurant chains to full service restaurants. We also sell our products to a diversified base of foodservice distributors and end-use customers, including the USDA School Lunch Program.

Industrial Customers

We are a major supplier to companies that further process chicken or use chicken as an ingredient in products that they manufacture. We believe our strengths in this “industrial” market include the breadth of our product line and our willingness to conduct research and development tailored to meet our customers’ specific needs.

Export Customers

We also export broiler products to Russia and other former Soviet republics, Europe, China, the Pacific Rim, the Middle East, South and Central America, and the Caribbean Islands. Our product sales managers maintain sales networks overseas through contacts with independent dealers and customers. Our line of products for our export customers includes leg quarters, thighs, drum portions, large and jumbo paws, whole wings, mid-joints and tips, flippers/tips, drumettes, whole frozen chickens (with or without giblets), seasoned or marinated products and cut-up chicken.

Properties

We operate poultry processing plants located in Boaz, Russellville and Guntersville, Alabama; Athens, Douglas, Ellijay and Carrollton, Georgia; Live Oak, Florida; Sumter, South Carolina; and Sanford and Siler City, North Carolina. These plants have an aggregate weekly processing capacity of approximately 14.4 million broilers. Our plants are supported by hatcheries located at Albertville, Crossville, Cullman, Curry, Ranburne, Russellville and Scottsboro, Alabama; Blaine, Bowdon, Calhoun, Commerce, Carrollton, Douglas and Talmo, Georgia; Live Oak, Florida; Siler City and Staley, North Carolina; and Sumter, South Carolina. These hatcheries have an aggregate weekly capacity (assuming 85% hatch) of approximately 15.3 million chicks. Additionally, we operate eleven feed mills to support our poultry operations. The mills have an aggregate annual capacity of approximately 4.7 million tons and are located in Guntersville and Pride, Alabama; Ambrose, Calhoun, Cartersville, Commerce, and Waco, Georgia; Live Oak, Florida; Sumter, South Carolina; and Bonlee and Staley, North Carolina.

We operate five separate distribution centers for the sale and distribution of our poultry products. These centers are located in Tampa, Pompano Beach, and Crestview, Florida; Nashville, Tennessee; and Cincinnati, Ohio.

Our corporate headquarters building, completed in 1975 and containing approximately 260,000 square feet of office space, is located on fifteen acres of land at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia. The land and building are owned by a partnership of which Cotton States Mutual Insurance Company owns 46% of the equity and we own 54% of the equity. We lease approximately 95,000 square feet of the building from the partnership.

We own all of our facilities, except for our headquarters building, the lease on which expires in April 2010. We also lease our poultry distribution facilities in Tampa, Florida and Nashville, Tennessee under leases that expire in May 2005 and December 2006, respectively, and our poultry hatchery facility in Crossville, Alabama under a lease that expires in February 2088.

Competition

The broiler industry is highly competitive and some of our competitors have greater financial and marketing resources than we do. In the United States, we compete principally with other vertically integrated broiler companies, but our broiler products compete with all meat proteins.

In general, the competitive factors in the U.S. poultry industry include price, product quality, product development, brand identification, breadth of product line and customer service. Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that product quality, brand awareness and customer service are the primary bases of competition. In addition we compete with non-vertically integrated further processors in the U.S. prepared food business. However, we believe that we have significant, long-term cost and quality advantages over non-vertically integrated further processors.

We face competition for export sales from both domestic and foreign suppliers. In export poultry sales, we face competition from other major U.S. producers as well as companies in France, China, Thailand and Brazil. Tariff and non-tariff barriers to U.S. poultry established by the European Economic Community, or EEC, since 1962 have virtually excluded us and other U.S. poultry exporters from the EEC market. In addition, EEC exporters are aided in price competition with U.S. exporters in certain markets by subsidies from their governments. Continued restrictions placed by Russian authorities on the export of U.S. poultry to Russia beginning in March 2002 adversely impacted the export sales of domestic suppliers into fiscal 2003. Russia has recently implemented import quotas on chicken and other meats that reduce U.S. broiler imports to approximately 70% of 2002 levels.

While the extent of the impacts of the elimination of tariffs and various bans and embargos are uncertain, we believe we are uniquely positioned to limit our relative exposure to fluctuating markets for two reasons. First, we have extensive export operations, yet we export proportionately fewer products than the industry overall. We export approximately 10% of our products, while the industry as a whole exports approximately 15% of its products. Second, our large size allows us to participate selectively in many international markets in order to limit exposure to any specific export market fluctuation.

Regulation and Environmental Matters

The poultry industry is subject to government regulation, particularly in the health and environmental areas, including provisions relating to the discharge of materials into the environment, by the USDA, the FDA and the Environmental Protection Agency, or the EPA, in the United States and by similar governmental agencies in foreign countries to which we export our products. Our chicken processing facilities in the United

States are subject to on-site examination, inspection and regulation by the USDA. The FDA inspects the production of our feed mills in the United States.

Processing plants, such as those we operate, are potential sources of emissions into the atmosphere and, in some cases, of effluent emissions into streams and rivers. On January 29, 1992, the EPA sent General Notice Letters designating us and several other companies as potentially responsible parties, or PRP’s, for alleged environmental contamination at an Albany, Georgia site we previously owned. We have responded to the General Notice Letter denying liability for the contamination. We are unable to estimate at this time our cost of compliance, if any, to be required for the location. We believe that our potential cost of compliance would not have a material effect on our financial condition or results of operations.

The Georgia Environmental Protection Division has listed the site of our former chemical blending facility in Cordele, Georgia on Georgia’s Hazardous Sites Inventory list under the state’s Hazardous Sites Response Act due to the presence of pesticide and other residue above regulatory standards. We sold this facility in 1985. Remediation may be required in the future to meet regulatory clean-up standards. Since the extent of the conditions at the site have not been completely defined at this time, we are unable to estimate cost of our compliance for this location. We believe that our potential cost of compliance will not have a material effect on our financial condition or results of operations.

In May of 2002, the EPA filed a lawsuit against a number of defunct former owners of an allegedly contaminated Superfund Site in Tifton, Georgia. In addition, the EPA has investigated several other parties, including us, with respect to the site. Settlement discussions with all parties began in April 2003. While we are unable to estimate our cost of settlement for this location, we believe that the potential cost of settlement or compliance would not have a material adverse effect on our financial condition or results of operations.

We anticipate increased regulation by the USDA concerning food safety, by the FDA concerning the use of medications in feed and by the EPA and various other state agencies concerning the disposal of chicken byproducts and wastewater discharges. Although we do not anticipate any regulations having a material adverse effect upon us, a material adverse effect may occur.

Legal Proceedings

In addition to the matter set forth below, we are subject to various other legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect our financial position or results of operations.

Cody, et al v. Gold Kist Inc, et al.    Four female employees of our Corporate Office Information Services Department filed an EEOC sex discrimination suit against us asserting gender based claims about employment and promotion decisions in the Corporate I/S Department. One of the employees continues to be employed by us. After its administrative consideration of the claims, the EEOC has issued “Right to Sue” letters to the four complainants in these claims, meaning that the EEOC will not sue or participate in a suit against us on behalf of the parties in these actions nor will it pursue a systemic discrimination charge in this matter. The action provides that the individuals can now pursue their claims and litigation on their own should they so desire. The four complainants filed an action in federal district court on March 19, 2003, seeking class certification for their claims of gender discrimination, monetary damages and injunctive relief. Discovery for the class certification phase of the litigation is continuing. We intend to defend the litigation vigorously.

Ronald Hughes Gaston v. Gold Kist Inc.    On February 18, Mr. Gaston, a member of our cooperative who was terminated by us as a hatching egg producer, filed a purported class action lawsuit against us in the U.S. District Court for the Northern District of Alabama (Case Number CV-04-J-0326-NW). Through various amendments, Plaintiff named four additional chicken-processing firms as defendants and added an additional Plaintiff, Matthew Burnett. Burnett is associated with Burnett Farms, which is a member of our cooperative.

Plaintiffs allege that the defendants have conspired to prevent competition for production contracts and seek to represent a putative class of all contract farmers and sellers of hatching eggs and live broilers who produced hatching eggs or live broilers in the United States since February 23, 1998. Gold Kist moved to compel arbitration of Plaintiffs’ claims based on arbitration agreements contained in Gold Kist’s production contracts, membership agreements, and by-laws. The Court granted Gold Kist’s motion to compel arbitration on April 28, 2004 and stayed Plaintiffs’ claims against the other defendants pending completion of arbitration between Plaintiffs and Gold Kist. Plaintiffs have not yet initiated an arbitration against Gold Kist. Gold Kist believes that the claims are without merit and intends to defend the matter vigorously and while we cannot predict its outcome, we believe that this lawsuit will not have a material adverse effect on our financial condition.

Employees

As of March 27, 2004, we had approximately 16,000 full-time employees. Our processing facilities operate year round without significant seasonal fluctuations in labor requirements. We have approximately 3,000 employees who are covered by collective bargaining agreements and approximately 575 employees who are members of unions. In our Live Oak, Florida processing plant, 339 employees are members of the United Food & Commercial Workers Union under a collective bargaining agreement that expired in April 2004. We are currently operating this facility under the terms of the expired agreement while we are negotiating with the union to extend the agreement. In our Athens, Georgia processing plant, 30 employees are members of the United Food & Commercial Workers union with a current collective bargaining agreement expiring in October 2004. In our Carrollton, Georgia processing plant, 185 employees are members of the Bakery, Confectionary, Tobacco and Grain Millers union with a current collective bargaining agreement expiring in September 2005. In our Guntersville, Alabama feed hauling facility, 27 employees are members of the Teamsters union with a current collective bargaining agreement expiring in December 2005. We consider our employee relations to be generally satisfactory.

MANAGEMENT

The following table sets forth information about the members of the senior management of New Gold Kist after the conversion. The Board of Directors elects each member of senior management to serve for terms of one year and until their successors are elected.

Name	Age as of February 1, 2004	Years with the Company	Position
John Bekkers	58	18	President, Chief Executive Officer and Director
Michael A. Stimpert	59	20	Senior Vice President, Planning and Administration
Stephen O. West	57	23	Chief Financial Officer, Vice President
J. David Dyson	57	23	General Counsel, Vice President and Secretary
Jerry L. Stewart	64	40	Vice President, Marketing and Sales
Donald W. Mabe	50	18	Vice President, Operations
Marshall Smitherman	61	24	Vice President, Purchasing
Allen C. Merritt	58	31	Vice President, Science and Technology
Harry T. McDonald	59	6	Vice President, Human Resources
Sandra W. Kearney	44	2	Vice President, Information Services
A. Wayne Lord	58	6	Vice President, Corporate Relations
Michael I. Naumann	49	20	Treasurer
W. F. Pohl, Jr.	54	27	Controller

John Bekkers joined Gold Kist in 1985. Prior to joining Gold Kist, Mr. Bekkers was a management consultant, Gold Kist being one of his clients. Mr. Bekkers’ career with us includes seven years as manager of our Northeast Alabama Poultry Division. In 1994 he was named Executive Vice President and was elected to his present position in 2001. Mr. Bekkers is the past Chairman of the National Chicken Council. A native of the Netherlands, he immigrated to the United States in 1962 and served in the U.S. armed forces in Vietnam. Mr. Bekkers attended college in both the Netherlands and California, and completed the Duke University advanced management program.

Michael A. Stimpert joined Gold Kist in 1974. From 1974 through 1986, his primary responsibilities centered in the Marketing Group of the company. In 1986 Mr. Stimpert moved to Golden Peanut Company, a joint venture of the company with three leading global agricultural companies, and stayed there for nine years, spending the last five years there as the Chairman of its Management Executive Committee. He returned to Gold Kist in 1996, assuming his current role. He holds a MBA from Harvard University. Mr. Stimpert has been active in numerous corporate and civic boards of directors. Mr. Stimpert is a veteran of the U.S. Navy, having also served in Vietnam.

Stephen O. West joined Gold Kist in 1980 after being employed at Georgia Power Company and Atlantic Steel Company. Mr. West was promoted to his current position in 1998, having served as Treasurer for the prior fifteen years. He holds a B.E.E. degree from the Georgia Institute of Technology and masters degrees from Georgia State University. Mr. West is a veteran of the U.S. Navy.

J. David Dyson joined Gold Kist in 1980 and was named General Counsel, Vice President and Corporate Secretary in 1998. Prior to joining Gold Kist, he worked as an assistant state attorney general in Georgia. He served in the U.S. Army Corps of Engineers for two years, including one year in Vietnam. He holds a bachelors degree in business administration from Louisiana Tech University and a JD degree and a LLM in taxation from Emory University.

Jerry L. Stewart joined Gold Kist in 1963 as a trainee after graduating from Jacksonville State University. Since then, Mr. Stewart has held a variety of positions, most of which were in the Poultry Group. In 1981, he was promoted to his current position. Mr. Stewart is responsible for the development, implementation and administration of marketing and sales programs and procedures for the Poultry Group. Mr. Stewart is active in several industry organizations.

Donald W. Mabe joined Gold Kist in 1978 as a hatchery manager in Carrollton, Georgia. In 1992, Mr. Mabe was promoted to President of Carolina Golden Products Company in Sumter, South Carolina, a partnership between Gold Kist and its former publicly-owned subsidiary, Golden Poultry Company. In 1998, Mr. Mabe was promoted to his current responsibilities for the daily operations of Gold Kist’s Poultry Group. Mr. Mabe is a graduate of Emory University.

Marshall Smitherman joined Gold Kist in 1995 as Vice President of the Cotton Division and was elected to his present position as Vice President, Purchasing in 1998. He originally worked for Gold Kist from 1966 to 1988 in soybean and grain operations. From 1988 to 1995, he worked as a grain broker in Atlanta. He holds a bachelors degree in agricultural economics from Auburn University.

Allen C. Merritt joined Gold Kist in 1972 as a process engineer and was manager of technical services in the corporate engineering department for four years. He served in distribution and marketing management positions in the Agri-Services Group for eight years and in 1984 was elected Vice President of the Fertilizer and Chemical Division. In 1998, he was named to the new company position of Vice President, Science and Technology. He holds a BChE, MSChE and PhD from Georgia Institute of Technology.

Harry T. McDonald joined Gold Kist in 1997 as director of management systems. He has more than 30 years of experience in the poultry industry in staff and operating positions including serving as President of Seaboard Farms. He was promoted to Vice President, Human Resources in 2000. He has a bachelors degree in business administration from the University of Montevallo.

Sandra W. Kearney joined Gold Kist in 2001 as Vice President, Information Services. She has more than 20 years of information systems experience. Prior to joining Gold Kist, she served as CEO and Chief Technology Officer for a startup technology company developing all-in-one phone switches. She also was Vice President of Information Systems for La Quinta Inns, director of restaurant information systems for General Mills Restaurants and a senior manager in the Price Waterhouse management consulting department. She has a bachelors degree in computer science from Louisiana State University.

A. Wayne Lord returned to Gold Kist in April 2004 as Vice President of Corporate Relations. He began his career in agriculture at Gold Kist in 1979 working in strategic planning, public relations and export management. In the mid-1980s, he moved to Europe where he established and administered one of the American commodity marketing programs. After returning to the United States, he joined Southco Commodities where he served as president for 12 years and for the past two years has been chief development and public relations officer for The Howard School, an independent school in Atlanta. He also served as chairman of the board of directors of a national commodity organization and was instrumental in the creation of a national foundation for scientific research in agriculture. He holds a B.A. degree from Birmingham-Southern College and Masters degree and doctorate from Georgetown University. He is a veteran of the U.S. Navy.

W.F. (Chip) Pohl, Jr. joined Gold Kist in 1976 as director of corporate audit. In 1981, he was named Assistant Controller and in 1983, he was elected to his present position as Controller. Prior to joining Gold Kist, he worked for Peat, Marwick, Mitchell and Company. He also served in the U.S. Army Reserve. He is a certified public accountant and has bachelors and masters degrees in accounting from the University of Georgia.

Michael I. Naumann joined Gold Kist in 1984 as a financial analyst and has held various management positions in the finance department. In 1999 he was elected Assistant Treasurer and director of banking and financial analysis, and in 2004 was promoted to his current position of Treasurer. Prior to joining Gold Kist, he worked for Burroughs Corporation. He holds a BA degree in Economics from Wabash College and a MBA in Finance from Georgia State University.

Board of Directors

After the conversion, our Board of Directors will consist of nine directors, five of whom are independent directors in accordance with the requirements imposed by the Securities and Exchange Commission and the New York Stock Exchange. Our authorized number of directors may be changed by resolution of the Board of Directors.

Board Committees

Audit Committee.    Our audit committee will be comprised solely of independent directors. The audit committee will assist the Board of Directors in its general oversight of our financial reporting, internal controls and audit functions. This committee will adopt an audit committee charter defining this committee’s primary duties, which will include, among other things:

•	monitoring and assessing our compliance with legal and regulatory requirements, our financial reporting process and related internal control systems and the performance generally of our internal audit function;

•	overseeing the services provided by our outside auditors and being directly responsible for the appointment, independence, qualifications, compensation and oversight of our outside auditors, who report directly to the audit committee;

•	providing an open means of communication among our outside auditors, accountants, financial and senior management, our internal audit department, our corporate compliance department and our Board of Directors;

•	resolving any disagreements between our management and our independent auditors regarding our financial reporting;

•	meeting at least quarterly with our senior executives, internal audit staff and independent auditors; and

•	preparing the audit committee report for inclusion in our annual proxy statements for our annual stockholder meeting.

Our audit committee charter will mandate that our audit committee approve all audit, audit-related, tax and other services conducted by our independent auditors.

Compensation Committee.    Our compensation committee will be comprised solely of independent directors. The compensation committee will adopt a compensation committee charter defining its principal duties and responsibilities, including, among other things:

•	establishing guidelines and standards for determining the compensation of our executive officers;

•	evaluating the performance of our senior executives;

•	reviewing our executive compensation policies;

•	determining our chief executive officer’s compensation level and recommending to our Board of Directors compensation levels for our other executive officers;

•	administering and implementing our equity-based and incentive plans; and

•	preparing a report on executive compensation for inclusion in our annual proxy statement for our annual meeting of stockholders.

Nominating / Corporate Governance Committee.    Our nominating / corporate governance committee will be comprised solely of independent directors. This committee will adopt a charter that provides its primary duties and responsibilities, including, among other things:

•	establishing standards for service on our Board of Directors;

•	identifying individuals qualified to become members of our Board of Directors and recommending director candidates for election or re-election to our board;

•	considering and making recommendations to our Board of Directors regarding board size and composition, committee composition and structure and procedures affecting directors; and

•	establishing and monitoring our corporate governance principles and practices, our human resource practices and our fulfillment of our obligations of fairness in internal and external matters.

Grower Advisory Committee

In connection with the conversion, we will invite each of the current members of the Gold Kist Board of Directors, other than those persons who will serve as members of the Board of Directors of New Gold Kist, to serve on New Gold Kist’s Grower Advisory Committee. The Grower Advisory Committee will advise us on issues important to relations with our contract growers and, subject to the direction of the Board of Directors, generally work to ensure a smooth transition from a cooperative to a for profit corporation. The Grower Advisory Committee will continue to advise New Gold Kist for a period of two years following the completion of the conversion to ensure a smooth transition. Each member of the Grower Advisory Committee will be compensated in a manner consistent with their current compensation as a member of Gold Kist’s Board of Directors, including an annual retainer of $20,000 and per diem of $250 with a $500 minimum, plus expenses while traveling at the request of the Board of Directors, as well as health insurance and other benefits, in exchange for each member’s agreement to serve on the Grower Advisory Committee and to forego any additional rights or payments under the change in control agreements that Gold Kist currently has with each director.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will consist of independent directors. None of our executive officers serves as a member of the Board of Directors or compensation committee, or similar committee, of any other company that has one or more of its executive officers serving as a member of our Board of Directors or compensation committee.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the compensation received by our chief executive officer and for each of our four other most highly compensated executive officers (collectively, our Named Executive Officers):

Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation(1)	Other Annual Compensation(2)
John Bekkers President and Chief Executive Officer	2003 2002 2001	$522,115 518,365 403,750	— 170,028 209,024	24,292 23,442 15,919	8,255 8,883 6,537

M. A. Stimpert Senior Vice President, Planning and Administration	2003 2002 2001	$284,000 292,231 247,000	— 85,014 104,512	11,234 12,005 9,287	7,999 9,846 6,903

Jerry L. Stewart Vice President, Marketing and Sales	2003 2002 2001	$240,769 246,429 209,475	— 82,777 104,512	16,180 15,127 11,426	8,815 9,004 7,245

Donald W. Mabe Vice President, Operations	2003 2002 2001	$210,769 203,731 175,500	— 73,925 90,880	9,976 9,513 6,287	6,172 6,522 3,697

Stephen O. West Chief Financial Officer and Vice President	2003 2002 2001	$207,211 200,573 181,642	— 65,365 79,520	488 522 404	7,202 7,979 5,260

(1)	The amounts shown for fiscal 2001, fiscal 2002 and fiscal 2003 set forth that portion of interest earned on voluntary salary and bonus deferrals under nonqualified deferred compensation plans above 120% of the applicable federal rate. Other than such amounts, for such periods, no compensation was paid to any of the above named executive officers, except for perquisites and other personal benefits which for each executive officer did not exceed the lesser of $50,000 and 10% of such individual’s salary plus annual bonus.
(2)	The amounts set forth include the following amounts that were contributed by the Company for fiscal 2001, fiscal 2002 and fiscal 2003 on behalf of the named executive officers pursuant to the Company’s Enhanced Defined Contribution Plan, a qualified defined contribution plan: Mr. Bekkers - $5,900, $5,100 and $2,550, respectively; Mr. Stimpert - $5,392, $5,642 and $2,438, respectively; Mr. Stewart - $6,184, $4,784 and $2,804, respectively; Mr. Mabe - $5,387, $5,337 and $2,511, respectively; and Mr. West - $5,534, $5,340 and $2,510, respectively. In addition, the amounts set forth include for fiscal 2001, fiscal 2002 and fiscal 2003 the following amounts which represent the value of the named executive officer’s benefit from premiums paid by the Company under a split dollar life insurance plan for the named executive officers which was terminated in fiscal 2003: Mr. Bekkers - $2,355, $3,783 and $3,987, respectively; Mr. Stimpert - $2,607, $4,204 and $4,465, respectively; Mr. Stewart - $2,631, $4,220 and $4,441, respectively; Mr. Mabe - $785, $1,185 and $1,186, respectively; and Mr. West - $1,668, $2,639 and $2,750, respectively. The Company used the modified premium method in determining the portion of each premium dollar attributable to the named executive officers for fiscal 2001 and fiscal 2002 and the modified premium method prorated to plan termination for fiscal 2003. The Company recovered the cost of premium payments from the cash value of the policies when the plan was discontinued in fiscal 2003.

Executive Agreements

Mr. Bekkers and Mr. Stimpert have each entered into employment agreements with the company for a term of five years. The agreements provide for continuation of salary and medical benefits and bonus eligibility for the executives for the remaining terms of the agreements in the event the executives’ employment with the company is terminated for reasons other than a “for cause” termination or in the event the executives terminate their employment for “good reasons,” including a change in control, as defined in the agreements.

Change in Control Plans

Under the Gold Kist Officers Contingency Plan, the company has entered into identical change in control agreements with each officer, including the five executive officers named in the summary compensation table. Each change in control agreement provides that following a change in control of the company (as defined in the agreements), if the officer’s employment with the company terminates within two years after the change in control (but prior to the officer’s reaching age 65), the officer will be entitled to receive a severance payment calculated by determining the “Base Severance Amount” as follows:

(1) if the officer is age 60 or younger at the time of termination of his employment, the amount equal to the officer’s compensation paid by the company for the five full calendar years ending before the date of the change in control, or

(2) if the officer is older than age 60 at the time of his termination of employment, the amount equal to the officer’s average annual compensation paid by the company for the lesser of five full calendar years and the full calendar years of service with the company ending before the change in control, multiplied by the number of years and fractions thereof remaining until the officer’s 65th birthday.

The Base Severance Amount is to be adjusted for those officers with less than 15 years of service by prorating the Base Severance Amount with the numerator being the number of completed calendar years of service and the denominator being 15. However, the minimum any terminated officer would receive would be one and one-half times the average annual compensation paid by the company for the actual number of full calendar years worked, if less than five, or the annual salary amount for an officer who has worked less than one calendar year. The severance payment will include an additional amount equal to any excise tax under Section 4999 of the Internal Revenue Code incurred by the officer, plus all federal, state and local income taxes incurred by the officer with respect to receipt of the additional amount. Additionally, under such contracts, medical benefits would remain available to current and retired officers on the same basis as is provided at the time of a change in control. The company has agreed to pay all legal fees and expenses incurred by an officer in the pursuit of the rights and benefits provided by the change in control agreements.

2004 Long-Term Incentive Plan

Our Board of Directors and the board of directors of New Gold Kist have adopted, and Gold Kist as our sole stockholder has approved as part of the plan of conversion, the 2004 Long-Term Incentive Plan, or the LTIP, to be effective as of the completion of the conversion. This equity-based incentive plan is intended to promote our success and enhance our value by linking the personal interests of our employees, directors and consultants to those of our stockholders, and by providing such persons with an incentive for outstanding performance.

The LTIP authorizes the granting of awards to employees, officers, directors and consultants in the following forms:

•	options to purchase shares of our common stock, which may be non-qualified stock options or incentive stock options under the U.S. tax code;

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals;

•	restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the compensation committee;

•	stock units, which represent the right to receive shares of stock in the future, and which may, but need not, be subject to vesting restrictions on terms set by the compensation committee;

•	dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and

•	other stock-based awards in the discretion of the compensation committee, including unrestricted stock grants.

In the event that any outstanding award expires for any reason or is settled in cash, any unissued shares subject to the award will again be available for issuance under the plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (other than to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the plan’s share limit.

In the event of a corporate transaction involving the company (including any stock dividend, stock split, merger, spin-off, or related transaction), the share authorization limits of the LTIP will be adjusted proportionately, and the compensation committee may adjust outstanding awards to preserve their benefits or potential benefits.

The LTIP will be administered by our compensation committee. The compensation committee has the authority to:

•	designate participants;

•	determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards;

•	establish, adopt or revise any rules and regulations to administer the plan; and

•	make all other decisions and determinations that may be required under the plan.

Our Board of Directors may at any time administer this plan. If so, it will have all the powers of the compensation committee.

All awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the compensation committee.

Under section 162(m) of the Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2006, or until the LTIP is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders.

Unless otherwise provided in an award certificate or plan document, upon the death or disability of a participant, all of his or her outstanding awards under the LTIP will become fully vested. Unless otherwise provided in an award certificate or plan document, if a participant’s employment is terminated without cause or the participant resigns for good reason, as those terms are defined in the plan, within one year after a change in control of Gold Kist, then all of that participant’s outstanding awards under the plan will become fully vested. The compensation committee may in its discretion accelerate the vesting of an award at any other time, and may discriminate among participants or among awards in exercising its discretion.

Our Board of Directors or the compensation committee may at any time terminate or amend the LTIP, but any amendment would be subject to stockholder approval if, in the reasonable judgment of the Board of Directors or the compensation committee, the amendment would:

•	materially increase the number of shares available under the plan;

•	expand the types of awards available under the plan;

•	materially extend the term of the plan; or

•	otherwise constitute a material change requiring stockholder approval under applicable laws or the applicable requirements of the New York Stock Exchange.

No termination or amendment of the plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination. The compensation committee may amend or terminate outstanding awards, but those amendments may require the consent of the participant and, unless approved by our stockholders or otherwise permitted by the antidilution provisions of the plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

Our compensation committee will select those employees, officers and directors who will be eligible to participate in the plan. Any awards will be made at the discretion of the compensation committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to the LTIP in the future.

As of the date of this prospectus, we had not granted any awards under the LTIP.

Director Compensation

After the completion of the conversion, the members of our Board of Directors who are not employees of New Gold Kist will receive compensation in amounts set by the compensation committee of our Board of Directors.

DESCRIPTION OF CAPITAL STOCK

New Gold Kist was formed on May 25, 2004. The following summary describes material provisions of New Gold Kist’s Certificate of Incorporation and By-laws. You should read copies of these documents, which are included as exhibits to the registration statement of which this disclosure statement-prospectus is a part.

Authorized Capital Stock

New Gold Kist’s Certificate of Incorporation authorizes 1 billion shares of all classes of stock, of which 100 million are shares of preferred stock, and 900 million are shares of common stock, $.01 par value. The plan of conversion provides that 32 million shares of New Gold Kist common stock, will be issued to Gold Kist members and former member equity holders. These shares, together with 18 million shares of New Gold Kist common stock that we expect to issue in the proposed initial public offering, will constitute all of the issued and outstanding shares of New Gold Kist immediately after the conversion and the proposed initial public offering. All of the shares of New Gold Kist common stock to be distributed to Gold Kist members and former member equity holders in the conversion will be fully paid and non-assessable. No shares of preferred stock have been issued.

Common Stock

New Gold Kist stockholders will be entitled to one vote for each share on all matters voted on by stockholders, and New Gold Kist stockholders will possess all voting power, except as otherwise required by law or provided in any resolution adopted by New Gold Kist’s Board of Directors with respect to any series of New Gold Kist preferred stock. Stockholders have no cumulative voting rights. Accordingly, the holders of a majority of New Gold Kist shares voting for the election of directors can elect all of the directors, if they choose to do so, subject to any rights of the holders of preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of New Gold Kist preferred stock that may be designated by the Board of Directors, New Gold Kist stockholders will be entitled to such dividends as the Board of Directors may declare from time to time from funds available therefor and, upon liquidation, will be entitled to receive pro rata all of our assets available for distribution to such holders. See “Dividend Policy.”

Preferred Stock

New Gold Kist’s Certificate of Incorporation authorizes the Board of Directors, without further stockholder approval (except as may be required by applicable law or New York Stock Exchange regulations), to provide for the issuance of shares of preferred stock, in one or more classes or series, and to fix for each series the relative rights, preferences, qualifications and limitations, as stated in the resolution adopted by the New Gold Kist Board of Directors providing for the issuance of such series and as are permitted by the Delaware General Corporation Law. If the New Gold Kist Board of Directors issues preferred stock, the rights and privileges of New Gold Kist common stockholders could be made subject to the rights and privileges of the holders of preferred stock.

No Preemptive Rights

No stockholder of any class of stock authorized at the distribution date will have any preemptive right to subscribe to any kind or class of New Gold Kist securities.

Number of Directors; Vacancies

Our Certificate of Incorporation provides that the number of our directors shall be no fewer than three and no more than fifteen, as determined by resolutions adopted from time to time by the Board of Directors. Our

By-Laws provide that the number of directors may be increased or decreased by our Board of Directors. Our By-Laws also provide that a vacancy, including a vacancy created by an increase in the number of directors, but not including vacancies resulting from the removal of a director from office by the stockholders, may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, or by a sole remaining director. If no directors remain, the vacancy shall be filled through election by our stockholders.

Removal of Directors

Generally, vacancies on our Board of Directors may be filled by the remaining directors. Our By-Laws provide that a director may be removed from office only with cause, by the vote of stockholders representing at least a majority of the issued and outstanding capital stock entitled to vote for the election of directors at a meeting called for that purpose. Our directors are entitled to elect a successor to fill the vacancy created by the removal of a director by a majority vote of the remaining directors, even if fewer than a quorum.

Amendments to Our Certificate of Incorporation

Generally, amendments to our Certificate of Incorporation must be approved by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. We currently do not have voting groups, and accordingly, amendments to our Certificate generally must be approved by a majority of the votes of the issued and outstanding shares of our common stock.

Limitation of Liability and Indemnification

Our Certificate of Incorporation and Delaware law limit the monetary liability of a director for any action taken, or any failure to take any action, as a director except in cases where the director’s liability is incurred

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Our By-Laws authorize us, to the maximum extent permitted by Delaware law, to indemnify any of our present or former directors or officers who is or was a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than a proceeding initiated by the director or officer, by reason of the fact that he or she is or was our director, officer, employee or agent (or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise) against reasonable expenses, including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding.

The indemnification covers liabilities and reasonable expenses actually incurred by our present and former directors and officers in any proceeding if they have met the relevant standard of conduct, namely:

•	that director or officer conducted himself or herself in good faith; and

•	that director or officer reasonably believed:

(1)	that such conduct was in our best interests or, if the director of officer was not acting in his or her official capacity, was at least not opposed to our best interests, and

(2)	in the case of a criminal proceeding, the director or officer had no reasonable cause to believe such conduct was unlawful.

In addition, Delaware law requires us to indemnify each present or former director, officer, employee or agent who is made a party to a proceeding by reason of his or her service to us against expenses, including attorneys’ fees, actually and reasonably incurred, to the extent that the director, officer, employee, or agent has been successful, on the merits or otherwise, in defense of any action, suit, or proceeding referred to above.

Delaware law does not, however, permit us to indemnify a director:

•	in connection with a proceeding by, or in the right of, the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under Delaware law; or

•	in connection with any proceeding with respect to conduct for which the director or officer was adjudged liable on the basis that an improper personal benefit was received by him or her, whether or not action in his or her official capacity.

Our By-Laws and Delaware law will require us, as a condition to advancing expenses in certain circumstances, to obtain:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the relevant standard of conduct necessary for indemnification; and

•	a written undertaking by him or her to repay the amount reimbursed by us if it is ultimately determined that the director is not entitled to indemnification.

Stockholders’ Meetings

Under our By-Laws, annual meetings of stockholders are to be held at a date and time determined by our Board of Directors following the close of our fiscal year and upon reasonable notice to our stockholders. Special meetings of stockholders may be called only by our Chairman, our Board of Directors, our Chief Executive Officer or our President.

Certain Anti-Takeover Matters

Our Certificate of Incorporation and By-Laws include a number of provisions that we believe may have the effect of encouraging persons considering unsolicited tender offers or other takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. The following is a summary description of these provisions, and we refer you to our Certificate of Incorporation and By-Laws for more information since their terms affect your rights as a stockholder. The anti-takeover provisions include:

Classification of the Board

Our Board of Directors is divided into three classes, each of which consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. After the conversion, the Board of Directors will consist of nine members. Each class of directors serves a three-year term. At each annual meeting of our stockholders, successors to the class of directors whose term expires at the annual meeting are elected for three-year terms. Our By-Laws prohibit cumulative voting. In general, in the absence of cumulative voting, one or more persons who hold a majority of our outstanding shares can elect all of the directors who are subject to election at any meeting of stockholders.

The classification of directors could have the effect of making it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of our board. Two stockholder meetings, instead of one, generally will be required to effect a change in the control of our board. Our board believes that the longer time required to elect a majority of a classified board will help to ensure the continuity and stability of our management and policies since a majority of the directors at any given time will have had prior experience as our directors.

Removal of Directors

Our Certificate of Incorporation provides that our directors may be removed only for cause and upon the affirmative vote of the holders of two-thirds of our outstanding shares.

Business Combinations with Interested Stockholders

The Delaware legislature has enacted legislation which generally prohibits a corporation that has adopted a by-law electing to be covered thereby, which we have done, from engaging in any “business combination” with an “interested stockholder” for a period of three years from the date such person becomes an interested stockholder, unless the interested stockholder:

•	prior to becoming an interested stockholder, obtained the approval of our Board of Directors for either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	becomes the beneficial owner of at least 85% of our outstanding voting stock in the same transaction in which the stockholder became an interested stockholder, excluding for purposes of determining the number of shares outstanding those shares owned by officers, directors, subsidiaries and certain employee stock plans; or

•	subsequent to the acquisition of 15% or more of our outstanding voting stock, acquires additional shares resulting in ownership of at least 85% of our outstanding voting stock and obtains approval of the business combination by the holders of a majority of our shares, other than those shares held by an interested stockholder, officers, directors, subsidiaries and certain employee stock plans.

The term “business combination” refers to a merger, consolidation or other specified corporate transaction. The term “interested stockholder” refers to a 15% stockholder or an affiliate which was a 15% stockholder at any time within the preceding two years.

Stockholder Proposals and Director Nominations

Subject to the discretion of our directors, any of our stockholders who hold at least 10% of our outstanding voting stock can submit stockholder proposals and nominate candidates for the Board of Directors if the stockholders follow the advance notice procedures described in our By-Laws. The notice must include:

•	the name and address, as they appear on our corporate books, of the stockholder proposing the stockholder proposal;

•	The class and number of shares of which are beneficially owned by such stockholder;

•	a description of the stockholder proposal;

•	any material interest of such stockholder in the stockholder proposal;

•	any other information as the Board of Directors deems necessary or appropriate to consider the stockholder proposal; and

•	as to each person whom the stockholder proposes to nominate for election or reelection as director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and evidence satisfactory to us that such nominee has no interests that would limit their ability to fulfill their duties of office).

In order to properly submit a stockholder proposal, the stockholder must submit a notice to our corporate secretary at least 120 calendar days before the anniversary of the date we mailed our proxy materials for the immediately preceding year’s annual meeting of stockholders. However, if the date of the annual meeting of stockholders has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s annual meeting, the notice shall be received by the Secretary at our principal executive offices not fewer than 10 calendar days after the date of notice to the stockholders of the date of the annual meeting.

Special Meetings

Our By-Laws provide that only our Chairman, our Board of Directors, our Chief Executive Officer or our President may call a special meeting.

For business to be properly brought before a special meeting by a stockholder, the stockholder must give timely notice thereof in writing to our Secretary. To be timely, a stockholder’s notice must be received by the Secretary at our principal executive offices within 10 calendar days of notice of the special meeting being sent to stockholders. Such stockholder’s notice to the Secretary shall set forth with respect to any proposal such stockholder proposes to bring before the special meeting the information outlined above for stockholder proposals.

Transfer Agent And Registrar

The New Gold Kist transfer agent and registrar is SunTrust Bank.

SHARES ELIGIBLE FOR FUTURE SALE

All of the estimated 18 million shares of New Gold Kist common stock sold to investors in our proposed initial public offering, or 20.7 million shares if the underwriters exercise their over-allotment option in full, will be eligible for immediate resale in the public market without restriction, except for any of those shares that are beneficially owned at any time by our affiliates, as defined in Rule 144 of the Securities Act, which sales will be subject to the timing, volume and manner of sale limitations of Rule 145. We anticipate that members and former member equity holders receiving shares of New Gold Kist common stock in the conversion will receive notices regarding the number of shares registered in their name approximately six weeks after the completion of the conversion.

Under the plan of conversion, members and former member equity holders who receive shares of New Gold Kist common stock in exchange for their patronage equity or member’s interests will be restricted from selling, transferring, pledging, hypothecating or otherwise assigning 100% of their shares for a period of 270 days following the completion of our proposed initial public offering and 50% of their shares for a period of 360 days following the completion of our proposed initial public offering, except for sales described below, transfers that occurs by operation of law and transfers with the written consent of Merrill Lynch.

During the period beginning 180 days and ending 270 days following the completion of our proposed initial public offering, under the plan of conversion we may, in our sole discretion, release from these transfer restrictions up to 50% of the shares you receive in the conversion. In addition, under the plan of conversion we have the right, but not the obligation, to engage an investment bank to lead an underwritten offering of the shares of our common stock, if any, released during this period. If we decide to engage an investment bank to lead such an offering, we may condition any release of your shares from these transfer restrictions on your participation in such an offering.

In general, under Rule 145 as currently in effect, an affiliate will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of New Gold Kist common stock, or the average weekly trading volume of New Gold Kist common stock during the four calendar weeks preceding such sale. Sales under Rule 145 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about New Gold Kist. If a member or former member equity holder is not an affiliate of New Gold Kist, has held shares of New Gold Kist for at least one year, and New Gold Kist meets certain requirements relating to the availability of current, public information about New Gold Kist, the member or former member equity holder is entitled to resell shares of New Gold Kist common stock without regard to the volume and other restrictions listed above. Alternatively, if a member or former member equity holder is not an affiliate of New Gold Kist, has held shares of New Gold Kist for at least two years, the member or former member equity holder is entitled to resell shares of New Gold Kist common stock without regard to the volume and other restrictions listed above.

There are              shares of common stock available for grant of options, restricted stock, stock appreciation rights, performance stock and performance awards under the New Gold Kist 2004 Long-Term Incentive Plan. We intend to grant options to purchase              shares of common stock to our employees, pursuant to the our Long-Term Incentive Plan, effective on the first day that New Gold Kist common stock trades on the New York Stock Exchange. See “Management—Executive Compensation – 2004 Long-Term Incentive Plan” above. We intend to file a registration statement on Form S-8 to register the shares of common stock that are issuable upon the exercise of stock options outstanding or available for grant pursuant to the Long-Term Incentive Plan. Following effectiveness of the Form S-8, shares covered by the Form S-8 will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates as well as to the limitations on sale and vesting described above.

We have agreed with the underwriters of our proposed initial public offering not to dispose of or hedge any of New Gold Kist common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the completion of our proposed initial public offering continuing through the date 180 days after the date of the prospectus, except for certain issuances relating to employee benefit plans or with the prior written consent of Merrill Lynch.

EXPERTS

The consolidated financial statements and schedule of Gold Kist Inc. and subsidiaries as of June 29, 2002 and June 28, 2003, and for each of the years in the three-year period ended June 28, 2003, have been included herein in reliance upon the reports of KPMG LLP and Ernst & Young LLP (solely with respect to Golden Peanut Company, LLC which consolidated financial statements are not presented herein), independent registered public accounting firms, appearing elsewhere herein, and given upon the authority of said firms as experts in accounting and auditing.

LEGAL MATTERS

The legality of the shares of New Gold Kist common stock to be issued in the conversion and certain tax matters will be passed upon by Alston & Bird LLP, Atlanta, Georgia.

WHERE YOU CAN FIND MORE INFORMATION

Gold Kist files annual, quarterly and current reports, proxy and information statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, you can read and copy this information at the regional offices of the SEC at Woolworth Building, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

Gold Kist Holdings Inc. has filed a registration statement with the SEC under the Securities Act of 1933, as amended, relating to the common stock offered to Gold Kist members and former member equity holders. The registration statement contains additional information about Gold Kist Holdings Inc. and its common stock. The SEC allows us to omit certain information included in the registration statement from this disclosure statement-prospectus. The registration statement may be inspected and copied at the SEC’s public reference facilities described above.

GOLD KIST INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Balance Sheets as of June 29, 2002 and June 28, 2003	F-4

Consolidated Statements of Operations for the years ended June 30, 2001, June 29, 2002 and June 28, 2003	F-5

Consolidated Statements of Patrons’ and Other Equity and Comprehensive Income (Loss) for the years ended June 30, 2001, June 29, 2002 and June 28, 2003	F-6

Consolidated Statements of Cash Flows for the years ended June 30, 2001, June 29, 2002 and June 28, 2003	F-7

Notes to Consolidated Financial Statements	F-8

Interim Unaudited Consolidated Financial Statements:

Consolidated Balance Sheets as of June 28, 2003 and March 27, 2004	F-28

Consolidated Statements of Operations for the Three Month and Nine Month Periods ended March 29, 2003 and March 27, 2004	F-29

Consolidated Statements of Cash Flows for the Nine Month Periods ended March 29, 2003 and March 27, 2004	F-30

Notes to Interim Consolidated Financial Statements	F-31

Financial Statement Schedule:

Report of Independent Registered Public Accounting Firm	F-41

Valuation Reserves and Qualifying Accounts for the years ended June 30, 2001, June 29, 2002 and June 28, 2003	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Gold Kist Inc.:

We have audited the accompanying consolidated balance sheets of Gold Kist Inc. and subsidiaries as of June 29, 2002 and June 28, 2003, and the related consolidated statements of operations, patrons’ and other equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 28, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Golden Peanut Company, LLC and Subsidiaries, an investment accounted for using the equity method of accounting, as described in Note 10(c) to the consolidated financial statements, for the year ended June 30, 2001. The consolidated financial statements of Golden Peanut Company, LLC and Subsidiaries were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Golden Peanut Company, LLC and Subsidiaries for the year ended June 30, 2001, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Kist Inc. and subsidiaries as of June 29, 2002 and June 28, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended June 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia

September 5, 2003, except

for the tenth paragraph of

Note 4, as to which the

date is September 22, 2003 and

the first paragraph of

Note 12, as to which

the date is March 10, 2004

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Golden Peanut Company, LLC

We have audited the consolidated statements of operations, members’ equity, and cash flows of Golden Peanut Company, LLC and subsidiaries (the “Company”) for the year ended June 30, 2001 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Golden Peanut Company, LLC and subsidiaries for the year ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia

August 31, 2001, except

for the fourth paragraph

of Note 11, as to which

the date is September 17, 2001

GOLD KIST INC.

CONSOLIDATED BALANCE SHEETS

(Dollar Amounts, Except Per Share Amounts, in Thousands)

	June 29, 2002	June 28, 2003
ASSETS
Current assets:
Cash and cash equivalents	$8,997	11,026
Receivables, principally trade, less allowance for doubtful accounts of $1,194 in 2002 and $2,002 in 2003	110,470	104,699
Inventories (note 2)	191,130	196,728
Deferred income taxes (note 7)	18,285	43,270
Other current assets	22,587	20,100

Total current assets	351,469	375,823

Investments (note 10)	91,311	66,805
Property, plant and equipment, net (note 3)	229,476	226,905
Prepaid pension costs (note 8)	43,419	—
Deferred income taxes (note 7)	12,008	26,822
Other assets	61,846	65,692

	$789,529	762,047

LIABILITIES AND EQUITY
Current liabilities:
Notes payable and current maturities of long-term debt (note 4):
Short-term borrowings	$10,000	—
Current maturities of long-term debt	15,626	22,162

	25,626	22,162
Accounts payable	64,361	63,281
Accrued compensation and related expenses	34,962	31,875
Interest left on deposit (note 4)	9,773	8,495
Other current liabilities	38,407	39,783
Net liabilities – discontinued operations (note 11)	18,381	—

Total current liabilities	191,510	165,596

Long-term debt, less current maturities (note 4)	250,644	324,011
Accrued pension costs (note 8)	10,287	44,487
Accrued postretirement benefit costs (note 8)	29,628	10,119
Other liabilities	24,299	33,937

Total liabilities	506,368	578,150

Patrons’ and other equity (note 6):
Common stock, $1.00 par value - Authorized 500 shares; issued and outstanding 18 in 2002 and 2 in 2003	18	2
Patronage reserves	195,620	185,620
Accumulated other comprehensive loss	(2,169)	(43,448)
Retained earnings	89,692	41,723

Total patrons’ and other equity	283,161	183,897
Commitments and contingencies (notes 4, 5, 8 and 9)

	$789,529	762,047

See Accompanying Notes to Consolidated Financial Statements.

GOLD KIST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar Amounts in Thousands)

	Years Ended
	June 30, 2001	June 29, 2002	June 28, 2003
Net sales volume	$1,810,755	1,863,828	1,855,126
Cost of sales	1,690,437	1,706,582	1,813,106

Gross margins	120,318	157,246	42,020

Distribution, administrative and general expenses	88,507	87,486	81,859
Benefit plans settlement and curtailment gains (note 8)	33,727	—	20,257

Net operating margins (loss)	65,538	69,760	(19,582)

Other income (deductions):
Interest and dividend income (note 10(a))	11,328	9,426	2,283
Interest expense	(39,996)	(27,962)	(24,968)
Gain on sale of marketable equity security and other investments (note 10(b))	—	15,578	—
Unrealized loss on investment (note 10(a))	—	—	(24,064)
Equity in earnings of affiliate (note 10(c))	10,048	—	—
Miscellaneous, net	(241)	2,882	(2,428)

Total other deductions	(18,861)	(76)	(49,177)

Margins (loss) from continuing operations before income taxes	46,677	69,684	(68,759)

Income tax expense (benefit) (note 7)	13,397	22,055	(17,307)

Margins (loss) from continuing operations	33,280	47,629	(51,452)

Discontinued operations (note 11):
Loss from operations of discontinued joint venture partnership (less applicable income tax benefit of $126 thousand and $7.3 million for the years ended June 30, 2001 and June 29, 2002, respectively)	(214)	(13,543)	—

Net margins (loss)	$33,066	34,086	(51,452)

See Accompanying Notes to Consolidated Financial Statements.

GOLD KIST INC.

CONSOLIDATED STATEMENTS OF PATRONS’ AND OTHER EQUITY

AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended June 30, 2001, June 29, 2002 and June 28, 2003

(Dollar Amounts in Thousands)

	Common stock	Patronage reserves	Accumulated other comprehensive income (loss)		Retained earnings	Total
			Unrealized gain on marketable equity security	Pension liability adjustment
July 1, 2000	$30	197,520	8,747	(582)	33,775	239,490

Comprehensive income:
Net margins for 2001	—	—	—	—	33,066	33,066
Change in value of marketable equity security, net of tax (note 10(b))	—	—	8,812	—	—	8,812
Additional minimum pension liability, net of tax	—	—	—	(1,527)	—	(1,527)

Total comprehensive income						40,351

Redemptions and other changes	(1)	(8,242)	—	—	952	(7,291)

June 30, 2001	29	189,278	17,559	(2,109)	67,793	272,550

Comprehensive income:
Net margins for 2002	—	14,248	—	—	19,838	34,086
Change in value of marketable equity security, net of tax (note 10(b))	—	—	7,920	—	—	7,920
Reclassification adjustment, gain on sale of marketable equity security, net of tax (note 10(b))	—	—	(25,479)	—	—	(25,479)
Additional minimum pension liability, net of tax	—	—	—	(60)	—	(60)

Total comprehensive income						16,467

Cash portion of nonqualified patronage refund	—	(1,656)	—	—	—	(1,656)
Redemptions and other changes	(11)	(6,250)	—	—	2,061	(4,200)

June 29, 2002	18	195,620	—	(2,169)	89,692	283,161

Comprehensive loss:
Net loss for 2003	—	—	—	—	(51,452)	(51,452)
Additional minimum pension liability, net of tax	—	—	—	(41,279)	—	(41,279)

Total comprehensive loss						(92,731)

Redemptions and other changes	(16)	(10,000)	—	—	3,483	(6,533)

June 28, 2003	$2	185,620	—	(43,448)	41,723	183,897

See Accompanying Notes to Consolidated Financial Statements.

GOLD KIST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	Years Ended
	June 30, 2001	June 29, 2002	June 28, 2003
Cash flows from operating activities:
Margins (loss) from continuing operations	$33,280	47,629	(51,452)
Non-cash items included in margins (loss) from continuing operations:
Depreciation and amortization	42,747	39,071	39,495
Unrealized loss on investment	—	—	24,064
Post retirement benefit plans curtailment gains	(33,727)	—	(20,257)
Gain on sale of marketable equity security and other investments	—	(15,578)	—
Equity in earnings of partnership	(10,048)	—	—
Deferred income tax expense (benefit)	13,929	14,012	(14,850)
Other	913	5,633	3,664
Changes in operating assets and liabilities:
Receivables	(299)	(3,473)	5,771
Inventories	8,007	(16,076)	(5,598)
Other current assets	6,715	6,392	2,994
Accounts payable, accrued and other expenses	10,423	(9,610)	518

Net cash provided by (used in) operating activities of continuing operations	71,940	68,000	(15,651)

Net cash used in operating activities of discontinued operations	—	—	(18,381)

Net cash provided by (used in) operating activities	71,940	68,000	(34,032)

Cash flows from investing activities:
Acquisitions of investments	(818)	(671)	—
Acquisitions of property, plant and equipment	(33,495)	(38,899)	(34,651)
Proceeds from disposal of investments	8	90,891	482
Proceeds from employee life insurance policy surrenders	—	—	7,537
Other	1,523	(6,092)	(1,651)

Net cash provided by (used in) investing activities	(32,782)	45,229	(28,283)

Cash flows from financing activities:
Short-term borrowings, net	(33,730)	(88,220)	(10,000)
Proceeds from long-term debt	140,000	95,000	202,920
Principal payments of long-term debt	(136,868)	(117,928)	(126,024)
Patronage refunds and other equity paid in cash	(5,892)	(4,423)	(7,601)
Proceeds from employee life insurance policy borrowings	—	—	5,049

Net cash provided by (used in) financing activities.	(36,490)	(115,571)	64,344

Net change in cash and cash equivalents	2,668	(2,342)	2,029
Cash and cash equivalents at beginning of year	8,671	11,339	8,997

Cash and cash equivalents at end of year	$11,339	8,997	11,026

Supplemental disclosure of cash flow data:
Cash paid (received) during the years for:
Interest (net of amounts capitalized)	$39,538	31,125	25,571

Income taxes	$(6,042)	7,831	(5,855)

See Accompanying Notes to Consolidated Financial Statements.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2001, June 29, 2002 and June 28, 2003

(Dollar Amounts in Thousands)

(1) Summary of Significant Accounting Policies

Gold Kist Inc. is an agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist Inc. operates fully integrated broiler production, processing and marketing operations, as well as pork production facilities. These operations provide marketing and purchasing services to approximately 2,500 breeder, broiler and pork member/producers.

The accounting and reporting policies of Gold Kist Inc. and subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices among agricultural cooperatives. The following is a summary of the significant accounting policies.

(a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Gold Kist Inc. and its subsidiaries (collectively “Gold Kist” or “Company” or “Association”). All significant intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications have been made in fiscal 2001 and 2002 to conform to the presentation in fiscal 2003.

(b) Cash and Cash Equivalents

Gold Kist’s policy is to invest cash in excess of operating requirements in highly liquid interest bearing debt instruments, which include commercial paper and reverse repurchase agreements or money market funds that invest in such securities. These investments are stated at cost, which approximates market. For purposes of the consolidated statements of cash flows, Gold Kist considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

(c) Inventories

Live poultry and hogs consist of broilers, market hogs and breeding stock. The broilers and market hogs are stated at the lower of average cost or market. The breeding stock is stated at average cost, less accumulated amortization.

Raw materials and supplies consist of feed ingredients, hatching eggs, packaging materials and operating supplies. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market. Gold Kist engages in commodity futures and options transactions to manage the risk of adverse price fluctuations with regard to its feed ingredient purchases.

Effective July 2, 2000, the Association adopted Statement of Financial Accounting Standards (SFAS) 133, as amended by SFAS 138. The statement requires the recognition of all derivatives on the balance sheet at fair value. The Company’s derivatives include agricultural related forward purchase contracts, futures and options transactions. The Company’s futures transactions have historically been designated as hedges and options transactions have been marked to market. Effective in the first quarter

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

of fiscal 2001, changes in the fair value of these derivatives, except for forward purchase contracts on which the Company takes physical delivery, have been recorded through earnings. The effect of the adoption of the new statements was immaterial.

Marketable products consist primarily of dressed and further processed poultry. These inventories are stated, principally, on the basis of selling prices, less estimated brokerage, freight and certain other selling costs where applicable (estimated net realizable value).

(d) Revenue Recognition

Revenue is recognized upon shipment or upon transfer of ownership of the product to the customer.

(e) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets as follows.

Land improvements	5 – 10 Years	Office furniture and equipment	3 – 10 Years
Buildings	10 – 25 Years	Automotive equipment	3 – 5 Years
		Machinery and equipment	5 – 10 Years

(f) Investments

Certain investments in other cooperatives are recorded at cost and include the amount of patronage refund certificates and patrons’ equities allocated, less distributions received. These investments are not readily marketable and quoted market prices are not available. Accordingly, it is not practical to determine these investments’ fair value. The equity method of accounting is used for investments in other companies in which Gold Kist’s voting interest is 20 to 50 percent. Investments in less than 20 percent owned companies, which are not readily marketable, are stated at cost.

Gold Kist applies the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Pursuant to the provisions of SFAS 115, the Company had previously classified its marketable equity security, which was sold in December 2001, as “available-for-sale” (see Note 10(b)). Accumulated other comprehensive income (loss) - unrealized gains and losses on “available-for-sale” securities are included as a separate component of patrons’ and other equity in the accompanying consolidated financial statements, net of deferred income taxes.

(g) Income Taxes

Gold Kist operates as an agricultural cooperative not exempt from Federal income taxes. Aggregate margins not refunded in cash to members or allocated in the form of qualified written notices are subject to income taxes.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

The bylaws of Gold Kist provide for the issuance of either qualified or nonqualified patronage refunds (as defined for purposes of Subchapter T of the Internal Revenue Code). Gold Kist utilizes nonqualified patronage refunds, which are deductible for income tax purposes only to the extent paid or redeemed in cash.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

(h) Fair Value of Financial Instruments

Gold Kist’s financial instruments include cash and cash equivalents, receivables, accounts payable and accrued expenses, interest left on deposit, notes receivable and debt. Because of the short maturity of cash equivalents, receivables, accounts payable and accrued expenses, interest left on deposit, and certain short-term debt and certain long-term debt bearing variable interest rates, the carrying value of the financial instrument approximates fair value. All financial instruments are considered to have an estimated fair value, which approximates carrying value at June 29, 2002 and June 28, 2003 unless otherwise specified (see notes 1(f) and 4).

(i) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Effective June 30, 2002, Gold Kist adopted SFAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets”. The adoption of SFAS 144 did not impact the Gold Kist consolidated financial statements. SFAS 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Prior to the adoption of SFAS 144, Gold Kist applied the provisions of SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.”

(j) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net margins (loss), unrealized gains and losses on a marketable equity security and pension liability adjustments, net of tax, and is presented in the consolidated statements of patrons’ and other equity and comprehensive income (loss).

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

(k) Goodwill

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142 “Goodwill and Other Intangible Assets.” The statement requires that goodwill no longer be amortized; instead it will be annually tested for impairment. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early adoption was permitted for companies with fiscal years beginning after March 15, 2001, provided that the first interim period financial statements had not been issued.

Effective July 1, 2001, the Association adopted SFAS 142. Approximately $20 million of goodwill is included in other assets in the accompanying consolidated balance sheets at June 29, 2002 and June 28, 2003. Based upon its annual assessment, the Association has determined that the fair value of its assets in the poultry reporting unit exceeded their carrying value, including the goodwill. Goodwill amortization expense of $1.2 million is included in distribution, administrative and general expenses in the accompanying consolidated statement of operations for the year ended June 30, 2001 with the same impact on net margins.

(l) Fiscal Year

Gold Kist employs a 52/53-week fiscal year. The consolidated financial statements for 2001, 2002 and 2003 reflect 52 weeks, respectively. Fiscal 2004 will be a 52-week year.

(m) Use of Estimates

Management of Gold Kist has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(2) Inventories

Inventories are summarized as follows:

	June 29, 2002	June 28, 2003
Live poultry and hogs	$91,457	97,691
Marketable products	62,390	53,587
Raw materials and supplies	37,283	45,450

	$191,130	196,728

As a part of the implementation of an automated system for spare parts and supply inventories initiated in fiscal 2003 and expected to be completed in fiscal 2004, the Company changed its level of item cost requiring inclusion in inventory. The change resulted in the capitalization, as acquired, of an approximate additional $4.6 million into spare parts and supply inventory as of June 28, 2003.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

(3) Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

	June 29, 2002	June 28, 2003
Land and land improvements	$31,372	32,222
Buildings	202,285	215,845
Machinery and equipment	423,348	435,197
Construction in progress	5,269	1,845

	662,274	685,109
Less accumulated depreciation	432,798	458,204

	$229,476	226,905

(4) Notes Payable and Long-Term Debt

The Company’s long-term debt includes the Series B Senior Exchange Notes and the Series C Senior Exchange Notes with an insurance company and term loans with an agricultural credit bank. The interest rates on these notes are adjusted quarterly using variable rates based on the Company’s financial condition. As of June 28, 2003, interest rates on the Series B Senior Exchange Notes and the Series C Senior Exchange Notes were 12% and 12.25%, respectively. As of June 30, 2002, interest rates on the Series B Senior Exchange Notes and the Series C Senior Exchange Notes were 9.0% and 9.25%, respectively. The interest rates on the term loans were 8.46% and 9.41% at June 29, 2002 and June 28, 2003, respectively.

At July 1, 2001, the Company’s loan agreements included a $240 million Senior Secured Credit Facility with a group of financial institutions that includes a $100 million 364-day revolving line of credit, a $95 million two-year term loan, and a $45 million five-year term loan. The interest rates on the 364-day and two-year term facilities ranged from 2.25% to 3% over LIBOR, adjusted quarterly based on the Association’s financial condition. The interest rate on the five-year term loan was fixed at 10.57%.

In October 2001, the Association refinanced its Senior Secured Credit Facility, replacing the $100 million 364-day revolving line of credit due November 3, 2001 with a $110 million revolving line of credit due October 2002. The $95 million two-year term loan due November 2002 was also replaced with a $95 million two-year term loan due October 2003. Other terms and conditions of the credit facility were essentially unchanged.

In September 2002, the Company refinanced and extended the Senior Secured Credit Facility to include a $110 million Revolving Credit Facility maturing November 2004 and a $95 million Term Loan maturing November 2005. The interest rates on the facility ranged from 1.50% to 2.25% over LIBOR, adjusted quarterly based on the Association’s financial condition. Other terms and conditions were essentially unchanged. The terms and conditions on the $45 million five-year term loan due November 2005 were also unchanged.

In connection with the dissolution of the pecan marketing and processing partnership in January 2003 and the repayment of the partnership’s line of credit, the Association obtained a $10 million term loan from an agricultural credit bank. The term note bears interest at LIBOR plus 3.5%.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

In February 2003, the Company amended its Senior Secured Credit Facility and arranged a Temporary Revolving Credit Facility to provide up to $35 million of incremental liquidity. The Temporary Revolving Credit Facility matures on September 30, 2003 and bears interest at LIBOR plus 4%. There were no amounts outstanding under the Temporary Facility at June 28, 2003. The interest rates on the Senior Secured Credit Facility were also changed in February 2003 to a range of 2% to 4% over LIBOR, adjusted quarterly based on the Association’s financial condition.

The Association’s senior notes, senior secured credit facilities and term loans with an agricultural credit bank are secured by substantially all of the Association’s inventories, receivables, and property, plant and equipment.

Interest left on deposit represents amounts of interest payable, which at the option of the holders of various classes of certificates, is left on deposit with Gold Kist. Additional interest on these amounts accrues at the same rates as the related certificates. Certificates are redeemable at the request of the holder, subject to an interest penalty and other limitations.

The terms of debt agreements specify minimum consolidated tangible net worth, current ratio and coverage ratio requirements, as well as a limitation on the total debt to total capital ratio. The debt agreements place a limitation on capital expenditures, equity distributions, cash patronage refunds, commodity hedging contracts and additional loans, advances or investments. At June 28, 2003, the Association was in compliance with all loan covenants.

As of September 22, 2003, Gold Kist has $43.85 million available under its Senior Secured Credit Facility, excluding the Temporary Revolving Credit Facility which matures September 30, 2003. Based upon Gold Kist’s expected results for 2004 and amounts available under the Senior Secured Credit Facility, Gold Kist anticipates having sufficient liquidity to meet its obligations as they become due. In the event such amounts are not sufficient, Gold Kist will pursue additional sources of financing or asset sales, although no assurances can be given that such additional sources of financing or asset sales will be sufficient for Gold Kist to meet its obligations.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Long-term debt is summarized as follows:

	June 29, 2002	June 28, 2003
Series B senior exchange notes, due in annual installments of $2,727 beginning in February 2002 with interest payable quarterly	$27,273	24,546
Series C senior exchange notes, due in annual installments of $2,273 beginning in May 2002 with interest payable quarterly	22,727	20,454
Senior secured note payable with an insurance company due in November 2005 with interest payable quarterly at a fixed rate of 10.57%	45,000	45,000
Term loan agreements with financial institutions, $5,000 due March 2004, September 2004 and March 2005 with the remainder due in November 2005 (weighted average rate of 4.09% at June 29, 2002 and 4.32% at June 28, 2003)	95,000	95,000
Revolving credit facility, due November 2004 (weighted average interest rate of 4.27% at June 28, 2003)	—	83,000
Term loan agreement with agricultural credit bank, due in semi-annual installments of $1,785 with interest payable monthly	37,505	35,720
Term loan agreement with agricultural credit bank, due in quarterly installments of $400 beginning December 31, 2003 and $600 thereafter with interest payable monthly (weighted average interest rate of 4.85% at June 28, 2003)	—	10,000
Subordinated capital certificates of interest with original fixed maturities ranging from five to fifteen years, unsecured (weighted average interest rate of 7.9% at June 29, 2002 and 8.02% at June 28, 2003)	30,513	23,006
Tax exempt industrial revenue bond due July 2015 with variable interest rate (1.5% at June 29, 2002 and 1.1% at June 28, 2003)	7,500	7,500
Pro rata share of mortgage loans, due in monthly installments to January 2010, secured by an office building (weighted average interest rate of 5.77%)	752	1,947

	266,270	346,173
Less current maturities	15,626	22,162

	$250,644	324,011

Annual required principal repayments on long-term debt for the five years subsequent to June 28, 2003 are as follows:

Year:
2004	$22,162
2005	106,099
2006	137,795
2007	12,213
2008	13,845

Based upon discounted cash flows of future payments, assuming interest rates available to Gold Kist for issuance of debt with similar terms and remaining maturities, the estimated fair value of the Series B and Series C senior exchange notes at June 29, 2002 and June 28, 2003 was approximately $48.2 million and $47.5 million,

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

respectively. The estimated fair value of the term loans with the agricultural credit bank at June 29, 2002 and June 28, 2003 was approximately $35.1 million and $43.2 million, respectively, and the estimated fair value of the senior secured note with an insurance company was $46.7 million at June 29, 2002 and $46.1 million at June 28, 2003.

(5) Leases

Gold Kist leases vehicles, transportation and processing equipment and certain facilities from third parties under operating leases, many of which contain renewal options. Rent expense from continuing operations for 2001, 2002 and 2003 was $19.3 million, $24.2 million and $27.4 million, respectively. Commitments for minimum rentals under non-cancelable operating leases at the end of 2003 are as follows:

Year:
2004	$15,472
2005	12,351
2006	9,393
2007	7,844
2008	6,429
Thereafter	2,196

$53,685

(6) Patrons’ and Other Equity

Gold Kist’s Articles of Incorporation provide for a class of common stock and a class of preferred stock pursuant to the provisions of the Georgia Cooperative Marketing Act. Each member is allocated one share of common stock, $1.00 par value. The common shares are not marketable or transferable and no dividends will be declared on these common shares. No issuance of preferred stock has been authorized by Gold Kist.

Patronage reserves represent undistributed member margins allocated as either qualified or nonqualified notified equity, less income taxes paid on undistributed nonqualified equity. Qualified notified equity is deductible for income tax purposes when allocated; whereas, nonqualified notified equity is deductible upon redemption. The redemption of qualified and nonqualified notified equity is subject to the discretion of the Board of Directors. Patronage reserves do not bear interest and are subordinated to all certificates outstanding and indebtedness of Gold Kist.

Retained earnings include a “set aside” allocation of member margins with the amount based on financial ratios. In addition, the cumulative net margins (losses) resulting from nonmember and nonpatronage transactions, including noncooperative subsidiaries, and losses from patronage operations are reflected in retained earnings. Also included are amounts related to the early redemption of notified equity, representing the difference between the face value and the redemption amounts.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

(7) Income Taxes

Total income tax expense (benefit) was allocated as follows:

	2001	2002	2003
Margins (loss) from continuing operations	$13,397	22,055	(17,307)
Discontinued operations	(126)	(7,293)	—
Patrons’ and other equity - accumulated comprehensive income (loss):
Unrealized gain on marketable equity security	4,745	(4,745)	—
Pension liability adjustment	(910)	(36)	(24,599)

	$17,106	9,981	(41,906)

The provisions for income tax expense (benefit), principally Federal, related to margins (loss) from continuing operations consist of the following:

	2001	2002	2003
Current expense (benefit)	$(532)	8,043	(2,457)
Deferred expense (benefit)	13,929	14,012	(14,850)

	$13,397	22,055	(17,307)

Gold Kist’s combined federal and state effective tax rate from operations for 2001, 2002 and 2003 was 29%, 32% and 25%, respectively. A reconciliation of income tax expense (benefit) allocated to margins (loss) from continuing operations computed by applying the Federal corporate income tax rate of 35% in 2001, 2002 and 2003 to margins (loss) from continuing operations before income taxes for the applicable year follows:

	2001	2002	2003
Computed expected income tax expense (benefit)	$16,337	24,389	(24,066)
Increase (decrease) in income tax expense (benefit) resulting from:
Cash portion of nonqualified patronage refund	—	(580)	—
Change in deferred tax valuation allowance	(7)	9	10,331
Effect of state income taxes, net of Federal benefit	783	146	656
Dividends received deduction	(2,026)	(505)	—
Nonqualified equity redemptions	(1,582)	(1,222)	(1,644)
Employment credits	(195)	(287)	(312)
Other, net	87	105	(2,272)

	$13,397	22,055	(17,307)

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 29, 2002 and June 28, 2003 are as follows:

	2002	2003
Deferred tax assets:
Postretirement benefits	$12,081	29,056
Federal tax operating loss carryforward	—	21,018
Insurance accruals	9,474	9,007
Federal alternative minimum tax carryforward	2,462	3,145
General business credit carryforward	—	2,558
Allowance for doubtful accounts	640	4,675
State tax operating loss carryforwards	3,525	5,128
Equity in partnerships	6,186	972
Unrealized capital loss on investment	6,412	14,835
Other assets	4,599	4,599
Other	2,285	3,762

Total gross deferred tax assets	47,664	98,755
Less valuation allowance	(399)	(10,730)

Total net deferred tax assets	47,265	88,025

Deferred tax liabilities:
Accelerated depreciation	(6,257)	(7,477)
Deferred compensation	(10,715)	(10,456)

Total deferred tax liabilities	(16,972)	(17,933)

Net deferred tax assets	$30,293	70,092

The net change in the total valuation allowance for 2001, 2002 and 2003 was a decrease of $7 and an increase of $9 and $10,331, respectively. The Company’s management believes the existing net deductible temporary differences comprising the total net deferred tax assets will reverse during periods in which the Company generates net taxable income.

At June 28, 2003, Gold Kist has a net operating loss carryforward for federal income tax purposes of $60.1 million, which is available to offset future federal income taxes, if any, through 2023 and a general business credit carryforward for federal income tax purposes of $2.6 million, which is available to offset future federal income taxes, if any. The credits expire in 2018 through 2023.

Gold Kist also has an alternative minimum tax credit carryforward for federal income tax purposes of $3.1 million, which is available to offset future federal income taxes, if any.

(8) Employee Benefits

Pension Plans

Gold Kist has noncontributory defined benefit pension plans covering substantially all of its employees and directors (participants). The plan provisions covering the salaried participants provide pension benefits that are based on the employees’ compensation during the years before retirement or other termination of employment. The plan provisions covering the hourly participants provide pension

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

benefits that are based on years of service. Gold Kist’s funding policy is to contribute within the guidelines prescribed by Federal regulations. Plan assets consist principally of corporate equities and bonds, and U.S. Government and Agency obligations.

Medical and Life Insurance Plans

Effective January 1, 2001, the Association substantially curtailed its postretirement medical benefit plan for current employees. A net gain from the curtailment of $29.5 million is reflected in the accompanying 2001 consolidated statement of operations.

In October 2002, the Association substantially curtailed its postretirement supplemental life insurance plan and in April 2003, the Association substantially curtailed its postretirement medical plan for existing retirees. Retired employees eligible under the plan between the ages of 55 and 65 could continue their coverage at rates above the average cost of the medical insurance plan for active employees. Curtailment gains of $20.3 million are reflected in the accompanying consolidated statement of operations for the year ended June 28, 2003 with the accompanying reduction in the accrued postretirement benefit liability in the accompanying consolidated balance sheet at June 28, 2003.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

The following table sets forth the plans’ change in benefit obligation, change in plan assets and economic assumptions for the years ended June 29, 2002 and June 28, 2003.

	Pension Benefits		Medical & Life Insurance Benefits
	2002	2003	2002	2003
Change in benefit obligation
Benefit obligation at beginning of year	$136,007	139,172	$24,899	41,839
Service cost	5,154	5,521	134	64
Interest cost	9,679	10,193	1,785	2,746
Actuarial losses	4,218	24,582	18,333	1,769
Benefits paid (other than settlements)	(11,860)	(10,336)	(3,312)	(3,375)
Plan amendments	(57)	1,222	—	(37,783)
Settlements and curtailment	(3,969)	—	—	—

Benefit obligation at end of year	139,172	170,354	41,839	5,260

Change in plan assets
Fair value of plan assets at beginning of year	147,064	140,947	—	—
Actual return (loss) on plan assets	5,089	(23,333)	—	—
Contributions by employer	4,623	725	3,312	3,375
Benefits paid (other than settlements)	(11,860)	(10,336)	(3,312)	(3,375)
Settlements	(3,969)	—	—	—

Fair value of plan assets at end of year	140,947	108,003	—	—

Funded status	1,775	(62,351)	(41,839)	(5,260)
Unrecognized transition asset	(1,136)	(240)	—	—
Unrecognized prior service cost	12,037	11,502	(17,704)	(33,600)
Unrecognized actuarial loss	23,741	86,580	25,861	26,177
Contributions after the measurement date	176	994	811	855

Net amount recognized	$36,593	36,485	(32,871)	(11,828)

Prepaid benefit cost	$43,419	—	—	—
Accrued benefit liability	(10,287)	(44,487)	(32,871)	(11,828)
Intangible asset	—	11,633	—	—
Accumulated other comprehensive loss	3,461	69,339	—	—

Net amount recognized	$36,593	36,485	(32,871)	(11,828)

Less current portion			3,243	1,709

			$(29,628)	(10,119)

Weighted-average assumptions as of year-end
Discount rate	7.50%	6.50%	7.50%	6.50%
Expected return on plan assets	9.50	9.00	—	—
Rate of compensation increase	5.01	4.01	—	—

The health care cost trend rate used to determine the medical and life insurance benefit obligation at June 29, 2002 was 10%, declining ratably to 5% by the year 2012 and remaining at that level thereafter. The health care cost trend rate used to determine the medical and life insurance benefit obligation at June 28, 2003 was

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

9.5%, declining ratably to 5% by the year 2012 and remaining at that level thereafter. A 1% increase in the health care cost trend rate would increase the medical and life insurance benefit obligation as of June 28, 2003 by $44. A 1% decrease in the health care cost trend rate would decrease the medical and life insurance benefit obligation as of June 28, 2003 by $42.

	Pension Benefits			Medical & Life Insurance Benefits
	2001	2002	2003	2001	2002	2003
Components of net periodic benefit cost (income):
Service cost	$4,691	5,154	5,521	$2,883	134	64
Interest cost	9,956	9,679	10,193	4,603	1,785	2,746
Estimated return on plan assets	(15,124)	(15,002)	(15,290)	—	—	—
Net amortization	1,077	1,421	1,228	(136)	(1,461)	(177)

	600	1,252	1,652	7,350	458	2,633
Settlements and curtailment	(4,273)	1,100	—	(29,454)	—	(20,257)

Net periodic benefit cost (income) after settlements and curtailment	$(3,673)	2,352	1,652	$(22,104)	458	(17,624)

A 1% increase in the health care cost trend rate would increase the medical and life insurance service and interest cost components as of June 28, 2003 by $196. A 1% decrease in the health care cost trend rate would decrease the medical and life insurance service and interest cost components as of June 28, 2003 by $172.

Eligible employees participate in the Gold Kist 401(k) plan. During fiscal 2001, 2002 and 2003, the Association contributed $648, $1,400 and $1,675, respectively, to the 401(k) plan to partially match employee contributions.

(9) Contingent Liabilities

In August 1999, the State Court of Fulton County, Georgia entered a judgment against Golden Peanut Company (Golden Peanut), a former affiliated company, and in favor of a peanut farming company that alleged it had been underpaid for its 1990 crop. Gold Kist was contingently liable through a Litigation Sharing and Indemnification Agreement with Golden Peanut for its share of any costs related to this litigation. In March 2001, the Georgia Court of Appeals reversed this judgment and ordered a new trial. In November 2002, Golden Peanut reached a settlement on this litigation and Gold Kist’s share was paid in December 2002. The amount is included in other deductions in the accompanying consolidated statements of operations for the year ended June 28, 2003.

Gold Kist is a party to various other legal, environmental and administrative proceedings, all of which management believes constitute ordinary routine litigation incidental to the business conducted by Gold Kist and are not material in amount.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

(10) Investments

(a) Capital Trust and Preferred Securities

In October 1998, the Association completed the sale of assets of the Agri-Services segment business to Southern States Cooperative, Inc. (SSC). In order to complete the transaction, the Association committed to purchase from SSC, subject to certain terms and conditions, up to $60 million principal amount of capital trust securities and $40 million principal amount of cumulative preferred securities if SSC was unable to market the securities to other purchasers. The $60 million principal amount of capital trust securities is redeemable in 2029. In October 1999, the Company purchased for $98.6 million the $100 million principal amount of the securities under the commitment. The securities, with interest/dividends payable quarterly, carried a combined weighted average interest/dividend rate of 8.55% for the year ended June 29, 2002. No dividends from the cumulative preferred securities have been received since the quarterly payment received in January 2002.

In October 2002, SSC notified the Association that, pursuant to the provisions of the indenture under which the Association purchased the capital trust securities, SSC would defer the capital trust certificates quarterly interest payment due on October 5, 2002. Quarterly interest payments for subsequent quarters through July 5, 2003 have also been deferred. The terms of the capital trust securities allow for the deferral of quarterly interest payments for up to 20 quarters with any deferred payments bearing interest at 10.75%.

As a result of the deferral of the interest payments, the Association has reduced the carrying value of the capital trust securities by $24.1 million with a corresponding charge against the loss from continuing operations for the year ended June 28, 2003. The carrying value of the SSC securities was $81.4 million at June 29, 2002 and $57.3 million at June 28, 2003.

As interest rates and market conditions change, the carrying value of the securities could be further reduced. Also, the proceeds from any future sale of the SSC securities could differ from these estimates. If these events were to occur, they could have a material impact on results of operations and financial position of the Association.

Gold Kist is permitted to sell the SSC securities pursuant to applicable securities regulations. The SSC securities are classified as noncurrent assets - investments in the accompanying consolidated balance sheets at June 29, 2002 and June 28, 2003.

(b) Marketable Equity Security

At June 30, 2001, the Association’s marketable equity security was carried at its fair value of $47.8 million, which represented a gross unrealized gain of $27 million. The unrealized gain had been reflected as a separate component of patrons’ and other equity. During the quarter ended December 29, 2001, the Association sold its marketable equity security, its investment in an interregional fertilizer cooperative and other investments realizing total proceeds of $64.6 million and a gain before income taxes of $15.6 million.

Dividends of $723 thousand and $375 thousand are included in interest and dividend income for the years ended June 30, 2001 and June 29, 2002, respectively.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

(c) Golden Peanut Company

Gold Kist had a 25% interest in Golden Peanut Company, LLC and subsidiaries (Golden Peanut). Gold Kist’s investment in Golden Peanut amounted to $24.2 million at June 30, 2001, which was liquidated at that value on August 30, 2001.

Summarized financial information of Golden Peanut is shown below:

Condensed Consolidated Statements of Operations

2001
Net sales and other operating income	$575,662
Costs and expenses	546,414

Net earnings	$29,248

Gold Kist received procurement commissions, royalties and administrative service fees of $.9 million in 2001.

(11) Discontinued Operations - Pecan Processing and Marketing Partnership

Gold Kist held a 25% equity interest and 35% earnings (loss) participation in a pecan processing and marketing partnership. Gold Kist and the parent corporation of the other general partner were each guarantors of up to $60 million under a secured line of credit agreement between an agricultural credit bank and the partnership.

Effective in June 2002, Gold Kist adopted a plan to withdraw from the partnership and discontinue its participation in the operations of the affiliate during 2003. Accordingly, the operating results of the partnership have been segregated from continuing operations and reported separately in the accompanying 2002 consolidated balance sheet and statements of operations and cash flows for all periods presented.

On January 31, 2003, the parent corporation of the other general partner obtained refinancing, the aforementioned line of credit was paid off and the partnership was dissolved. Gold Kist paid $20 million on the aforementioned line of credit and received notes from the parent corporation of the former general partner with a face amount of $11.7 million. The notes bore interest at 12% and were recorded at a discounted amount representing their estimated fair value. The notes were classified as noncurrent assets in the accompanying 2003 consolidated balance sheet. The $20 million payment by Gold Kist was financed from a $10 million drawing from the Senior Secured Line of Credit and a $10 million term note from an agricultural credit bank. On August 22, 2003, Gold Kist settled all outstanding notes receivable for $3.8 million, which exceeded the carrying value of the notes.

(12) Supplemental Combining Condensed Financial Statements

On March 10, 2004, the Company issued senior notes in a private placement offering pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The Senior Notes were issued at a price of 98.47%. Net proceeds from the sale were $191.2 million.

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

The Company’s senior notes, due 2014 are jointly and severally guaranteed by the Company’s domestic subsidiaries, which are 100% owned by Gold Kist Inc. (the “Parent”), except for GK Insurance Inc., a wholly owned captive insurance company domiciled in the State of Vermont.

The following is the supplemental combining condensed balance sheets as of June 29, 2002 and June 28, 2003, the supplemental combining condensed statements of operations for the three years ended June 30, 2001, June 29, 2002 and June 28, 2003, respectively, and the supplemental combining condensed statements of cash flows for the three years ended June 30, 2001, June 29, 2002 and June 28, 2003. The only intercompany eliminations are the normal intercompany revenues, borrowings and investments in wholly owned subsidiaries. Separate complete financial statements of the guarantor subsidiaries, which are 100% owned by the Parent, are not presented because the guarantors are jointly and severally, fully and unconditionally liable under the guarantees.

Balance Sheet:

	As of June 29, 2002
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$8,213	533	251		8,997
Receivables, net	106,275	17,609	10,842	(24,256)	110,470
Inventories	190,988	142	—		191,130
Deferred income taxes and other current assets	24,176	3,579	13,117		40,872

Total current assets	329,652	21,863	24,210	(24,256)	351,469
Investments	110,539	1	—	(19,229)	91,311
Property, plant and equipment, net	228,838	638	—		229,476
Deferred income taxes and other assets	99,930	13,858	3,485		117,273

	$768,959	36,360	27,695	(43,485)	789,529

LIABILITIES AND PATRONS’ EQUITY
Current liabilities:
Short term borrowings	$10,000	—	—		10,000
Current maturities of long-term debt	15,626	—	—		15,626

	25,626	—	—		25,626
Accounts payable	87,706	911	—	(24,256)	64,361
Accrued compensation and related expenses	34,945	17	—		34,962
Interest left on deposit	9,773	—	—		9,773
Other current liabilities	27,458	18,400	10,930		56,788

Total current liabilities	185,508	19,328	10,930	(24,256)	191,510
Long-term debt, less current maturities	250,644	—	—		250,644
Accrued pension costs	10,287	—	—		10,287
Accrued postretirement benefit costs	29,628	—	—		29,628
Other liabilities	9,731	326	14,242		24,299

Total liabilities	485,798	19,654	25,172	(24,256)	506,368

Patrons’ and other equity	283,161	16,706	2,523	(19,229)	283,161

	$768,959	36,360	27,695	(43,485)	789,529

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Balance Sheet:

	As of June 28, 2003
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$8,353	164	2,509		11,026
Receivables, net	102,203	16,725	15,162	(29,391)	104,699
Inventories	196,630	98	—		196,728
Deferred income taxes and other current assets	45,137	1,668	16,565		63,370

Total current assets	352,323	18,655	34,236	(29,391)	375,823
Investments	86,237	—	—	(19,432)	66,805
Property, plant and equipment, net	226,571	334	—		226,905
Deferred income taxes and other assets	70,155	14,511	7,848	—	92,514

	$735,286	33,500	42,084	(48,823)	762,047

LIABILITIES AND PATRONS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$22,162	—	—		22,162
Accounts payable	75,837	16,835	—	(29,391)	63,281
Accrued compensation and related expenses	31,871	4	—		31,875
Interest left on deposit	8,495	—	—		8,495
Other current liabilities	24,045	28	15,710		39,783

Total current liabilities	162,410	16,867	15,710	(29,391)	165,596
Long-term debt, less current maturities	324,011	—	—		324,011
Accrued pension costs	44,487	—	—		44,487
Accrued postretirement benefit costs	10,119	—	—		10,119
Other liabilities	10,362	326	23,249		33,937

Total liabilities	551,389	17,193	38,959	(29,391)	578,150

Patrons’ and other equity	183,897	16,307	3,125	(19,432)	183,897

	$735,286	33,500	42,084	(48,823)	762,047

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Statement of Operations:

	For the year ended June 30, 2001
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales volume	$1,805,849	4,906	—	—	1,810,755
Cost of sales	1,686,517	3,920	—	—	1,690,437

Gross margins	119,332	986	—	—	120,318
Distribution, administrative and general expenses	52,099	2,681	—	—	54,780

Net operating margins (loss)	67,233	(1,695)	—	—	65,538
Interest, income taxes and other, net	(34,096)	1,838	—	—	(32,258)

Net margins from continuing operations	33,137	143	—	—	33,280
Discontinued operations – net of income tax benefit	—	(214)	—	—	(214)

Net margins (loss)	$33,137	(71)	—	—	33,066

Statement of Operations:

	For the year ended June 29, 2002
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales volume	$1,845,743	4,223	13,862	—	1,863,828
Cost of sales	1,688,972	3,390	14,220	—	1,706,582

Gross margins (loss)	156,771	833	(358)	—	157,246
Distribution, administrative and general expenses	84,757	2,658	71	—	87,486

Net operating margins (loss)	72,014	(1,825)	(429)	—	69,760
Interest, income taxes and other, net	(51,697)	29,114	452	—	(22,131)

Net margins from continuing operations	20,317	27,289	23	—	47,629
Discontinued operations – net of income tax benefit	—	(13,543)	—	—	(13,543)

Net margins	$20,317	13,746	23	—	34,086

Statement of Operations:

	For the year ended June 28, 2003
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales volume	$1,850,474	2,211	11,581	(9,140)	1,855,126
Cost of sales	1,808,691	2,208	11,347	(9,140)	1,813,106

Gross margins	41,783	3	234	—	42,020
Distribution, administrative and general expenses	59,662	1,860	80	—	61,602

Net operating margins (loss)	(17,879)	(1,857)	154	—	(19,582)
Interest, income taxes and other, net	(33,776)	1,458	448	—	(31,870)

Net margins (loss)	$(51,655)	(399)	602	—	(51,452)

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Statement of Cash Flows:

	For the year ended June 30, 2001
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$73,123	(1,183)	—	—	71,940
Cash flows from investing activities:
Acquisitions of property, plant and equipment	(33,405)	(90)	—	—	(33,495)
Other	(643)	1,356	—	—	713

Net cash provided by (used in) investing activities	(34,048)	1,266	—	—	(32,782)

Cash flows from financing activities:
Short-term borrowings, net	(33,730)	—	—	—	(33,730)
Proceeds from long-term debt	140,000	—	—	—	140,000
Principal payments of long-term debt	(136,868)	—	—	—	(136,868)
Patronage refunds and other equity paid in cash	(5,892)	—	—	—	(5,892)

Net cash used in financing activities.	(36,490)	—	—	—	(36,490)

Net change in cash and cash equivalents	2,585	83	—	—	2,668
Cash and cash equivalents, beginning of year	8,167	504	—	—	8,671

Cash and cash equivalents, end of year	$10,752	587	—	—	11,339

Statement of Cash Flows:

	For the year ended June 29, 2002
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$129,418	(61,669)	251	—	68,000
Cash flows from investing activities:
Acquisitions of property, plant and equipment	(38,884)	(15)	—	—	(38,899)
Proceeds from disposal of investments	30,951	59,940	—	—	90,891
Other	(8,453)	1,690	—	—	(6,763)

Net cash provided by (used in) investing activities	(16,386)	61,615	—	—	45,229

Cash flows from financing activities:
Short-term borrowings, net	(88,220)	—	—	—	(88,220)
Proceeds from long-term debt	95,000	—	—	—	95,000
Principal payments of long-term debt	(117,928)	—	—	—	(117,928)
Patronage refunds and other equity paid in cash	(4,423)	—	—	—	(4,423)

Net cash used in financing activities.	(115,571)	—	—	—	(115,571)

Net change in cash and cash equivalents	(2,539)	(54)	251	—	(2,342)
Cash and cash equivalents, beginning of year	10,752	587	—	—	11,339

Cash and cash equivalents, end of year	$8,213	533	251	—	8,997

GOLD KIST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Statement of Cash Flows:

	For the year ended June 28, 2003
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(35,413)	(877)	2,258	—	(34,032)
Cash flows from investing activities:
Acquisitions of property, plant and equipment	(34,643)	(8)	—	—	(34,651)
Proceeds from employee life insurance policy surrenders	7,537	—	—	—	7,537
Other	(1,685)	516	—	—	(1,169)

Net cash provided by (used in) investing activities	(28,791)	508	—	—	(28,283)

Cash flows from financing activities:
Short-term borrowings, net	(10,000)	—	—	—	(10,000)
Proceeds from long-term debt	202,920	—	—	—	202,920
Principal payments of long-term debt	(123,017)	—	—	—	(123,017)
Payments of capitalized financing costs	(3,007)	—	—	—	(3,007)
Patronage refunds and other equity paid in cash	(7,601)	—	—	—	(7,601)
Proceeds from employee life insurance policy borrowings	5,049	—	—	—	5,049

Net cash provided by financing activities.	64,344	—	—	—	64,344

Net change in cash and cash equivalents	140	(369)	2,258	—	2,029
Cash and cash equivalents, beginning of year	8,213	533	251	—	8,997

Cash and cash equivalents, end of year	$8,353	164	2,509	—	11,026

GOLD KIST INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

(Unaudited)

	June 28, 2003	March 27, 2004
ASSETS
Current assets:
Cash and cash equivalents	$11,026	93,526
Receivables, principally trade, less allowance for doubtful accounts of $2,002 at June 28, 2003 and $1,821 at March 27, 2004	104,699	117,156
Inventories	196,728	221,283
Deferred income taxes	43,270	22,043
Other current assets	20,100	27,633

Total current assets	375,823	481,641
Investments	66,805	50,914
Property, plant and equipment, net	226,905	218,684
Deferred income taxes	26,822	30,799
Other assets	65,692	67,230

	$762,047	849,268

LIABILITIES AND EQUITY
Current liabilities:
Current maturities of long-term debt	$22,162	13,436
Accounts payable	63,281	67,012
Accrued compensation and related expenses	31,875	42,978
Interest left on deposit	8,495	7,570
Income taxes payable	—	22,348
Other current liabilities	39,783	59,018

Total current liabilities	165,596	212,362
Long-term debt, less current maturities	324,011	296,042
Accrued pension costs	44,487	59,722
Accrued postretirement benefit costs	10,119	7,485
Other liabilities	33,937	42,474

Total liabilities	578,150	618,085

Patrons’ and other equity:
Common stock, $1.00 par value – Authorized 500 shares; issued and outstanding 2 at June 28, 2003 and March 27, 2004	2	2
Patronage reserves	185,620	212,992
Accumulated other comprehensive loss	(43,448)	(43,448)
Retained earnings	41,723	61,637

Total patrons’ and other equity	183,897	231,183

	$762,047	849,268

See Accompanying Notes to Interim Consolidated Financial Statements

GOLD KIST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Thousands)

(Unaudited)

	Three Months Ended		Nine Months Ended
	Mar. 29, 2003	Mar. 27, 2004	Mar. 29, 2003	Mar. 27, 2004
Net sales volume	$466,389	575,589	1,364,501	1,629,204
Cost of sales	461,589	480,128	1,360,576	1,402,843

Gross margins	4,800	95,461	3,925	226,361
Distribution, administrative and general expenses	19,196	27,200	59,841	80,494
Postretirement benefit curtailment gain and pension settlement (expense)	554	(9,908)	10,865	(9,908)

Net operating margins (loss)	(13,842)	58,353	(45,051)	135,959

Other income (deductions):
Interest and dividend income	662	744	2,051	1,061
Interest expense	(6,762)	(13,316)	(18,423)	(27,701)
Unrealized loss on investment	—	—	(24,064)	(18,486)
Miscellaneous, net	2,134	886	(1,588)	5,419

Total other deductions	(3,966)	(11,686)	(42,024)	(39,707)

Margins (loss) from operations before income taxes	(17,808)	46,667	(87,075)	96,252
Income tax expense (benefit)	(5,937)	16,805	(21,008)	39,500

Net margins (loss)	$(11,871)	29,862	(66,067)	56,752

See Accompanying Notes to Interim Consolidated Financial Statements.

GOLD KIST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	Nine Months Ended
	Mar. 29, 2003	Mar. 27, 2004
Cash flows from operating activities:
Net margins (loss) from continuing operations	$(66,067)	56,752
Non-cash items included in net margins (loss) from operations:
Depreciation and amortization	29,361	29,538
Unrealized loss on investment	24,064	18,486
Postretirement benefit curtailment gain	(10,865)	—
Pension and other benefit plans expense	2,406	16,639
Deferred income tax expense (benefit)	(17,379)	16,190
Other	(184)	(1,241)
Changes in operating assets and liabilities:
Receivables	3,648	(12,474)
Inventories	(324)	(24,555)
Other current assets	1,871	(656)
Accounts payable, accrued and other expenses	(7,338)	48,512

Net cash provided by (used in) operating activities of continuing operations	(40,807)	147,191
Net cash used in operating activities of discontinued operations	(18,381)	—

Net cash provided by (used in) operating activities	(59,188)	147,191

Cash flows from investing activities:
Dispositions of investments	469	43
Acquisitions of property, plant and equipment	(27,871)	(19,810)
Other	4,426	2,882

Net cash used in investing activities	(22,976)	(16,885)

Cash flows from financing activities:
Short-term debt repayments, net	(2,500)	—
Proceeds from long-term debt	202,920	196,940
Principal repayments of long-term debt	(105,823)	(235,052)
Payments of capitalized financing costs	(3,007)	(5,925)
Patrons’ equity redemptions paid in cash	(5,614)	(3,769)

Net cash provided by (used in) financing activities	85,976	(47,806)

Net change in cash and cash equivalents	3,812	82,500
Cash and cash equivalents at beginning of period	8,997	11,026

Cash and cash equivalents at end of period	$12,809	93,526

Supplemental disclosure of cash flow data:
Cash paid (received) during the periods for:
Interest (net of amounts capitalized)	$18,940	33,236

Income taxes, net	$(5,849)	(1,548)

See Accompanying Notes to Interim Consolidated Financial Statements.

GOLD KIST INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands)

(Unaudited)

1.    The accompanying unaudited consolidated financial statements reflect the accounts of Gold Kist Inc. and its subsidiaries (“Gold Kist”, the “Company” or the “Association”) as of March 27, 2004 and for the three and nine months ended March 27, 2004. These consolidated financial statements should be read in conjunction with Management’s Discussion and Analysis of Results of Operations and Financial Condition and the Notes to Consolidated Financial Statements in the Company’s previously filed Annual Report on Form 10-K for the fiscal year ended June 28, 2003.

The Association employs a 52/53 week fiscal year. Fiscal 2004 will be a 52-week year and fiscal 2003 was also a 52-week year with each quarter in both periods consisting of 13 weeks.

2.    In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position, the results of operations, and the cash flows of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. Results of operations for interim periods are not necessarily indicative of results for the entire fiscal year.

3.    Comprehensive income (loss) was $(11,871) and $29,862 for the three months ended March 29, 2003 and March 27, 2004, respectively, and $(66,067) and $56,752 for the nine months ended March 29, 2003 and March 27, 2004, respectively.

4.    Revenue is recognized upon shipment and transfer of ownership of the product to the customer. Revenue is recorded net of any discounts, allowances or promotions. Estimates for any special pricing arrangements, promotions or other volume-based incentives are recorded upon shipment of the product in accordance with the terms of the promotion, allowance or pricing arrangements.

5.    Inventories consist of the following:

	June 28, 2003	Mar. 27, 2004
Live poultry and hogs	$97,691	103,418
Marketable products	53,587	64,520
Raw materials and supplies	45,450	53,345

	$196,728	221,283

Live poultry and hogs consist of broilers, market hogs and breeding stock. Broilers are stated at the lower of cost or market and breeders are stated at cost less accumulated amortization. Costs include live production costs (principally feed, chick cost, medications and other raw materials), labor and production overhead. Breeder costs include acquisition of chicks from parent stock breeders, feed, medication, labor and production costs that are accumulated up to the production stage and then amortized over their estimated useful life of thirty six weeks. Market hogs include costs of feed, medication, feeder pigs, labor and production overhead. Pork breeder herds include cost of breeder gilts acquired from parent stock breeders, feed, medications and production costs that are accumulated up to production stage and then amortized over twenty-four months. The pork breeders are included in other assets – noncurrent in the consolidated financial statements and are not significant. If market prices for inventories move below carrying value, the Company records adjustments to write down the carrying values of these inventories.

GOLD KIST INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Marketable products consist primarily of dressed and further processed poultry. The Company has historically accounted for marketable products inventory principally at selling prices less estimated brokerage, freight and certain other selling costs where applicable (estimated net realizable value). The Company has begun to focus its growth efforts and production on further-processed or value-added poultry products and anticipates that an increasing amount of its poultry sales will be from further-processed products. As such, the Company began accounting for its marketable products inventory at the lower of cost or market during the second quarter of fiscal 2004.

Raw materials and supplies consist of feed ingredients, hatching eggs, packaging materials and operating supplies. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market. Gold Kist engages in forward purchase contracts and commodity futures and options transactions to manage the risk of adverse price fluctuations with regard to its feed ingredient purchases.

6.    Depreciation and amortization included in cost of goods sold in the accompanying consolidated statements of operations were $8.1 million and $24.9 million for the three and nine months ended March 29, 2003, respectively, and $8.5 million and $25.9 million for the three and nine months ended March 27, 2004, respectively.

7.    At June 28, 2003 and March 27, 2004, the Association had a minimum pension liability of $43.4 million, net of the deferred tax benefit of $25.9 million. The minimum pension liability, net of deferred taxes, has been included as a component of patrons’ and other equity in accumulated other comprehensive loss.

8.    In October 1998, the Association completed the sale of assets of its Agri-Services business to Southern States Cooperative, Inc. (SSC). In order to complete the transaction, the Association committed to purchase from SSC, subject to certain terms and conditions, up to $60 million in principal amount of capital trust securities and $40 million in principal amount of cumulative preferred securities if SSC was unable to market the securities to other purchasers. In October 1999, the Company purchased for $98.6 million the $100 million principal amount of the securities under this commitment. The Company initially recorded the securities at an estimated fair value of $81.4 million.

The SSC capital trust securities have a fixed maturity and are subject to the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). The SSC preferred stock securities are considered outside the scope of SFAS 115 and are accounted for at cost as they do not have a fixed maturity, are not redeemable by Gold Kist, and do not have a readily determinable fair value.

In October 2002, SSC notified the Association that, pursuant to the provisions of the indenture under which the Association purchased the capital trust securities, SSC would defer the quarterly interest payment due on October 5, 2002. All subsequent quarterly interest payments have also been deferred. The terms of the capital trust securities allow for the deferral of quarterly interest payments for up to 20 quarters, with any deferred payments bearing interest at 10.75%. No dividends from the cumulative preferred securities have been received since the quarterly payment received in January 2002.

As a result of the deferral of the interest payments, the Association followed the guidance of paragraph 16 of SFAS 115 and reduced the carrying value of the capital trust securities by $24.1 million

GOLD KIST INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

with a corresponding charge against margins from operations before income taxes for the six months ended December 28, 2002.

As of December 31, 2003, SSC’s total stockholders’ and patrons’ equity fell below the Association’s carrying value of the preferred stock investment, which the Company believes is a triggering event indicating impairment. The Association valued the preferred securities based on a discounted cash flow approach and recorded an “other-than-temporary” impairment charge of $18.5 million in the quarter ended December 27, 2003.

The carrying value of the SSC securities was $57.3 million at June 28, 2003 and $38.8 million on March 27, 2004. As interest rates and market conditions change, or if SSC incurs additional significant losses, the carrying value of the securities could be further reduced. Also, the proceeds from any future sale of the SSC securities could differ from these estimates. If these events were to occur, they could have a material impact on results of operations and financial position of the Association.

Gold Kist is permitted to sell the SSC securities pursuant to applicable securities regulations and the terms of the securities. The SSC securities are classified as noncurrent assets—investments in the accompanying consolidated balance sheets at June 28, 2003 and March 27, 2004.

9.    Long-term debt is summarized as follows:

	June 28, 2003	March 27, 2004
	(Amounts in Thousands)
Senior notes, due 2014	$—	196,940
Series B senior exchange notes, due in annual installments of $2,727	24,546	21,818
Series C senior exchange notes, due in annual installments of $2,273	20,454	20,454
Senior secured note payable with an insurance company	45,000	—
Term loan agreements with financial institutions	95,000	—
Revolving credit facility	83,000	—
Term loan agreement with agricultural credit bank, due in semi-annual installments of $1,785	35,720	32,150
Term loan agreement with agricultural credit bank, due in quarterly installments of $600	10,000	9,600
Subordinated capital certificates of interest with original fixed maturities ranging from seven to fifteen years, unsecured	23,006	18,204
Tax exempt industrial revenue bond due July 2015	7,500	7,500
Mortgage loan, due in monthly installments to January 2010, secured by an office building	1,947	2,812

	346,173	309,478
Less current maturities	22,162	13,436

	$324,011	296,042

In March 2004, the Company issued the senior notes in a private offering pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The stated interest rate on the senior notes is 10 1/4%, with interest payable semi-annually on March 15 and September 15. The Senior Notes were issued at a price of 98.47% and are reflected net of the discount of $3.06 million in the accompanying consolidated balance sheet at March 27,

GOLD KIST INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

2004. The discount amount will be amortized to interest expense over the ten-year term of the senior notes under the interest method yielding an effective interest rate of approximately 10 1/2%.

Net proceeds from the sale of the senior notes after underwriting and other expenses were $191.2 million. From the proceeds, $145.5 million was used to repay the $95 million term loan under the senior credit facility, the $45 million term loan due to an insurance company and a prepayment penalty of $5.5 million on the term loan due to the insurance company. The prepayment penalty and the write off of unamortized loan fees of $.9 million are included in interest expense in the accompanying consolidated statement of operations for the quarter and nine months ended March 27, 2004. The remaining proceeds after other expenses were approximately $44.7 million and will be used to fund capital expenditures, operations, working capital needs and future debt service obligations. The fees and expenses of the offering of approximately $5.4 million will be amortized over the ten-year term of the senior notes under the interest method and included in interest expense.

Concurrent with the issuance of the senior notes, the Company amended its senior credit facility to provide for a revolving line of credit in an aggregate principal amount of $125 million, including a sub-facility of up to $60 million for letters of credit, for a term of three years. Borrowings under the facility will be limited to the lesser of $125 million and a borrowing base determined by reference to a percentage of the collateral value of the accounts receivable and inventories securing the facility.

At March 27, 2004, the Association was in compliance with all applicable loan covenants under its senior notes and credit facilities.

10.    The Company announced the closing of a poultry processing facility on September 3, 2003 and wrote down the carrying value of the related assets by $2.5 million to the expected sales price less costs of disposal. Additional charges of $1 million were also taken in the first quarter of fiscal 2004, primarily related to employee severance amounts, which were paid during the three months ended December 27, 2003. No significant additional charges were taken in the third quarter of fiscal 2004.

11.    Effective January 1, 2004, the Association’s qualified pension plan was prospectively amended. For benefits earned in calendar 2004 and future years, the basic pension formula was changed from 50% to 45% of final average earnings, early retirement benefits were reduced and other changes were made. The pension benefits earned by employees through 2003 were unchanged.

The Association recognized $9.9 million of pension settlement expense in the quarter ended March 27, 2004. The settlement expense resulted from lump sum distribution payments from the plan to electing retiring employees exceeding service and interest cost components of pension expense in the plan year.

In October 2002, the Association substantially curtailed its postretirement supplemental life insurance plan. Gains from the curtailment of approximately $.6 million and $10.9 million are reflected in the accompanying consolidated statements of operations for the three and nine-month periods ended March 29, 2003.

GOLD KIST INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

Components of net periodic benefit cost for the three months ended March 29, 2003 and March 27, 2004 are as follows:

			Postretirement
	Pension Benefits		Insurance Benefits
	2003	2004	2003	2004
Service cost	$1,380	1,674	16	—
Interest cost	2,548	2,672	687	78
Estimated return on plan assets	(3,823)	(3,398)	—	—
Amortization of:
Unrecognized transition asset	(224)	(60)	—	—
Unrecognized prior service cost	440	456	(403)	(2,586)
Unrecognized (gain)/loss	92	569	358	2,088

Net periodic benefit expense (income)	413	1,913	658	(420)
Settlements and curtailment	—	9,908	(554)	—

Net periodic benefit expense/(income) after settlements and curtailment	$413	11,821	104	(420)

Components of net periodic benefit cost for the nine months ended March 29, 2003 and March 27, 2004 are as follows:

			Postretirement
	Pension Benefits		Insurance Benefits
	2003	2004	2003	2004
Service cost	$4,141	5,022	48	—
Interest cost	7,645	8,017	2,060	234
Estimated return on plan assets	(11,468)	(10,193)	—	—
Amortization of:
Unrecognized transition asset	(672)	(180)	—	—
Unrecognized prior service cost	1,318	1,366	(1,207)	(7,760)
Unrecognized (gain)/loss	275	1,708	1,074	6,265

Net periodic benefit expense (income)	1,239	5,740	1,975	(1,261)
Settlements and curtailment	—	9,908	(10,865)	—

Net periodic benefit expense/(income) after settlements and curtailment	$1,239	15,648	(8,890)	(1,261)

12.    The Company has been named as a defendant in a purported class action lawsuit filed in the U.S. District Court for the Northern District of Alabama alleging that the Company’s production contracts with its member-growers constitute unfair practices or arrangements that have permitted the Company to manipulate the prices of live poultry and have damaged independent live poultry producers in violation of the Federal Packers and Stockyards Act of 1921. The Company believes that the substantive and class claims alleged in this lawsuit are without merit. The plaintiff’s claims are premised on the existence of a significant market for live poultry that does not exist within the vertically integrated structure of the U.S. poultry industry. Further, the Company is a farmers’ cooperative, and the Company believes that the plaintiff, who is a member of the cooperative, is

GOLD KIST INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

obligated to arbitrate any disputes with the Company on an individual basis and also otherwise lacks standing to bring the claims in question. For these and other reasons, the Company intends to defend the suit vigorously and believes that this lawsuit will not have a material adverse effect on the Company.

Gold Kist is a party to various other legal, environmental and administrative proceedings, all of which management believes constitute ordinary routine litigation incidental to the business conducted by the Company and are not material in amount.

13.    SUPPLEMENTAL COMBINING CONDENSED FINANCIAL STATEMENTS

The Company’s senior notes, due 2014 are jointly and severally guaranteed by the Company’s domestic subsidiaries, which are 100% owned by Gold Kist Inc. (the “Parent”), except for GK Insurance Inc., a wholly owned captive insurance company domiciled in the State of Vermont.

GOLD KIST INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

The following is the unaudited supplemental combining condensed balance sheets as of June 28, 2003 and March 27, 2004, the supplemental combining condensed statements of operations for the three and nine months ended March 29, 2003 and March 27, 2004, respectively, and the supplemental combining condensed statements of cash flows for the nine months ended March 29, 2003 and March 27, 2004. The only intercompany eliminations are the normal intercompany revenues, borrowings and investments in wholly owned subsidiaries. Separate complete financial statements of the guarantor subsidiaries, which are 100% owned by the Parent, are not presented because the guarantors are jointly and severally, fully and unconditionally liable under the guarantees.

	As of June 28, 2003
Balance Sheet:	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$8,353	164	2,509		11,026
Receivables, net	102,203	16,725	15,162	(29,391)	104,699
Inventories	196,630	98	—		196,728
Deferred income taxes and other current assets	45,137	1,668	16,565		63,370

Total current assets	352,323	18,655	34,236	(29,391)	375,823
Investments	86,237	—	—	(19,432)	66,805
Property, plant and equipment, net	226,571	334	—		226,905
Deferred income taxes and other assets	70,155	14,511	7,848	—	92,514

	$735,286	33,500	42,084	(48,823)	762,047

LIABILITIES AND PATRONS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$22,162	—	—		22,162
Accounts payable	75,837	16,835	—	(29,391)	63,281
Accrued compensation and related expenses	31,871	4	—		31,875
Interest left on deposit	8,495	—	—		8,495
Other current liabilities	24,045	28	15,710		39,783

Total current liabilities	162,410	16,867	15,710	(29,391)	165,596
Long-term debt, less current maturities	324,011	—	—		324,011
Accrued pension costs	44,487	—	—		44,487
Accrued postretirement benefit costs	10,119	—	—		10,119
Other liabilities	10,362	326	23,249		33,937

Total liabilities	551,389	17,193	38,959	(29,391)	578,150

Patrons’ and other equity	183,897	16,307	3,125	(19,432)	183,897

	$735,286	33,500	42,084	(48,823)	762,047

GOLD KIST INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

	As of March 27, 2004
Balance Sheet:	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$90,784	219	2,523		93,526
Receivables, net	115,279	13,059	26,232	(37,414)	117,156
Inventories	221,128	155	—		221,283
Deferred income taxes and other current assets	26,463	(702)	23,915		49,676

Total current assets	453,654	12,731	52,670	(37,414)	481,641
Investments	71,822	—	—	(20,908)	50,914
Property, plant and equipment, net	218,409	275	—		218,684
Deferred income taxes and other assets	78,184	10,467	9,378		98,029

Total Assets	$822,069	23,473	62,048	(58,322)	849,268

LIABILITIES AND PATRONS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$13,436	—	—		13,436
Accounts payable	99,051	5,375	—	(37,414)	67,012
Accrued compensation and related expenses	42,958	20	—		42,978
Interest left on deposit	7,570	—	—		7,570
Income taxes payable	22,364	(16)	—		22,348
Other current liabilities	29,360	3	29,655		59,018

Total current liabilities	214,739	5,382	29,655	(37,414)	212,362
Long-term debt, less current maturities	296,042	—	—		296,042
Accrued pension costs	59,722	—	—		59,722
Accrued postretirement benefit costs	7,485	—	—		7,485
Other liabilities	12,898	326	29,250		42,474

Total liabilities	590,886	5,708	58,905	(37,414)	618,085

Patrons’ and other equity	231,183	17,765	3,143	(20,908)	231,183

Total liabilities and patrons’ equity	$822,069	23,473	62,048	(58,322)	849,268

GOLD KIST INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

	Three Months Ended March 29, 2003
Statement of Operations:	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales volume	$465,525	633	2,895	(2,664)	466,389
Gross margins (loss)	4,803	96	(99)		4,800
Net operating loss	(13,454)	(270)	(118)		(13,842)
Interest, income taxes and other, net	1,397	388	186		1,971
Net margins (loss)	(12,057)	118	68		(11,871)

	Three Months Ended March 27, 2004
Statement of Operations:	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales volume	$574,060	810	3,598	(2,879)	575,589
Gross margins (loss)	94,304	(2)	1,159		95,461
Net operating margins (loss)	57,411	(198)	1,140		58,353
Interest, income taxes and other, net	(28,519)	117	(89)		(28,491)
Net margins (loss)	28,892	(81)	1,051		29,862

	Nine Months Ended March 29, 2003
Statement of Operations:	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales volume	$1,359,569	1,805	8,686	(5,559)	1,364,501
Gross margins	3,681	178	66		3,925
Net operating margins (loss)	(43,648)	(1,410)	7		(45,051)
Interest, income taxes and other, net	(22,534)	1,151	367		(21,016)
Net margins (loss)	(66,182)	(259)	374		(66,067)

	Nine Months Ended March 27, 2004
Statement of Operations:	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales volume	$1,624,835	2,056	11,564	(9,251)	1,629,204
Gross margins (loss)	227,614	(15)	(1,238)		226,361
Net operating margins (loss)	137,910	(652)	(1,299)		135,959
Interest, income taxes and other, net	(82,634)	2,110	1,317		(79,207)
Net margins	55,276	1,458	18		56,752

GOLD KIST INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands)

	Nine Months Ended March 29, 2003
Statement of Cash Flows:	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net cash provided by (used in) operating activities, including cash used in operating activities of discontinued operations	$(58,814)	(381)	7		(59,188)
Net cash provided by (used in) investing activities	(23,224)	248	—		(22,976)
Net cash provided by financing activities	85,976	—	—		85,976
Net increase (decrease) in cash and cash equivalents	3,938	(133)	7		3,812
Cash and cash equivalents, beginning of period	8,213	533	251		8,997
Cash and cash equivalents, end of period	12,151	400	258		12,809

	Nine Months Ended March 27, 2004
Statement of Cash Flows:	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$151,438	(4,261)	14		147,191
Net cash provided by (used in) investing activities	(21,201)	4,316	—		(16,885)
Net cash used in financing activities	(47,806)	—	—		(47,806)
Net increase in cash and cash equivalents	82,431	55	14		82,500
Cash and cash equivalents, beginning of period	8,353	164	2,509		11,026
Cash and cash equivalents, end of period	90,784	219	2,523		93,526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Gold Kist Inc.:

Under date of September 5, 2003, except for the tenth paragraph of Note 4, as to which the date is September 22, 2003 and the first paragraph of Note 12, as to which the date is March 10, 2004, we reported on the consolidated balance sheets of Gold Kist Inc. and subsidiaries as of June 29, 2002 and June 28, 2003, and the related consolidated statements of operations, patrons’ and other equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 28, 2003. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule, as listed in the accompanying index. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Atlanta, Georgia

September 5, 2003, except for

the tenth paragraph of Note 4,

as to which the date is

September 22, 2003 and the

first paragraph of Note 12, as to

which the date is March 10, 2004

GOLD KIST INC.

Schedule II - Valuation Reserves and Qualifying Accounts

(Dollar Amounts in Thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D		COLUMN E
		Additions
Description	Balance at Beginning Of Period	Charged to Cost and Expenses	Charged To Other Accounts	Deductions		Balance At End Of Period
Deducted in the consolidated balance sheets from the asset to which it applies:

Allowance for doubtful accounts:
June 30, 2001	$4,041	318	—	1,910	(A)	2,449
June 29, 2002	2,449	581	—	1,836	(A)	1,194
June 28, 2003	1,194	1,030	—	222	(A)	2,002

(A) Represents accounts written off.

Allowance for deferred tax assets valuation:
June 30, 2001	$397	—	—	7	(B)	390
June 29, 2002	390	9	—	—	(B)	399
June 28, 2003	399	10,331	—	—	(B)	10,730

(B) Represents estimate of net operating loss deductions that are realizable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Certificate of Incorporation and By-Laws of New Gold Kist provide for the elimination of personal liability of our directors to New Gold Kist or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent permitted under the Delaware General Corporation Law. Our directors remain liable for (i) for any breach of the director’s duty of loyalty to the corporation or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions as set forth in section 174 of the Delaware General Corporation Law, or (iv) any transactions from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of New Gold Kist directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended, without further action by the stockholders. These provisions in the Certificate of Incorporation and By-Laws of New Gold Kist will limit the remedies available to a stockholder in the event of breaches of any director’s duties.

The Certificate of Incorporation and By-Laws of New Gold Kist further provide that each person serving or who has served as an officer or director of the company, or at the company’s request, is serving as an officer or director of another corporation, partnership, joint venture, trust, or other enterprise, shall be indemnified by the company to the fullest extent permitted by the Delaware General Corporation Law. In addition and separate from the forgoing, the company, at the discretion of a majority of the disinterested directors, may indemnify an officer or director against any amounts paid in settlement of any threatened or pending action, suit or proceeding by or in the right of the company to secure a judgment in its favor.

New Gold Kist is not, however, required to indemnify officers and directors for liability incurred in a proceeding in which the director or officer is adjudged liable to us or is subjected to injunctive relief in our favor for (i) any breach of the director’s duty of loyalty to New Gold Kist or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any types of liability with respect to distributions as set forth in section 174 of the Delaware General Corporation Law, or (iv) any transaction from which such officer or director received an improper personal benefit. In addition, the New Gold Kist By-Laws provide that the Company (i) must advance funds to pay or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding because that person is a director or officer if other conditions are satisfied, and (ii) may indemnify and advance expenses to any employee or agent who is not a director or officer to the same extent and subject to the same condition that New Gold Kist could, without stockholder approval under the Delaware General Corporation Law, indemnify and advance expenses to a director.

ITEM 21. EXHIBITS.

Exhibits and Financial Statement Schedules

(a)    The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Conversion, dated as of May 25, 2004 between Gold Kist Holdings Inc. and Gold Kist Inc. (Included in Annex A to Disclosure Statement-Prospectus).

3.1*	Certificate of Incorporation of Gold Kist Holdings Inc.

3.2*	By-Laws of Gold Kist Holdings Inc.

4.1	Registration Rights Agreement, dated as of March 5, 2004, by and among the Company, the Guarantor Subsidiaries and Credit Suisse First Boston LLC, as representative of the several purchasers (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

4.2	Indenture, dated March 10, 2004, by and between the Company and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.2 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

4.3	Form of 10 1/4% Senior Note due 2014 (incorporated by reference from Exhibit 4.3 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

4.4*	Form of Common Stock Certificate of Gold Kist Holdings Inc.

5.1	Form of Opinion of Alston & Bird LLP.

8.1	Form of Opinion of Alston & Bird regarding tax matters (Included in Annex B to Disclosure Statement-Prospectus).

10.1	Fourth Amendment dated as of March 10, 2004, to Second Consolidated, Amended and Restated Note Agreement with the Gateway Recovery Trust and the Prudential Insurance Company of America (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

10.2	Fourth Amended and Restated Amended and Restated Credit Agreement dated as of March 10, 2004, with various banks and lending institutions, as lenders, and Cooperatieve Centrale Raiffeisen-Boerenleen Bank B.A., New York Branch, as agent (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

10.3	Form of Deferred Compensation Agreement between Gold Kist Inc. and certain executive officers (incorporated by reference to Registration filed on Form S-2-Registration No. 2-59958).

10.4	Gold Kist Management Bonus Program (incorporated by reference to Registration filed on Form S-1-Registration No. 2-69267).

10.5	Amended Gold Kist Management Bonus Program (incorporated by reference to Registration filed on Form S-2-Registration No. 2-79538).

10.6	Form of Gold Kist Supplemental Executive Retirement Income nonqualified deferred compensation agreement between Gold Kist and certain executive officers and Resolution of Gold Kist Board of Directors authorizing the Supplemental Executive Retirement Plan (incorporated by reference to Registration filed on Form S-2-Registration No. 33-9007).

10.7	Resolution of Gold Kist Board of Directors authorizing the Gold Kist Special Award Plan (incorporated by reference to Registration filed on Form S-2-Registration No. 33-9007).

10.8	Form of Gold Kist Executive’s Change in Control Agreement between Gold Kist and certain officers and resolution of Gold Kist Board of Directors authorizing the Officers Contingency Plan (incorporated by reference to Registration filed on Form S-2-Registration No. 33-311647).

Exhibit No.		Description of Exhibit
10.9		Form of Directors Change in Control Agreement between Gold Kist and Directors of Gold Kist (incorporated by reference to Registration filed on Form S-2-Registration No. 33-36938).

10.10		Form of Director Emeritus Life Benefits Agreement (incorporated by reference to Registration filed on Form S-2-Registration No. 33-36938).

10.11		Form of Director Emeritus Agreement for Medical Benefits (incorporated by reference to Registration filed on Form S-2-Registration No. 33-36938).

10.12		Gold Kist Executive Savings Plan, as amended (incorporated by reference to Registration filed on Form S-2-Registration No. 33-36938).

10.13		Gold Kist Director Savings Plan, as amended (incorporated by reference to Registration filed on Form S-2-Registration No. 33-36938).

10.15		Gold Kist Executive Defined Contribution Plan (incorporated by reference to the Exhibits to the Annual Report on Form 10-K of Gold Kist Inc. for the fiscal year ended July 1, 2000).

10.16		Form of Employment Agreement between Gold Kist and certain officers (incorporated by reference to the Exhibits to the Annual Report on Form 10-K of Gold Kist Inc. for the fiscal year ended June 29, 2002).

10.17		General Partnership Agreement (GC Properties) between Gold Kist Inc. and Cotton States Mutual Insurance Company, dated as of July 1, 1984 (incorporated by reference to Registration Statement on Form S-2, Registration No. 33-428 of Gold Kist Inc.).

10.18		Lease from GC Properties, dated December 11, 1984, for home office building space (incorporated by reference to Registration Statement on Form S-2, Registration No. 33-428 of Gold Kist Inc.).

10.19		Asset Purchase Agreement dated as of July 23, 1998, between Southern States Cooperative, Incorporated and Gold Kist Inc. (incorporated by reference to the Current Report on Form 8-K of Gold Kist Inc., dated as of July 18, 1998).

10.20		Securities Purchase Agreement Dated October 5, 1999, between Gold Kist Inc. and Southern States Cooperative, Incorporated (incorporated by reference to the Annual Report on Form 10-K of Gold Kist Inc. for the fiscal year ended June 30, 2001).

10.21	*	Gold Kist Holdings Inc. 2004 Long-Term Incentive Plan.

10.22		First Amended and Restated Credit Agreement with CoBank, ACB dated as of January 29, 2003 (incorporated by reference to the Exhibits to the Annual Report on Form 10-K of Gold Kist Inc. for the fiscal year ended June 28, 2003).

10.23		First Amendment dated February 11, 2003 to First Amended and Restated Credit Agreement with CoBank, ACB (incorporated by reference to the Exhibits to the Annual Report on Form 10-K of Gold Kist Inc. for the fiscal year ended June 28, 2003).

10.24		Second Amendment dated as of March 10, 2004 to First Amended and Restated Credit Agreement with CoBank, ACB (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of Gold Kist Inc., dated as of March 5, 2004).

23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2		Consent of Ernst & Young LLP.

23.3		Consent of Alston & Bird LLP (included in Exhibits 5.1 and 8.1).

23.4*		Consents pursuant to Rule 438 of the Securities Act of 1933.

24.1		Power of Attorney for the Directors and Officers of Gold Kist Holdings Inc. (contained on signature page hereto).

Exhibit No.		Description of Exhibit

99.1	*	Form of Ballot Card.

99.2	*	Form of Taxpayer Identification Card.

99.3	*	Form of Redemption Request Card.

*	To be filed by amendment.

ITEM 22. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(3)    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(4)    That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5)    That every prospectus: (i) that is filed pursuant to Paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on this the 1st day of June, 2004.

GOLD KIST HOLDINGS INC.

By:	/s/ JOHN BEKKERS
John Bekkers
President and Chief Executive Officer

We, the undersigned directors and officers of Gold Kist Holdings Inc. do hereby constitute and appoint Stephen O. West and J. David Dyson, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments including post effective amendments to this Registration Statement including any registration statement filed pursuant to Rule 462(b) under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN BEKKERS John Bekkers	President, Chief Executive Officer and Director (Principal Executive Officer)	June 1, 2004

/S/ STEPHEN O. WEST Stephen O. West	Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	June 1, 2004

/S/ MICHAEL A. STIMPERT Michael A. Stimpert	Director	June 1, 2004